1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                             ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date May 11, 2006	By	/s/ Chen Guangshui
Chen Guangshui, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the contents of this circular, you should obtain independent professional advice.

If you have sold or transferred all your shares in Yanzhou Coal Mining Company Limited, you should at once hand this circular, together with the accompanying reply slip and form of proxy, to the purchaser or to the transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

INFORMATION ON PROPOSED AMENDMENTS TO

(1) THE ARTICLES OF ASSOCIATION; AND

(2) CERTAIN RULES OF PROCEDURES, TO BE RESOLVED AT

THE ANNUAL GENERAL MEETING FOR

THE FINANCIAL YEAR ENDED 31ST DECEMBER, 2005

A notice convening an annual general meeting for the financial year ended 31st December, 2005 of Yanzhou Coal Mining Company Limited to be held at 8:30 a.m. on Wednesday, 28th June 2006 at the Conference Room of Zong He Building, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China is set out on pages 127 to 130 of this circular.

The H share register of members of the Company will be closed from Tuesday, 30th May, 2006 to Wednesday, 28th June, 2006, both days inclusive, during which period no transfer of the Company’s H shares will be effected. Where applicable, shareholders of the Company’s H shares intending to attend the Annual General Meeting are therefore required to lodge their respective stamped instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, by 4:00 p.m. on Monday, 29th May, 2006. If you are eligible and intend to attend the Annual General Meeting, please complete and return the reply slip for attendance, a copy of which is enclosed with this circular, in accordance with the instructions printed thereon as soon as possible and in any event by Thursday, 8th June, 2006. If you are not able to attend and/or vote at the Annual General Meeting, you are strongly urged to complete and return the proxy form, a copy of which is also enclosed with this circular, in accordance with the instructions printed thereon as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the Annual General Meeting or any adjournment thereof should you so wish.

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“A Share(s)”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange

“Annual General Meeting”	the annual general meeting for the financial year ended 31st December, 2005 of the Company to be held at 8:30 a.m. on Wednesday, 28th June, 2006 (or any adjournment thereof), notice of which is set out on pages 127 to 130 of this circular

“Articles of Association”	the articles of association of the Company

“Board”	the board of Directors

“Company”	Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares and A Shares of which are listed on the Main Board of the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively

“Director(s)”	the directors of the Company

“H Shares”	overseas listed foreign shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“PRC”	the People’s Republic of China

“Share(s)”	ordinary share (including H Shares, A Shares and domestic state legal person shares) of RMB1.00 each in the ordinary share capital of the Company

“Shareholders”	the shareholders of the Company

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Directors:	Registered office:
Wang Xin	298 South Fushan Road
Geng Jiahuai	Zoucheng
Yang Deyu	Shandong Province 273500
Shi Xuerang	PRC
Chen Changchun
Wu Yuxiang	Principal place of business in Hong Kong:
Wang Xinkun	Rooms 2608-10
Chen Guangshui	26/F, The Center
Dong Yunqing	99 Queen’s Road Central
Hong Kong
Independent Non-executive Directors:
Pu Hongjiu
Cui Jianmin
Wang Xiaojun
Wang Quanxi

9th May, 2006

To the Shareholders

Dear Sir or Madam,

INFORMATION ON PROPOSED AMENDMENTS TO

(1) THE ARTICLES OF ASSOCIATION; AND

(2) CERTAIN RULES OF PROCEDURES, TO BE RESOLVED AT

THE ANNUAL GENERAL MEETING FOR

THE FINANCIAL YEAR ENDED 31ST DECEMBER, 2005

INTRODUCTION

The Board will convene the Annual General Meeting for the financial year ended 31st December, 2005 on Wednesday, 28th June, 2006. The Company includes details on certain special matters to be considered in the Annual General Meeting in this circular for the purpose of providing you with further information to enable you to make a decision on whether to vote

LETTER FROM THE BOARD

for or against the resolutions to be proposed at the Annual General Meeting. The Annual General Meeting will be convened for the purpose of considering, and if thought fit, approving, among others, the following:

(a)	the proposed amendments to the Articles of Association;

(b)	the proposed amendments to the Rules of Procedure for the Shareholders’ Meeting of Yanzhou Coal Mining Company Limited;

(c)	the proposed amendments to the Rules of Procedure for the Board of Directors of Yanzhou Coal Mining Company Limited; and

(d)	the proposed amendments to the the Rules of Procedure for the Supervisory Committee of Yanzhou Coal Mining Company Limited.

The notice of the Annual General Meeting is set out on page 127 to 130 of this circular.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In March 2006, the China Securities Regulatory Committee made a number of amendments to the standard articles of association for companies listed in the PRC and requires PRC listed companies to make corresponding changes to their articles of associations. To comply with the requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange in this respect, the Board at a Board meeting held on 21st April, 2006 has proposed to make corresponding amendments to certain provisions of the Articles of Association.

The proposed amendments to the Articles of Association are subject to the approval of the Shareholders by way of a special resolution (i.e. resolution no. 7 in the notice of Annual General Meeting) at the Annual General Meeting. Details of the proposed amendments are set out in Appendix I to this circular.

AMENDMENTS TO THE THREE SETS OF RULES OF PROCEDURES

In compliance with the requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange with regard to the amendments to the standard articles of association for companies listed in the PRC, the Board has also at the Board meeting held on 21 April, 2006 proposed to amend the following three sets of rules of procedures:

(a)	Rules of Procedure for the Shareholders’ Meeting of Yanzhou Coal Mining Company Limited;

(b)	Rules of Procedure for the Board of Directors of Yanzhou Coal Mining Company Limited; and

(c)	Rules of Procedure for the Supervisory Committee of Yanzhou Coal Mining Company Limited.

The above three sets of rules of procedures were approved by the Shareholders to be adopted by the Company at the annual general meeting for the financial year ended 31 December, 2004. The proposed amendments to each of the three sets of rules of procedures are

LETTER FROM THE BOARD

subject to the approval of the Shareholders by way of special resolutions (i.e. resolutions nos. 8, 9 and 10 in the notice of Annual General Meeting respectively) at the Annual General Meeting. Details of the proposed amendments to each set of rules of procedures are set out in Appendices II, III and IV to this circular respectively.

ANNUAL GENERAL MEETING

The notice convening the Annual General Meeting is set out on pages 127 to 130 of this circular. A form of proxy and a reply slip are enclosed with this circular.

PROCEDURES TO DEMAND POLL

Pursuant to Article 75 of the existing Articles of Association, at any Shareholders’ general meeting, a resolution shall be decided on a show of hands unless a poll is demanded:

(a)	by the chairman of the meeting;

(b)	by at least two (2) Shareholders present in person or by proxy entitled to vote thereat;

(c)	by one (1) or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting,

before or after a vote is carried out by a show of hands.

The demand for a poll may be withdrawn by the person who demands the same.

RESPONSIBILITY STATEMENT

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATION

The Board believes that the ordinary and special resolutions to be put before the Annual General Meeting are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends you to vote in favour of all the ordinary resolutions and special resolutions to be proposed at the Annual General Meeting.

By order of the Board of Yanzhou Coal Mining Company Limited Wang Xin Chairman of the Board

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

The amendments to the Articles of Association proposed by the Board are set out as follows:

To comply with the requirements of China Securities Regulatory Commission and the Shanghai Stock Exchange, the board of directors of Yanzhou Coal Mining Company Limited (the “Company”) proposes to amend certain articles of the Articles of Association of the Company (the “Original Articles of Association”) with reference to “Guidance for Articles of Association for Listed Companies (2006 Revision)” (“Guidance”). The proposed amendments are set out below (the amended Articles of Association is referred to as the “Amended Articles of Association”):

I.	Amendments to the articles

(1)	A new Article 1 be inserted before Article 1 of the Original Articles of Association. (Article 1 of the Amended Articles of Association):

“Article 1	These Articles of Association are drawn up in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), the “Securities Law of the People’s Republic of China”, the “Mandatory Provisions for the Articles of Association of the Company to be Listed Overseas” (“Mandatory Provisions”) and other relevant laws and regulations with the aims of protecting the legitimate interests of Yanzhou Coal Mining Company Limited (the “Company”) and its shareholders and creditors, and regulating the organization and conducts of the Company.”

(2)	The following in clause 1 of Article 6 of the Original Articles of Association (Article 7 of the Amended Articles of Association):

“The Company’s Articles of Association shall take effect from the date on which approval by the State Council’s foreign trade and economic authorities has been obtained.”

be amended as clause 1 of Article 7 of the Amended Articles of Association:

“The Company’s Articles of Association shall take effect from the date of incorporation of the Company.”

(3)	The following in Article 8 of the Original Articles of Association (Article 9 of the Amended Articles of Association):

“Article 8	The Company may invest in other limited liability companies or joint stock limited companies. The Company’s liabilities to an invested company shall be limited to the amount of its capital contribution to the invested company.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

Upon approval of the companies approving department authorised by the State Council, the company may, according to its operating and management needs, operate as a holding company as prescribed in the second paragraph of Article 12 of the Company Law.”

be amended as Article 9 of the Amended Articles of Association:

“Article 9	All assets of the Company are divided into shares of equal value. The shareholders are liable for the Company up to the amount of shares they subscribed and all the Company’s assets are made liable for its debts.

The Company may invest in other limited liability companies or limited stock companies. The Company is liable for an invested company up to the amount of capital it contributes to the invested company.

(4)	The following in Article 9 of the Original Articles of Association (Article 10 of the Amended Articles of Association):

“Article 9	Other senior officers of the Company refer to the Company’s financial officer-in-charge, chief engineer and secretary to the board of directors .”

be amended as Article 10 of the Amended Articles of Association:

“Article 10	Senior officers of the Company refer to the Company’s general manager, deputy general manager, financial controller, chief engineer and secretary to the board of directors.”

(5)	Two new articles be inserted after Article 12 of the Original Articles of Association (Article 13 of the Amended Articles of Association):

“Article 14	Shares of the Company are in the form of share certificates.

Article 15	The issue of shares by the Company shall adhere to the principles of openness, fairness and equitable. Every share of the same class shall rank pari passu to every other share of the same class.

Shares of the same class issued at the same time shall have the same terms and price. The same amount of money is payable by a unit or an individual subscribing the share.”

(6)	The following in Article 17 of the Original Articles of Association (Article 20 of the Amended Articles of Association):

“Article 17	The share capital structure of the Company is as follows: 4,918,400,000 ordinary shares, of which (a) 2,672,000,000 shares, representing 54.33% of the Company’s share capital, are held by Yankuang

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(Group) Corporation Ltd. as domestic legal person shares; (b) 1,958,400,000 shares, which representing 39.82% of the Company’s share capital, are held by the H Shares shareholders; and (c) 280,000,000 shares, representing 5.85% of the Company’s share capital, are held by the A Shares shareholders.”

be amended as Article 20 of the Amended Articles of Association:

“Article 20	The share capital structure of the Company is as follows: 4,918,400,000 ordinary shares, of which (a) 2,600,000,000 shares, representing 52.86% of the Company’s share capital, are held by Yankuang Group Corporation Ltd. as domestic legal person shares; (b) 1,958,400,000 shares, which representing 39.82% of the Company’s share capital, are held by the H Shares shareholders; and (c) 360,000,000 shares, representing 7.32% of the Company’s share capital, are held by the A Shares shareholders.”

(7)	A new sub-clause be inserted after sub-clause 3 clause 2 of Article 21 of the Original Articles of Association (Article 24 of the Amended Articles of Association):

“(4) To increase the capital by way of transfer from reserve;”

(8)	Two new articles be inserted after Article 22 of the Original Articles of Association (Article 25 of the Amended Articles of Association):

“Article 26	The Directors, Supervisors and Senior Officers of the Company shall declare to the Company their holdings in the Company’s shares and inform the same if there are any changes in their holdings subsequently. During their terms of office, shares being transferred every year must not exceed 25% of their holdings in the Company’s shares. No transfer of their holdings shall be made within one year after the Company’s shares were listed. No transfer of their holdings in the Company’s shares shall be made within six months after they cease to hold their respective offices.

Article 27	When Directors, Supervisors or Senior Officers of the Company or shareholders holding more than 5% of the shares of the Company sell their shares within six months after they are acquired or purchase shares within six months after they are disposed of, the board of directors shall repatriate any profits derived from such dealings and the profits derived shall belong to the Company. However, for securities companies which have acquired shares underwritten and become shareholders having more than 5% of the shares of the Company shall not be restricted by the six-month restriction mentioned above when they sell their shares.

If the board of directors fails to enforce the provisions as set out above, the shareholders are entitled to request the board of directors to enforce them within thirty days. If the board of directors still fails

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

to enforce within the said timeline, the shareholders are entitled to commence legal proceeding at the People’s Court directly in their own names in the interests of the company.

If the board of directors fails to enforce the first clause, the directors responsible shall be liable pursuant to the laws.”

(9)	The following in Article 24 of the Original Articles of Association (Article 29 of the Amended Articles of Association):

“Article 24	The Company may reduce its registered share capital in accordance with its Articles of Association.”

be amended as Article 29 of the Amended Articles of Association:

“Article 29	The Company may reduce its registered share capital. In so doing, it shall act according to the Company Law, other relevant provisions and these Articles of Association.”

(10)	Two new sub-clauses be inserted after sub-clause 2 clause 1 of Article 26 of the Original Articles of Association (Article 31 of the Amended Articles of Association):

“(3)	To grant the shares as incentives to the Company’s staff;

(4)	Shareholders who disagree with the resolutions for the merger and separation of the Company made in a general meeting may demand the Company to purchase their shares.”

A new clause be inserted after clause 1 of Article 26 of the Original Articles of Association (Article 31 of the Amended Articles of Association):

“Apart from the above, the Company is not allowed to engage in trading of its own shares.”

(11)	A new sub-clause be inserted after sub-clause 3 clause 1 of Article 27 of the Original Articles of Association (Article 32 of the Amended Articles of Association):

“(4)	Other means as authorized by the competent securities authorities under the State Council.”

(12)	The following in Article 29 of the Original Articles of Association (Article 34 of the Amended Articles of Association):

“Article 29	Shares which have been legally repurchased by the Company shall be cancelled within the period prescribed by the law and administrative regulation, and the Company shall apply to the original companies registration authority for registration of the change in its registered share capital.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

The aggregate par value of the cancelled shares shall be deducted from the Company’s registered share capital.”

be amended as Article 34 of the Amended Articles of Association:

“Article 34	The Company must obtain the prior approval of the shareholders in a general meeting before it can repurchase shares pursuant to the reasons set out in Article 31 (1) to (3). Following shares being repurchased by the Company pursuant to the provisions in Article 31, in the case of (1), the shares repurchased shall be cancelled within 10 days of the completion of the repurchase. In the case of (2) and (4), the shares repurchased shall be transferred or cancelled within six months of the completion of the repurchase.

The aggregate par value of the cancelled shares shall be deducted from the Company’s registered share capital.

The shares the Company repurchases in accordance with the provisions in Article 31(3) shall not be more than 5% of the total issued shares of the Company. The funding for the repurchase shall be provided from the profit after tax. The shares repurchased shall be transferred to the staff within one year.”

(13)	The following in first clause in Article 36 of the Original Articles of Association (Article 41 of the Amended Articles of Association):

“Article 36	The Company shall keep a register of shareholders which shall contain the following particulars:

......”

be amended as first clause in Article 41 of the Amended Articles of Association:

“Article 41	The Company shall keep a register of shareholders based on the evidence provided by the share registration institution which shall contain the following particulars:

......”

(14)	Deleting clauses 3 and 4 in Article 40 of the Original Articles of Association (Article 45 of the Amended Articles of Association). The deleted words are:

“The promoter may not transfer any of his shares of the Company within three years after the Company is established.

The directors, supervisors, general manager, deputy general managers and other senior officers of the Company shall declare to the Company the number of shares which they hold in the Company and may not transfer such shares during their terms of office.”

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(15)	The following in Article 42 of the Original Articles of Association (Article 47 of the Amended Articles of Association):

“Article 42	The board of directors shall decide on a date for the determination of rights attaching to shares in the Company when the Company convenes a shareholders’ meeting, distributes dividend, liquidates or engages in activities that required the determination of rights attaching to shares in the Company. The shareholders of the Company shall be such persons who appear in the register of shareholders at the close of such determination date.”

be amended as Article 47 of the Amended Articles of Association:

“Article 47	The board of directors or the convenor of the general meeting shall decide on a date for the determination of rights attaching to shares in the Company when the Company convenes a shareholders’ meeting, distributes dividend, liquidates or engages in activities that required the determination of rights attaching to shares in the Company. The shareholders of the Company shall be such persons who appear in the register of shareholders at the close of such determination date.”

(16)	The following in clause 2 of Article 44 of the Original Articles of Association (Article 49 of the Amended Articles of Association):

“Application by a holder of Domestic-Invested Shares, who has lost his share certificate, for a replacement share certificate shall be dealt with in accordance with Article 150 of the Company Law.”

be amended as clause 2 of Article 49 of the Amended Articles of Association:

“Application by a holder of Domestic-Invested Shares, who has lost his share certificate, for a replacement share certificate shall be dealt with in accordance with Article 144 of the Company Law.”

(17)	(1)	The following sub-clause 2 of clause 1 of Article 48 of the Original Articles of Association (Article 53 of the Amended Articles of Association):

“(2)	the right to attend or appoint a proxy to attend shareholders’ meeting and to vote thereat;”

be amended as:

“(2)	the right to demand for the convening of a shareholders’ meeting, convene a shareholders’ meeting, attend or appoint a proxy to attend shareholders’ meetings and to vote thereat;”

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(2)	A new item after the second paragraph of sub-clause 5 of clause 1 of Article 48 of the Original Articles of Association (Article 53 of the Amended Articles of Association):

“(6)	the copies of the Company’s debentures, resolutions of the meetings of the board of directors, resolutions of the meetings of the Supervisory Committee, financial and accounting reports”

(3)	A new sub-clause be added after sub-clause 6 of clause 1 of Article 48 of the Original Articles of Association (Article 53 of the Amended Articles of Association):

“(7)	Shareholders who disagree with the resolutions for the merger and separation of the Company made in a general meeting may demand the Company to purchase their shares.”

(18)	Four new articles be added after Article 48 of the Original Articles of Association (Article 53 of the Amended Articles of Association):

“Article 54	Shareholders proposing to inspect the relevant information as set out in the previous Articles or collect information shall produce the relevant proofs of the type and quantity of shares that they are holding to the Company. The Company shall provide the shareholders such information as required after verification of the identities of the shareholders.

Article 55	In the event that the resolution of a shareholders’ meeting or a board meeting is against the law or administrative rules and has infringed the legitimate interest of a shareholder, the shareholder shall have the right to submit to the People’s Court to declare the resolution invalid.

In the event the procedures for convening the shareholders’ meeting and the board of directors meeting and voting thereat violate the law, administrative regulations or the provisions of these Articles, or the content resolved being in contrary to these Articles, the shareholder shall have the right to submit to the People’s Court to rescind the resolution within 60 days after the resolution is made.

Article 56	In the event the directors and senior officers violate the law, administrative regulations or the provisions of these Articles in performing the Company’s duties, and incur a loss to the Company, shareholder(s), either individually or jointly holding more than 1% of the Company’s shares for more than 180 consecutive days shall have the right to submit a written request to the Supervisory Committee for commencing legal proceedings in the People’s Court. In the event the Supervisory Committee violates the law, administrative regulations or the provisions of these Articles in performing the Company’s duties,

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

and incur a loss to the Company, the shareholders shall have the right to submit a written request to the board of directors for commencing legal proceedings in the People’s Court.

In the event the Supervisory Committee or the board of directors refuses to commence legal proceedings after receiving the written request from the shareholders as provided in the paragraph above, or has not commenced legal proceedings 30 days after receiving the written request, or in case of emergency, without commencing legal proceedings forthwith will result in damages in the interests of the Company considerably difficult to rectify, the shareholders as provided in the paragraph above shall have the right to commence legal proceedings directly in the People’s Court in their own names for the interests of the Company.

In the event the legal interests of the Company are being violated by other parties and incur a loss to the Company, the shareholders as provided in the first paragraph of this Article shall commence legal proceedings in the People’s Court in accordance with the provisions in the earlier two paragraphs.

Article 57	In the event the directors and senior officers violate the law, administrative regulations or the provisions of these Articles, and the rights of shareholders are prejudicially affected, the shareholders shall have the right to commence legal proceeding in the People’s Court.”

(19)	Two new sub-clauses be added after sub-clause 2 of clause 1 of Article 49 of the Original Articles of Association (Article 58 of the Amended Articles of Association):

“(3)	No return of capital is allowed apart from those as provided in the laws and regulations;

(4)	The right of the shareholder shall not be abused to infringe the interests of the Company or other shareholders. The independent status of corporate legal person and the limited liabilities of the shareholder shall not be abused to infringe the interests of the Company’s creditors;

The Company’s shareholder who abuses his rights and result in losses to the Company or its other shareholders shall assume indemnity liabilities pursuant to the laws.

The Company’s shareholder who abuses the independent status of corporate legal person and the limited liabilities of the shareholder to avoid debts and seriously infringe the interests of the Company’s creditors shall assume incidental liabilities to the Company’s debts.”

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(20)	A new Article 59 be added after Article 49 of the Original Articles of Association (Article 58 of the Amended Articles of Association):

“Article 59	Shareholder holding more than 5% of the shares with voting right in the Company shall submit a written report to the Company when creating a pledge over its shares on the date the same is effected.”

(21)	The following Article 52 of the Original Articles of Association (Article 62 of the Amended Articles of Association):

“Article 52	The controlling shareholders of the Company and persons in actual control of the Company have fiduciary duties towards the Company and the public shareholders. The controlling shareholders shall exercise their rights as investors strictly in accordance with the laws. The controlling shareholders cannot damage the lawful rights of the Company and the public shareholders by means of connected transaction, profit distribution, assets restructuring, external investment, use of capital and loan guarantee etc.”

be amended as Article 62 of the Amended Articles of Association:

“Article 62	The controlling shareholders of the Company and persons in actual control of the Company shall not damage the lawful rights of the Company and the public shareholders by means of connected transaction.

Those who violate the provisions in the paragraph above resulting in loss on the Company shall assume indemnity liabilities.

The controlling shareholders of the Company and persons in actual control of the Company have fiduciary duties towards the Company and the public shareholders. The controlling shareholders shall exercise his rights as investors strictly in accordance with the laws. The controlling shareholders shall not damage the lawful rights of the Company and the public shareholders by means of profit distribution, assets restructuring, external investment, use of capital and loan guarantee etc and shall not take advantage of its controlling position to damage the interest of the Company and the public shareholders.”

(22)	The following Article 55 of the Original Articles of Association (Article 65 of the Amended Articles of Association):

1.	The following sub-clause 2 of clause 1 of Article 55 of the Original Articles of Association (Article 65 of the Amended Articles of Association):

“(2)	to elect and replace directors and to decide on matters relating to the remuneration of directors;”

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

be amended as:

“(2)	to elect and replace directors who are not staff representatives and to decide on matters relating to the remuneration of directors;”

2.	Four new sub-clauses be added after sub-clauses 12 of clause 1 of Article 55 of the Original Articles of Association (Article 65 of the Amended Articles of Association):

“(13)	to consider and approve issues of guarantee as provided in Article 66;

(14)	to consider issues on acquisitions and disposals of assets during a year which exceeds 30% of the latest audited total assets of the Company;

(15)	to consider and approve issues on the change in use of proceeds;

(16)	to consider share incentive schemes;”

3.	The following sub-clause 14 in clause 1 of Article 55 of the Original Articles of Association (Article 65 of the Amended Articles of Association):

“(14)	other matters to be decided in shareholders’ general meeting as provided by the laws, administrative regulations and these Articles of Association”

be amended as sub-clause 17 of clause 1 of Article 65 of the Amended Articles of Association:

“(17)	other matters to be decided in shareholders’ general meeting as provided by the laws, administrative regulations, departmental rules or these Articles of Association”

4.	Deleting sub-clauses 13 and 15 in clause 1 of Article 55 of the Original Articles of Association (Article 65 of the Amended Articles of Association):. The deleted words are:

“(13)	to consider motions raised by shareholders who represent 5 % or more of the voting shares of the Company;”

“(15)	matters which the shareholders in a general meeting may authorise the board of directors to carry out on its behalf or which they may sub-delegate to the board of directors.”

(23)	A new Article 66 be added to Article 55 of the Original Articles of Association (Article 65 of the Amended Articles of Association):

“Article 66	The provision of guarantees by the Company to its shareholders, persons in actual control of the Company and their associates shall be considered and approved by the shareholders in a general meeting.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

The provision of guarantee by the Company to its subsidiaries shall be subject to consideration and approval by the shareholders in a general meeting if:

(1)	the provision of any guarantee where the amount of the external guarantee by the Company and its subsidiaries reaches or exceeds 50% of the latest audited net assets;

(2)	the provision of any guarantee where the amount of the external guarantee by the Company reaches or exceeds more than 30% of the latest audited net assets;

(3)	the provision of any single guarantee in which the amount exceeds 10% of the latest audited net assets.

The Company shall not provide guarantee to any natural person, legal person, institutions and other entities not referred to in (1) and (2) above.”

(24)	The following Article 58 of the Original Articles of Association (Article 67 of the Amended Articles of Association):

“Article 58	Shareholders’ general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders’ general meetings shall be convened by the board of directors. Annual general meetings are held once every year and within six (6) months from the end of the preceding financial year.

The board of directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

......

(2)	where the unrecovered losses of the Company amount to one-third of the total amount of its share capital;

......

(5)	whenever more than a half of the independent directors so request.”

be amended as Article 67 of the Amended Articles of Association :

“Article 67	Shareholders’ general meetings are divided into annual general meetings and extraordinary general meetings. Annual general meetings are held once every year and within six months from the end of the preceding financial year.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

The Company shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

......

(2)	where the unrecovered losses of the Company amount to one-third of the total amount of its paid-up share capital;

......

(5)	other cases as provided in laws, administrative regulations and these Articles of Association.

More than half of the independent directors shall have the right to request the board of directors to convene the extraordinary general meeting.”

(25)	Two new articles be added to Article 58 of the Original Articles of Association (Article 67 of the Amended Articles of Association):

“Article 68	The shareholders’ general meeting will be held at a location for meeting with the presence of those who are entitled to attend. The location where the Company convenes its shareholders’ general meeting will be the registered address of the Company or other places as set out in the notice convening the meeting.

Article 69	At a shareholders’ general meeting, the Company shall retain legal advisers and obtain legal advice in relation to the following issues which shall be incorporated into the shareholders’ resolutions for announcement purpose:

(1)	Whether the procedures for convening and holding a general meeting comply with the requirements of the laws, administrative regulations and these Articles of Association;

(2)	Whether attendees or the convenor of a general meeting meet the requisite legal requirements;

(3)	Whether the voting procedures for and the voting results of the general meeting are lawful and valid; and

(4)	Issuance of legal opinions on other relevant issues at the request of the Company.”

(26)	Four new articles be added to Article 93 of the Original Articles of Association (Article 70 of the Amended Articles of Association):

“Article 71	The board of directors, Supervisory Committee and qualified shareholders as provided in these Articles of Association shall have the right to convene the shareholders’ general meeting in accordance with the relevant laws, regulations and the provisions of these Articles of Association.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

The board of directors shall timely convene the shareholders’ general meeting within the timeframe as provided in Article 67 of these Articles of Association.

Article 72	Pursuant to the stipulation under the laws, administrative rules and these Articles of Association, the board of directors shall give a written feedback on whether to approve or disapprove of the convening of the extraordinary general meeting within 10 days after the receipt of the independent directors’ proposal.

If the board of directors agrees to convene the extraordinary general meeting, a notice for convening the shareholders’ general meeting shall be issued within 5 days after the resolution of convening the extraordinary general meeting has been made by the board of directors; an announcement with relevant explanation shall be made if the board of directors does not agree to convene the extraordinary general meeting.

Article 73	The supervisory committee may propose to the board of directors in writing for convening the extraordinary general meeting. Pursuant to the stipulation under the laws, administrative regulations and these Articles of Association, the board of directors shall give a written feedback on whether to approve or disapprove of the convening of the extraordinary general meeting within 10 days after the receipt of the supervisory committee’s proposal.

If the board of directors agrees to convene the extraordinary general meeting, a notice for convening the extraordinary general meeting shall be issued within 5 days after the decision has been made by the board of directors. Consent of the supervisory committee has to be obtained for making any alternation on the original proposed resolution in the notice.

If the board of directors does not agree to convene the extraordinary general meeting, or no feedback is given within 10 days after receiving the request, it will be deemed that the board of directors is unable to fulfill or fails to fulfill its responsibilities to convene the shareholders’ general meeting. The Supervisory Committee hereby can convene and preside the meeting by itself.

Article 74	The necessary costs for convening the shareholders’ general meeting by the supervisory committee shall be borne by the Company.”

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(27)	The following in Article 83 of the Original Articles of Association (Article 75 of the Amended Articles of Association):

“Article 83.	Shareholders or the Supervisory Committee who request for the convening of an extraordinary general meeting or a class meeting shall comply with the following procedures:

(1)	Shareholder(s) singly or jointly holding in aggregate 10% or more of the shares carrying the right to vote at the meeting sought to be held or the supervisory committee.

(2)	If the board of directors fails to issue a notice of such a meeting within thirty (30) days from the date of receipt of the requisition(s), the requesting shareholders, after obtaining the consent of the local securities supervisory body, may themselves convene such a meeting within four (4) months from the date of receipt of the requisition(s) by the board of directors; while the requesting supervisory committee, after obtaining the consent of the local securities supervisory body, may itself convene such a meeting within three (3) months from the date of receipt of the requisition(s). The procedures of convening a meeting should be similar to those of convening a shareholders’ general meeting by the board of directors as far as possible.

......by the shareholders or Supervisory Committee ... by the board of directors .....”

be amended as Article 75 of the Amended Articles of Association:

“Article 75	Shareholders who request for the convening of an extraordinary general meeting or a class meeting shall comply with the following procedures:

(1)	two or more shareholders holding 10% or more of the shares carrying the right to vote in the meeting to be held.

(2)	If the board of directors does not issue a notice convening the meeting within 30 days after receiving the written request as referred to above, the shareholders making such request may convene the meeting by themselves within 4 months after the board of directors has received the request. The procedures for convening the meeting shall as much as practicable be the same as the procedures for the board of directors to convene the shareholders’ general meeting.

...... by the shareholders by .... by the board of directors ...”

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(28)	Seven new articles be added after Article 83 of the Original Articles of Association (Article 75 of the Amended Articles of Association):

“Article 76	If the Supervisory Committee or the shareholders decides/decide to convene the shareholders’ general meeting by itself/themselves, a written notice shall be given to the board of directors and in the meantime report shall be made to the local representative office of the competent securities authorities under the State Council and the stock exchange for record.

The convening shareholder(s) shall submit the relevant documents to the local representative office of the competent securities authorities under the State Council and the stock exchange before issuing the notice for convening of the shareholders’ general meeting and the announcement on resolution proposed to the shareholders’ general meeting.

Article 77	The Board and the secretary to the board of directors should accommodate to the shareholders’ general meeting convened by the Supervisory Committee or the shareholders. The board of directors shall provide the list of shareholders on the record day.

Article 78	When the Company convenes a shareholders’ general meeting, the board of directors, the supervisory committee and shareholder(s) individually and jointly holding more than 5% of the Company’s shares have the right to propose resolutions to the Company.

Shareholder(s) individually and jointly holding more than 5% of the Company’s shares may propose special resolutions in writing to the convenor 20 days before the shareholders’ general meeting is convened. The convenor shall issue a supplementary notice of the general meeting within two days after receiving the resolutions to announce the contents of the resolutions.

Apart from the above, no amendment to the resolutions as set out in the notice of general meeting or proposal of new resolutions shall be made after the convenor has issued the notice of general meeting.

The resolutions not set out in the notice of general meeting or failing to comply with Article 79 of these Articles of Association shall be not voted and resolved in the shareholders’ general meeting.

Article 79	The contents of the resolutions shall fall within the scope of authority of the shareholders’ general meeting, with questions defined and specific issues to be resolved, and shall also comply with the laws, regulations, administrative regulations and relevant provisions of these Articles of Association.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

Article 80	At the annual shareholders’ general meeting, the board of directors and the supervisory committee shall report on their work for the previous year.

Article 81	The board of directors must explain to the shareholders in the shareholders’ general meeting when a registered accountancy firm issues a qualified audit opinion in respect of the Company’s financial statements.

Article 82	The candidates for the directors and supervisors shall submit to the shareholders’ general meeting for voting by way of resolutions.”

(29)	Deleting Articles 60 and 61 of the Original Articles of Association. The deleted words are:

“Article 60	When the Company convenes an annual general meeting, shareholder(s) individually or jointly holding 5% or more of the Company’s voting shares may propose new motions in writing, and the Company shall include in the agenda those issues in the motions which are within the functions of the general meeting.

Article 61	In relation to the new motions that shareholders may propose in the annual general meeting in accordance with Article 60, the board of directors shall examine them according to the following principles:

(1)	Relevance. The board of directors shall examine the new motion. If the matter involved in the shareholder’s motion has direct connections with the Company and does not exceed the scope of authority of shareholders’ general meetings stipulated in the laws, regulations and these Articles of Association, it shall be submitted to the general meeting for consideration. Motions not satisfying the above requirements shall not be put forward to the general meeting. In the event that the board of directors decides not to submit the shareholder’s motion to the general meeting for voting, the board of directors should give an explanation at that general meeting.

(2)	Procedure. The board of directors may decide on the procedural aspects involved in a shareholder’s motion. If the voting of the motion has to be split or combined, the consent of the shareholder who proposed the motion must be obtained. If the shareholder does not agree to the change, the chairman of the general meeting may put the procedural matter to the general meeting for a decision. The chairman should follow the procedures of shareholders’ general meetings when conducting discussion.”

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(30)	A new sub-clause be added after sub-clause 9 of clause 1 of Article 63 of the Original Articles of Association (Article 84 of the Amended Articles of Association):

“(10)	State the name and telephone number of the contact person for the meeting.”

A new clause 2 be added after clause 1 of Article 63 of the Original Articles of Association (Article 84 of the Amended Articles of Association):

“In the event the opinion of independent directors is required for the issues to be discussed, such opinion and the reasons for such opinion shall be disclosed in the notice or supplementary notice of the general meeting being issued.”

(31)	Two new articles be added after Article 64 of the Original Articles of Association (Article 85 of the Amended Articles of Association):

“Article 86	If matters relating to election of directors and supervisors are proposed to be discussed at a shareholders’ general meeting, detailed information concerning the candidates shall be fully disclosed in the notice of the general meeting, which shall at least include the following:

(1)	Personal information relating to the candidates, including educational background, work experience and all other positions undertaken on a part-time basis;

(2)	Whether the candidates are connected with the Company, its controlling shareholders or de facto controllers;

(3)	The candidates’ shareholding in the Company;

(4)	Whether the candidates have been subject to any punishment by the competent securities authorities under the State Council or other relevant department or to any sanction by any stock exchange.

Article 87	After the issue of the notice of general meeting, the shareholders’ general meeting shall not be postponed or cancelled or the resolutions set out in the notice of general meeting shall not be cancelled without any proper reason. In the event that there is any delay or cancellation, the convenor shall announce the reasons for such delay or cancellation at least two business days before the date the general meeting is originally scheduled to be held.”

(32)	Deleting clause 2 of Article 62 of the Original Articles of Association (Article 88 of the Amended Articles of Association). The deleted words are:

“A shareholders’ extraordinary general meeting shall not decide on any matter not stated in the notice for the meeting.”

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(33)	Two new articles be added after Article 62 of the Original Articles of Association (Article 88 of the Amended Articles of Association):

“Article 89	All shareholders or their proxies who are named in the shareholders’ register on the record date shall have the right to attend the shareholders’ general meeting, and exercise their voting rights in accordance with the laws, regulations and these Articles of Association.

Article 90	An individual shareholder who attends the shareholders’ general meeting in person shall produce his identification documents or other valid document or certificate which can prove his identity and his stock account card. Where a proxy is appointed to attend the meeting, the proxy shall produce his own identification documents and the proxy form.

A legal person shareholder shall attend the meeting by its authorized representative or the attorney as appointed by such authorized representative. An authorized representative who attends the shareholders’ general meeting in person shall produce his identification documents, valid certificate which can prove his identity. Where an attorney is appointed to attend the meeting, the attorney shall produce his own identification documents and the relevant power of attorney executed by such authorized representative pursuant to the laws.”

(34)	Deleting Article 65 of the Original Articles of Association. The deleted words are:

“Article 65	The failure to give notice of a meeting to, or the failure to receive the notice of a meeting by, any person entitled to receive such notice by accident shall not invalidate the meeting and the resolutions adopted thereat.”

(35)	Two new articles be added after Article 67 of the Original Articles of Association (Article 92 of the Amended Articles of Association):

“Article 93	The proxy form appointing a proxy of a shareholder shall be in writing. Such written form shall state the following:

(1)	The name of the proxy;

(2)	Whether or not the proxy has any voting right;

(3)	An indication to vote for or against each and every matter included in the agenda, (except the proxy of H Shareholders);

(4)	The date of issue and the valid period of the proxy form;

The signature (or seal) of the principal;

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(5)	if the principal is a legal person, supplemented with the seal of the legal person.

Article 94	The proxy form shall state clearly if the proxy is entitled to vote at his discretion in the absence of specific instruction from the principal.”

(36)	Four new articles be added after Article 70 of the Original Articles of Association (Article 97 of the Amended Articles of Association):

“Article 98	The board of directors of the Company together with other convenors shall adopt necessary measures to maintain the normal order of the shareholders’ general meeting. Measures shall be taken to stop any act which interferes with or causes nuisance at a general meeting and any act which infringes the lawful interests of the shareholders. Timely report of these acts shall be made to the relevant authority for investigation.

Article 99	The Company shall prepare a log book to record the parties attending the shareholders’ general meeting. The log book shall set out the name of the person or unit attending the meeting, their identification document numbers, resident address, the number of voting shares they have and the name of the principals (if the parties attending the meeting is a proxy/attorney).

Article 100	The convenor and the legal advisers retained by the Company shall jointly verify the eligibility of the shareholders to vote based on the Company’s shareholder register provided by the securities registration and clearing authority and shall register the name of the shareholders together with the numbers of voting shares they have. Registration shall come to a close before the chairman of the meeting announces the number of shareholders and proxies physically present at the meeting as well as the total number of voting shares represented by the shareholders who are entitled to vote.

Article 101	When convening shareholders’ general meeting, all directors, supervisors and the secretary to the board of directors of the Company shall attend the meeting. The senior officers shall attend the meeting as participants.”

(37)	The following in Article 84 of the Original Articles of Association (Article 102 of the Amended Articles of Association):

“Article 84	The chairman of the board of directors shall convene and chair every shareholders’ general meeting. If the chairman is unable to attend the meeting for any reason, the vice-chairman of the board of directors shall convene and chair the meeting. If both the Chairman and vice-chairman of the board of directors are unable to attend the meeting, then the board of directors may designate a director to convene and

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

chair the meeting. If no chairman of the meeting has been so designated, shareholders present shall choose one (1) person to act as the chairman of the meeting. If for any reason, the shareholders shall fail to elect a chairman, then the shareholder (including a proxy) holding the largest number of shares carrying the right to vote thereat shall be the chairman of the meeting.”

be amended as Article 102 of the Amended Articles of Association:

“Article 102	The chairman of the board of directors shall chair every shareholders’ general meeting. If the chairman is unable to attend the meeting for any reason, the vice-chairman of the board of directors appointed by the chairman of the board of directors shall chair the meeting. If the vice-chairman of the board of directors is unable or fail to perform his duty, then a director may be nominated by more than half of all the directors to chair the meeting. If no director is nominated to chair the meeting, shareholders present shall choose one (1) person to act as the chairman of the meeting. If for any reason, the shareholders shall fail to elect a chairman, then the shareholder (including a proxy) holding the largest number of shares carrying the right to vote thereat shall be the chairman of the meeting.

The chairman of the Supervisory Committee shall chair shareholders’ general meeting being convened by the Supervisory Committee and act as the chairman of the meeting. If the chairman of the Supervisory Committee is unable to attend the meeting for any reason, the vice-chairman of the Supervisory Committee shall chair the meeting. If the vice-chairman of the Supervisory Committee is unable or fail to perform his duty, then a Supervisor may be nominated by more than half of all Supervisors to chair the meeting.

The convenor of a shareholders’ general meeting being convened by the shareholders shall nominate a representative to chair the meeting.

During the shareholders’ general meeting is being held, in the event the chairman of the meeting violates the proceedings of the meeting such that the shareholders’ general meeting is unable to proceed, the shareholders’ general meeting may nominate one person which is agreed by the shareholders attending the meeting and carrying more than half of the voting rights in the shareholders’ general meeting to be the chairman and proceed to transact business in the meeting.”

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(38)	The following in Article 90 of the Original Articles of Association (Article 103 of the Amended Articles of Association):

“Article 90	Except for trade secrets of the Company which cannot be disclosed at the general meeting, the board of directors and the Supervisory Committee should make a reply or statement regarding the shareholders’ queries and suggestions.”

be amended as Article 103 of the Amended Articles of Association:

“Article 103	Except for trade secrets of the Company which cannot be disclosed at the general meeting, the board of directors, the Supervisory Committee and the senior officers should make an explanation or statement regarding the shareholders’ queries and suggestions.”

(39)	A new Article 104 be added after Article 90 of the Original Articles of Association (Article 103 of the Amended Articles of Association):

“Article 104	The convenor shall ensure that a shareholders’ general meeting is held on a continuous basis until a final resolution is adopted. If a general meeting is suspended or no resolution can be adopted due to force majeure or other exceptional reasons, necessary measures shall be taken so as to promptly re-convene the general meeting or to directly terminate the then general meeting, and public announcement relating thereto shall also be made on a timely basis. At the same time, the convenor shall report the same to the local office of the competent securities authorities under the State Council and to the relevant stock exchanges.”

(40)	A new sub-clause be added after sub-clause 1 of clause 1 of Article 79 of the Original Articles of Association (Article 106 of the Amended Articles of Association):

“(2)	to decide on the Company’s operational policies and investment plans;”

(41)	The following in Article 80 of the Original Articles of Association (Article 107 of the Amended Articles of Association):

“Article 80	The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

(1)	the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

(2)	the issue of debentures of the Company;

(3)	the division, merger, dissolution and liquidation of the Company;

(4)	amendment of the Company’s Articles of Association;

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(5)	the repurchase of the Company’s shares;

(6)	any other matters considered by the shareholders in general meeting, and resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by a special resolution.”

be amended as Article 107 of the Amended Articles of Association:

“Article 107	The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

(1)	the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

(2)	the issue of debentures of the Company;

(3)	the division, merger, dissolution and liquidation of the Company, as well as the alteration of the form of the Company;

(4)	the amendment of the Company’s Articles of Association;

(5)	the repurchase of the Company’s shares;

(6)	the Company’s significant acquisition or disposal of material assets or provision of guarantees conducted within the period of one year with a value exceeding 30% of the latest audited total assets of the Company;

(7)	share incentive schemes;

(8)	other matters which are provided by the laws, administrative regulations or these Articles of Association, and resolved by shareholders by ordinary resolution and are considered by the shareholders to be material to the Company and are required to be passed by special resolution.”

(42)	The following in Article 57 of the Original Articles of Association (Article 108 of the Amended Articles of Association):

“Article 57	The Company shall not, without the prior approval of shareholders in a general meeting, enter into any contract with any person (other than a director, supervisor, general manager, deputy general manager or other senior officer) pursuant to which such person shall be responsible for the management and administration of the whole or any substantial part of the Company’s business.”

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

be amended Article 108 of the Amended Articles of Association:

“Article 108	Unless otherwise under special emergency circumstances, and with prior approval of shareholders in the form of a special resolution obtained in a general meeting, the Company shall not enter into any contract with any person other than the directors and senior officers of the Company pursuant to which such person shall be responsible for the management and administration of the whole or any substantial part of the Company’s business.”

(43)	A new clause be added after clause 1 of Article 74 of the Original Articles of Association (Article 109 of the Amended Articles of Association):

“The Company’s shares held by the Company do not carry any voting rights, and shall not be counted into the total number of shares carrying voting rights in the shareholders’ general meeting.”

(44)	The following in Article 72 of the Original Articles of Association (Article 112 of the Amended Articles of Association):

“Article 72	The board of directors, independent directors and shareholders qualified under the relevant regulation may collect voting rights at the shareholders’ general meeting from the shareholders of the Company. The voting rights shall be collected without compensation and full disclosure of information shall be made to the collectees.”

be amended as Article 112 of the Amended Articles of Association:

“Article 112	The board of directors, independent directors and shareholders qualified under the relevant regulation may also collect from other shareholders of the Company the rights to vote in a shareholders’ general meeting.”

(45)	The following in first clause of Article 56 of the Original Articles of Association (Article 116 of the Amended Articles of Association):

Election of directors of the Company (including independent directors) and supervisors (who are not staff representatives) shall take place in the form of cumulative voting system.

be amended as Article 116 of the Amended Articles of Association:

Election of directors of the Company (including independent directors but not staff representatives) and Supervisors (who are not staff representatives) shall take place in the form of cumulative voting system.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(46)	Four new articles be added after Article 56 of the Original Articles of Association (Article 116 of the Amended Articles of Association):

“Article 117	Except for the cumulative voting system, each of the proposed resolution shall be decided by the voting in the shareholders’ general meeting in sequence. Should there be more than one resolution on the same issue, voting shall be conducted according to the chronology of the resolutions proposed. No proposed resolution should be set aside or remained undecided unless the shareholders’ general meeting is terminated or resolutions cannot be made due to exceptional reasons including force majeure.

Article 118	No amendment shall be made to the resolutions being considered by the shareholders’ general meeting. Otherwise, the relevant amendments shall be treated as a new resolution and shall not be voted in the prevailing shareholders’ general meeting.

Article 119	Prior to voting, the chairman of the meeting shall announce the number of shareholders and proxies physically present at the meeting as well as the total number of voting shares represented by shareholders who are entitled to vote. The number of shareholders and proxies physically present at the meeting as well as the total number of voting shares represented by the shareholders who are entitled to vote shall be determined in accordance with those registered during the meeting.

Article 120	When considering the resolutions being submitted for voting, shareholders attending the meeting shall deliver their opinion in respect of approval or objection to such motions or abstention from voting. (Voting by H Shareholders may not include abstention from voting.)

Failure to or wrongly complete the ballot paper, or the ballot paper being illegible, and ballot paper not voted shall be deemed as the voter abstaining from voting. The votes represented by such shares shall be counted as “abstention”.”

(47)	Three new articles be added after Article 78 of the Original Articles of Association (Article 121 of the Amended Articles of Association):

“Article 122	Each vote can only be exercised once either physically at a meeting, via Internet or through other permitted means. If the same vote is exercised more than once, only the first vote will be accounted for.

Article 123	Before a resolution is decided on a motion at a shareholders’ general meeting, two representatives of the shareholders shall be nominated to participate in counting the votes as well as supervising the counting process. If a shareholder is interested in the matters under consideration, the relevant shareholders and his proxies shall not participate in counting the votes or supervising the counting process.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

At the time of deciding on a motion by voting at a general meeting, legal advisers, representatives of shareholders and representatives of supervisors shall participate in counting the votes as well as supervising the counting process. They shall announce the voting results at the meeting. The voting results in connection with the resolution shall be recorded in the minutes.

Shareholders of the Company or their proxies who cast their votes via Internet or through other permitted means shall have the right to monitor the voting results by the corresponding voting platform.

Article 124	A shareholders’ general meeting shall not be declared closed for shareholders who attend in person at a time earlier than for those shareholders who attend via Internet or other permitted means. The chairman of the meeting shall announce at the meeting the voting details and results of each motion and shall declare whether or not a motion is adopted on the basis of relevant voting results.

The Company, persons responsible for counting the votes, persons responsible for supervising the counting process, Internet service providers and other relevant parties shall have the obligation to keep matters related to voting confidential.”

(48)	Deleting Article 85 of the Original Articles of Association. The deleted words are:

“Article 85	The chairman of the meeting shall be responsible for determining whether a resolution has been passed. His decision, which shall be final and conclusive, shall be announced at the meeting and recorded in the minutes.”

(49)	A new clause be added before clause 1 of Article 91 of the Original Articles of Association (Article 128 of the Amended Articles of Association):

“Resolutions of the shareholders’ general meeting shall be announced timely. The announcement shall state the number of the shareholders and proxies present at the meeting, the total number of shares carrying the right to vote held by them and the percentage of such shares out of the total number of shares carrying the right to vote of the Company, the method of voting, the voting result of each motion and details of each resolutions passed in the meeting.”

(50)	Three new articles be added after Article 91 of the Original Articles of Association (Article 128 of the Amended Articles of Association):

“Article 129	Where a resolution of the meeting is not adopted, or a resolution passed at the previous shareholders’ general meeting is changed at the current shareholders’ general meeting, specific note shall be given in the announcement for the resolutions passed in the shareholders’ general meeting.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

Article 130	The motion for the new session of the board of directors and the Supervisory Committee being passed by the shareholders’ general meeting shall commence office after the resolution being passed by the shareholders’ general meeting.

In the event the election of the staff representative (hereinafter referred to as the “Staff director”) in the new session of the board of directors and the staff representative (hereinafter referred to as the “Staff Supervisor”) in the new session of the Supervisory Committee by the staff is earlier than the terms the new session of the board of directors and the Supervisory Committee commence, their offices will commence when the terms of the new session of the board of directors of director and the supervisory committee commence. If the election by staff is later than the terms of the new session of the board of directors and the Supervisory Committee commence, their offices will commence on the date when they are elected by the staff.

Article 131	If a motion in respect of the distribution of cash or bonus shares, or in connection with the capital increase by conversion from common reserve funds, is adopted at a shareholders’ general meeting, the Company shall implement such distribution within two months of the relevant general meeting.”

(51)	The following in Article 88 of the Original Articles of Association (Article 132 of the Amended Articles of Association):

“Article 88.	Minutes shall be kept in respect of all resolutions passed at a shareholder’s general meeting and signed by the directors and the person who makes the record present at the meeting.

The minutes of the meeting shall have the following contents: (1) number of voting shares present at the general meeting and their proportion to the Company’s shares; (2) date and venue of the meeting; (3) name of chairman and agenda of meeting; (4) main points made by the speakers on each matter examined; (5) voting result on each matter; (6) shareholders’ comments and suggestions as well as the board of directors’ replies and explanations; (7) other contents required to be included in the minutes by the general meeting and these Articles of Association.

The minutes, shareholders’ attendance lists and proxy forms shall be kept at the Company’s place of residence.”

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

be amended as Articles 132 and 133 of the Amended Articles of Association:

“Article 132	Minutes of a shareholders’ general meeting shall be kept and such minutes shall be prepared by the Secretary to the board of directors. Minutes of the shareholders’ general meetings should set out the following:

(1)	the date and venue for convening the meeting, meeting agenda and the name of the convenor;

(2)	the name of the chairman of the meeting as well as those of the directors, supervisors and senior officers who attend the meeting as attendees and participants;

(3)	the number of shareholders and proxies attending the meeting, the total number of voting shares represented by the shareholders who are entitled to vote; the proportion of the number of voting shares represented by the shareholders who are entitled to vote out of the total number of shares of the Company;

(4)	a description of the considerations taken for each motion, the main points put forward by each speaker relating thereto and the voting results thereof;

(5)	details of queries and recommendations of the shareholders and the corresponding response or explanation in relation thereto;

(6)	the names of the legal advisers and persons responsible for counting the votes and for supervising the counting process; and

(7)	other contents which should be recorded in the minutes as provided for in these Articles of Association.

Article 133	The convenor shall ensure that the content of the minutes shall be true, accurate and complete. Minutes shall be signed by attendees of the meeting, including the directors, supervisors, secretary to the board of directors, the convenor or its representative and the chairman of the meeting. Minutes shall, together with the register relating to the shareholders present at the meeting in person and the proxy form if present by proxy, or via Internet or other permitted means be kept by the Company for a period of not less than ten years.”

(52)	The following in Article 71 of the Original Articles of Association (Article 135 of the Amended Articles of Association):

1.	the first clause of this Article

“The Company shall, with its priority to ensure that the shareholders’ general meeting is legal and effective, enlarge the proportion of public shareholders participating in the shareholders’ general meeting through various manner and means including providing modern information technological means such as voting platform through internet.”

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

be amended as:

“The Company shall, with its priority to ensure that the shareholders’ general meeting is legal and effective, enlarge the proportion of public shareholders participating in the shareholders’ general meeting through various manner and means including providing modern information technological means such as voting platform through internet. Attendance shall be accepted for shareholders who attend the general meeting through the above means.”

2.	the forth clause of this Article

“Upon completion of the voting process at the shareholders’ general meeting, the Company shall consolidate, in respect of each proposal, the voting results of live meeting, online voting and other forms of voting in accordance with the relevant regulation before making any announcement. Before making formal announcement of the result of the voting, the internet service providers of the shareholders’ general meeting, the Company and major shareholder have the obligation to keep the circumstances of the voting process confidential.”

be amended as:

“Upon completion of the voting process at the shareholders’ general meeting, the Company shall consolidate, in respect of each proposal, the voting results of live meeting, online voting and other forms of voting in accordance with the relevant regulation before making any announcement.”

(53)	The following in first clause of Article 102 of the Original Articles of Association (Article 146 of the Amended Articles of Association):

“Directors shall be elected at the shareholders’ general meeting each for a term of not exceeding three (3) years. At the expiry of the term, it shall be renewable upon re-election.”

be amended as the first, second and third clauses of Article 146 of the Amended Articles of Association:

“Directors who are not staff representative shall be elected or removed at the shareholders’ general meeting.

The staff directors shall be elected by the staff in the staff representative meeting or by other ways democratically.

Directors shall be elected for a term of three years. At the expiry of the term, it shall be renewable upon re-election. A director may not be removed by the shareholders in a general meeting without any reason before his term of office expires.”

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(54)	A new Article 147 be added after Article 102 of the Original Articles of Association (Article 146 of the Amended Articles of Association):

“Article 147	The tenure of a director shall commence from the date when he takes office until the end of the tenure of the existing board of directors. If an election is not conducted before the termination of the tenure of a director, the original director(s) shall continue to assume the responsibilities in accordance with the laws, administrative regulations, departmental rules and these Articles of Association before the new director(s) take office.”

(55)	The following in Article 103 of the Original Articles of Association (Article 148 of the Amended Articles of Association):

“Article 103	A director may submit his resignation before the expiry of his term. He should deliver a written resignation letter to the board of directors.”

be amended as Article 148 of the Amended Articles of Association:

Article 148	A director may submit his resignation before the expiry of his term. He should deliver a written resignation letter to the board of directors. The board of directors shall disclose such resignation within two days.

(56)	The following in Article 104 of the Original Articles of Association (Article 149 of the Amended Articles of Association):

Article 104	If a director’s resignation will result in the number of directors falling below the legally prescribed minimum, his resignation shall not come into force until his vacancy is filled by another person. The remaining board of directors should convene an extraordinary general meeting as soon as possible to elect a replacement.

be amended as Article 149 of the Amended Articles of Association:

Article 149	If a director’s resignation will result in the number of directors falling below the legally prescribed minimum, his resignation shall not come into force until his vacancy is filled by another person. The original director(s) shall continue to assume the responsibilities in accordance with the laws, administrative regulations, departmental rules and these Articles of Association before the new director(s) take office.

Apart from the above, the resignation of a director shall become effective when the written resignation letter is submitted to the board of directors.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(57)	The following in Article 107 of the Original Articles of Association (Article 152 of the Amended Articles of Association):

Article 107	Under normal circumstances, the board of directors will nominate candidates for directors who shall be voted on at a shareholders’ general meeting. The Company’s shareholders and the supervisory committee may nominate candidates for directors in accordance with these Articles of Association.

A shareholder’s written notice of the intention to nominate a person for election as a director and a notice in writing by that person indicating his acceptance of such nomination shall have been given to the Company seven (7) days before the date of such shareholders’ general meeting. Such written notice(s) by the shareholder(s) of the Company shall be made no earlier than the day after the despatch of the notice of the general meeting appointed for election of directors and no later than 7 days prior to the date of such meeting.

Where a person is proposed for election as a director by the board of directors, a written notice of the intention to nominate a person for election as a director and a notice in writing by that person indicating his acceptance of such nomination by the board of directors shall have been given to the Company seven (7) days prior to the date of the board of directors meeting appointed for determining the proposed directors.

be amended as Article 152 of the Amended Articles of Association:

Article 152	Under normal circumstances, the board of directors will nominate candidates for directors who are not staff representative who shall be voted on at a shareholders’ general meeting. The Company’s shareholders and the supervisory committee may nominate candidates for directors who are not staff representative in accordance with these Articles of Association.

A shareholder’s written notice of the intention to nominate a person for election as a director who are not staff representative and a notice in writing by that person indicating his acceptance of such nomination shall have been given to the Company seven (7) days before the date of such shareholders’ general meeting. Such written notice(s) by the shareholder(s) of the Company shall be made no earlier than the day after the despatch of the notice of the general meeting appointed for election of directors who are not staff representative and no later than 7 days prior to the date of such meeting.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

Where a person is proposed for election as a director who are not staff representative by the board of directors, a written notice of the intention to nominate a person for election as a director who are not staff representative and a notice in writing by that person indicating his acceptance of such nomination by board of directors shall have been given to the Company seven (7) days prior to the date of the board meeting appointed for determining the proposed directors who are not staff representative.

Under the premises of complying with the relevant laws and administrative regulations, the general meeting of the shareholders may remove any director who are not staff representative before his term expires by way of ordinary resolution provided that the claims that may be proposed pursuant to any contract shall not be affected therefrom.

(58)	The following in Article 121 of the Original Articles of Association (Article 166 of the Amended Articles of Association):

Article 121	The Company shall have a board of directors consisting of thirteen (13) directors, with one (1) chairman and two (2) vice-chairmen.

be amended as Article 166 of the Amended Articles of Association:

Article 166	The Company shall have a board of directors consisting of thirteen (13) directors, of which is one shall be a staff representative, with one (1) chairman and two (2) vice-chairmen.

(59)	The following in Article 122 of the Original Articles of Association (Article 167 of the Amended Articles of Association):

Article 122.	The board of directors is accountable to the shareholders in general meeting and exercises the following functions and powers:

......

(12)	to decide on the Company’s business involving risk investments, mortgages of assets and other guarantees within the authority conferred by the general meeting;

.......

(16)	to approve an aggregate amount of provision for impairment of assets not more than 3% of the latest audited consolidated net asset value of the Company, to clear an amount of provision for impairment of assets not more than 1% of the latest audited consolidated net asset value of the Company, and to execute in compliance with the relevant regulations on connected transaction if any provision and clearance of impairment of assets involves any connected transactions.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(17)	to exercise any other powers conferred by the shareholders in general meetings.

Other than the board of directors’ resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (11) of this Article which shall be passed by the affirmative vote of more than two-thirds of all the directors, the board of directors’ resolutions in respect of all other matters may be passed by the affirmative vote of a simple majority of the directors.

be amended as Article 167 of the Amended Articles of Association:

Article 167.	The board of directors is accountable to the shareholders in general meeting and exercises the following functions and powers:

......

(12)	to decide on matters relating to foreign investment, purchase or sale of assets, mortgage of assets, provision of guarantees, entrusted assets management and connected transactions by the Company within the scope of authority conferred by the general meeting;

......

(16)	to approve an aggregate amount of provision for impairment of assets not more than 10% of the latest audited consolidated net asset value of the Company, to clear an amount of provision for impairment of assets not more than 5% of the latest audited consolidated net asset value of the Company, and to execute in compliance with the relevant regulations on connected transaction if any provision and clearance of impairment of assets involves any connected transactions.

(17)	to exercise any other powers specified by the law, administrative regulations, departmental rules, these Articles of Association and as authorised by the shareholders’ general meeting.

Except as otherwise provided in these Articles of Association, other than the board of directors’ resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (11) of this Article which shall be passed by the affirmative vote of more than two-thirds of all the directors, the board of directors’ resolutions in respect of all other matters may be passed by the affirmative vote of a simple majority of the directors.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(60)	A new Article 168 be added after Article 122 of the Original Articles of Association (Article 167 of the Amended Articles of Association):

Article 168	The board of directors shall lay down strict procedures to inspect and decide on the approval limit for foreign investment, purchase or sale of assets, mortgage of assets, provision of guarantees, entrusted assets management and connected transactions. For major investment projects, the board of directors shall organize the relevant experts and professional officers to conduct assessment for approval of the shareholders in a general meeting.

(61)	The following in Article 132 of the Original Articles of Association (Article 169 of the Amended Articles of Association):

Article 132	With the approval of over two-thirds of all directors, the board of directors may make decisions on the following matters:

(1)	a single investment below 10% of the Company’s latest audited net asset value, including share investment and investment in production; however, any matters requiring the approval of the China Securities Regulatory Commission, such as public offer of securities, shall be subject to approval of the shareholders’ general meeting;

......

(4)	external guarantees of less than 3% of the Company’s latest audited net asset value for a single amount and less than 10% of such value for the cumulative amount;

(5)	transactions involving the handling of assets (including acquisition, sale, and replacement) or connected transactions, which have to be conducted in accordance with the relevant regulations of China Securities Regulatory Commission and the listing rules of the stock exchanges.

be amended as Article 169 of the Amended Articles of Association:

Article 169	With the approval of over two-thirds of all directors, the board of directors may make decisions on the following matters:

(1)	transactions falling within the following limit with respect to purchase or sale of assets, foreign investment (including entrusted financial management and entrusted loans), provision of financial assistance, entrusted or trusted asset or business management, entering of licence agreement, transfer or accept the transfer of research and development projects:

1.	the total assets involved in a single transaction with amount more than 5% and below 25% of the Company’s latest audited total asset value;

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

2.	a single investment more than 5% and below 25% of the Company’s latest audited net asset value;

3.	the subject of a single transaction accounted for more than 5% and less than 25% of the Company’s latest audited income from principal operations for the latest financial year;

4.	the subject of a single transaction accounted for more than 5% and less than 25% of the Company’s latest audited net profit for the latest financial year;

The above transactions which involve public offer of securities that requires the approval of the China Securities Regulatory Commission shall be subject to approval of the shareholders’ general meeting.

......

(4)	external guarantees not within the approval limit of the shareholders’ general meeting as provided in the Articles of Association;

(5)	transactions involving connected transactions, which have to be conducted in accordance with the relevant regulations of competent securities authorities and the listing rules of the stock exchanges.

The transactions referred to in (1) of the first paragraph involving the provision of financial assistance and entrusted financial management, shall be calculated on accrued basis for twelve consecutive months according to the transaction categories and applicable approval limit proportion of the board of directors. When the Company conducts other transactions apart from the provision of financial assistance and entrusted financial management, applicable approval limit proportion of the board of directors regarding each transaction which is under the same category shall be calculated on the principle of accrued basis for twelve consecutive months. Transactions already approved by the Company in accordance with the principle of accrued basis shall not be included in the scope of accrual calculation.

Provision of regulatory authorities the Company is subject to within and outside the PRC that is of a stricter standard than this Article of Association shall apply accordingly.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(62)	A new Article 170 be added after Article 132 of the Original Articles of Association (Article 169 of the Amended Articles of Association):

Article 170	The directors of the Company shall ensure that the information disclosed by the Company is true, accurate and complete.

The directors of the Company shall sign a written confirmation of opinion in connection with the regular report of the Company.

(63)	The following in Article 133 of the Original Articles of Association (Article 171 of the Amended Articles of Association):

Article 133	The Company has established a strict internal control system over external guarantee. The whole board of directors shall cautiously handle and strictly control the risk of debt created by external guarantee. In connection with the losses resulting from an inappropriate external guarantee or an external guarantee given not in compliance with the relevant laws and regulations, directors who shall be held responsible shall bear joint and several liabilities.

(I)	Guaranteed objects and scope

The Company shall not provide guarantee for any of its shareholders, their controlling subsidiaries, their affiliated companies, and non legal person entities or individuals liabilities. Nor can the Company directly or indirectly provide guarantee for debts of any party whose asset-liability ratio is more than 70%.

Provided that an announcement can be made in time when the relevant amount or the cumulative amount for consecutive 12 months accounts for more than 10% of the Company’s latest audited net asset value, the Company may provide guarantee to the following entities:

(1)	the Company’s subsidiaries in which the Company holds at least 50% equity interests (including 50%);

(2)	any legal person entity having no connection with the Company and is either one of the following:

1.	mutually-guaranteed entity which is necessary for the Company’s business purpose;

2.	an entity currently or potentially having material business relationship with the Company.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(II)	Review on guarantee and decision limitation

Before making any decision on external guarantee, the Company shall understand the creditability of the debtor and make a thorough analysis on the benefit and risk of such guarantee.

Any external guarantee given by the Company shall be approved by two-thirds of the board of directors or by the shareholders in a general meeting. If any director(s) or shareholder(s) is interested in a guarantee, such director(s) or shareholder(s) shall excuse himself from voting on resolution relating to such guarantee. In the event that the guaranteed amount is more than the amount as specified in Article 132(4), an approval by a shareholders’ general meeting is required.

The amount of the Company’s external guarantee shall not be more than 50% of the net assets as set out in the audited consolidated financial statements for the latest accounting year.

(III)	Management in guarantee procedures

The external guarantee of the Company shall be made in the form of written contract, and at the same time the supervisory committee, the secretary to the board of directors and the financial department shall be notified.

The external guarantee of the Company shall be arranged under risk avoidance measures such as a counter guarantee given by the guaranteed party, and the party giving the counter guarantee shall have actual ability to perform its obligation under the counter guarantee.

be amended as Article 171 of the Amended Articles of Association:

Article 171	The Company has established a strict internal control system over external guarantee. The whole board of directors shall cautiously handle and strictly control the risk of debt created by external guarantee. In connection with the losses resulting from an inappropriate external guarantee or an external guarantee given not in compliance with the relevant laws and regulations the directors who shall be held responsible shall bear joint and several liabilities.

(I)	Review on guarantee and decision limitation

Before making any decision on external guarantee, the Company shall understand the creditability of the debtor and make a thorough analysis on the benefit and risk of such guarantee.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

Any external guarantee given by the Company shall be approved by two-thirds of the board of directors or by the shareholders in a general meeting. Any connected director(s), shareholder(s) or shareholders controlled by de facto controllers being interested in a guarantee shall excuse himself from voting on resolution relating to such guarantee.

The approval limit of the Company for an external guarantee shall be executed in accordance with (13) in the first paragraph of Article 65, Article 66 and (6) in the first paragraph of Article 107.

(II)	Management in guarantee procedures

The external guarantee of the Company shall be made in form of written contract, and at the same time the supervisory committee, the secretary to the board of directors and the financial department shall be notified.

The external guarantee of the Company shall be arranged under risk avoidance measures such as a counter guarantee given by the guaranteed party, and the party giving the counter guarantee shall have actual ability to perform its obligation under the counter guarantee.

(64)	The following in Article 125 of the Original Articles of Association (Article 173 of the Amended Articles of Association):

Article 125	The chairman of the board of directors shall exercise the following powers:

......

(7)	to exercise other powers conferred by the board of directors.

When the chairman is unable to exercise his powers, such powers shall be exercised by the vice chairman to exercise such powers on his behalf.

be amended as Article 173 and 174 of the Amended Articles of Association:

Article 173	The chairman of the board of directors shall exercise the following powers:

......

(7)	to exercise other powers conferred by the board of directors .

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

Article 174	The vice chairman shall assist the chairman in his work. Where the chairman is unable to or does not perform the duty, the vice chairman shall preside the meeting. Where the vice chairman is unable to or does not perform the duty, a director nominated by more than one-half of the directors shall perform the duty.

(65)	The following in Article 126 of the Original Articles of Association (Article 175 of the Amended Articles of Association):

1.	The first line in clause 1

Meetings of the board of directors shall be held at least three times every year and shall be convened by the chairman of the board of directors. All of the directors should be notified about the meeting five (5) days beforehand.

be amended as:

Meetings of the Board shall be held at least three times every year and shall be convened by the chairman of the board of directors. All of the directors and supervisors should be notified about the meeting fourteen (14) days beforehand.

2.	A new clause be added after clause 1 of this Article:

(2) Shareholders carrying voting rights of more than 10%.

(66)	The following in first clause of Article 127 of the Original Articles of Association (Article 176 of the Amended Articles of Association):

Notice of meetings and extraordinary meetings of the board of directors shall be delivered in person, by facsimile, by express delivery service and by registered mail. The time limits for the delivery of such notices are: for a board meeting, at least five (5) days before the meeting; and for an extraordinary meeting, at least three (3) days before the meeting.

be amended as:

Notice of meetings and extraordinary meetings of the board of directors shall be delivered in person, by facsimile, by express delivery service and by registered mail. The time limits for the delivery of such notices are: for a board meeting, at least fourteen (14) days before the meeting; and for an extraordinary meeting, at least three (3) days before the meeting.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(67)	A new clause be added as clause 1 of Article 129 of the Original Amended Articles of Association (Article 178 of the Amended Articles of Association):

Resolution of the board of directors may be decided on a poll or show of hands.

(68)	The following in Article 130 of the Original Articles of Association (Article 179 of the Amended Articles of Association):

1.	The first clause of this Article

Meetings of the board of directors shall be held only if more than half of the directors (including any alternate director appointed pursuant to Article 131 of the Company’s Articles of Association) are present.

be amended as:

Meetings of the board of directors shall be held only if more than half of the directors (including any alternate director appointed pursuant to Article 180 of the Company’s Articles of Association) are present.

2.	Clause 4 this Article

When passing a resolution in relation to connected transaction at a board meeting, or where any director or any of its Associates (as defined under the Listing Rules of the Stock Exchange of Hong Kong) is connected with such resolution, such connected director shall excuse himself from the board meeting, shall not have any voting rights in respect thereof and shall not be counted as part of the quorum of the board meeting. If a quorum is not formed at the board meeting as a result of the absence of the connected director, all directors (including the connected director) shall pass a resolution in relation to the procedural issues on submitting such transaction for consideration at a shareholders’ general meeting of the Company, such that relevant resolutions in respect of such transaction can be passed at the shareholders’ general meeting.

be amended as:

When passing a resolution in relation to connected transaction at a board meeting, or where any director or any of its Associates (as defined under the Listing Rules of the Stock Exchange of Hong Kong) is connected with such resolution, such connected director shall excuse himself from the Board meeting, shall not have any voting rights in respect thereof, shall not exercise any voting right on behalf of other directors and shall not be counted as part of the quorum of the board meeting. Such board meeting can be convened where not less than half of the disinterested directors of the Company attend the meeting and any such resolutions shall be passed by at least half of the disinterested directors of the Company. If the number of disinterested directors present at is less than 3, the matter shall be presented to the shareholders for consideration at a general meeting.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(69)	The following in first clause of Article 131 of the Original Articles of Association (Article 180 of the Amended Articles of Association):

Directors shall attend the meetings of the board of directors in person. Where a director is unable to attend a meeting for any reason, he may by a written power of attorney appoint another director to attend the meeting on his behalf. The power of attorney shall set out the scope of the authorisation.

be amended as the first clause of Article 180 of the Amended Articles of Association:

Directors shall attend the meetings of the board of directors in person. Where a director is unable to attend a meeting for any reason, he may by a written power of attorney appoint another director to attend the meeting on his behalf. The power of attorney shall set out the name of the attorney, issues under authorisation, scope of authorisation and valid period, which will be signed or sealed with the chop by the appointing director.

(70)	A new clause 3 be added to Article 134 of the Original Articles of Association (Article 181 of the Amended Articles of Association):

Minutes of the board meeting shall be kept as the Company’s record for a period of not less than ten years.

(71)	The following in Article 135 of the Original Articles of Association (Article 183 of the Amended Articles of Association):

Article 135	The Company shall have one (1) secretary to the board of directors. The secretary shall be a senior officer of the Company and accountable to the board of directors.

be amended as Article 183 of the Amended Articles of Association:

Article 183	The Company shall have one (1) secretary to the board of directors. The secretary shall be a senior officer of the Company, who is nominated by the chairman of the board of directors, appointed or removed by the board of directors and accountable to the board of directors.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(72)	The following in Article 138 of the Original Articles of Association (Article 186 of the Amended Articles of Association):

Article 138	The Company shall have a general manager who shall be appointed or dismissed by the board of directors. The Company shall have six (6) deputy general managers who will assist the general manager in his work, a financial controller and a chief engineer. The board of directors may decide to appoint a member of the board of directors to act concurrently as the general manager, deputy general managers or other senior officers. However, the number of directors who act concurrently as the general manager, deputy general managers or other senior officers shall not exceed one half of the total number of directors.

The general manager and deputy general managers shall serve for a term of not more than three (3) years. The term is renewable upon re-election.

be amended as Article 186 of the Amended Articles of Association:

Article 186	The Company shall have a general manager who shall be appointed or dismissed by the board of directors. The Company shall have six to ten deputy general managers who will assist the general manager in his work, a financial controller and a chief engineer.

The board of directors may decide to appoint a member of the board of directors to act concurrently as the senior officers. However, the number of directors and staff director who act concurrently as the senior officers shall not exceed one half of the total number of directors. Any person serving as officers (excluding directors) at the Company’s controlling shareholder and de factor controller unit shall not act as the senior officer of the Company.

The senior officers shall serve for a term of three (3) years. The term is renewable upon re-election.

The tenure of a senior officer shall commence from the date when he takes office until the end of the tenure. If an appointment is not made in time upon the termination of the tenure of the senior officer, the original senior officer(s) shall assume the responsibilities in accordance with the laws, administrative regulations, departmental rules and these Articles of Association before the new senior officer(s) take office.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(73)	(1)	the following in sub-clause 1 of clause 1 of Article 139 of the Original Articles of Association (Article 187 of the Amended Articles of Association):

(1)	to be in charge of the Company’s production, operation and management and to organise the implementation of the resolutions of the board of directors;

be amended as sub-clause 1 of clause 1 of Article 187 of the Amended Articles of Association:

(1)	to be in charge of the Company’s production, operation and management, to organise the implementation of the resolutions of the board of directors and report to the board of directors;

(74)	the following in Article 140 of the Original Articles of Association (Article 188 of the Amended Articles of Association):

Article 140	The general manager may, by means such as through the manager’s meeting of the Company, make decisions on the following operational matters:

(1)	an investment with a single amount of less than 5% of the Company’s latest audited net asset value, including share equity investment and production or operational investment; however, any matters requiring the approval of the China Securities Regulatory Commission, such as a public offer of securities, shall be subject to approval by a shareholders’ general meeting;

......

Where decisions on operational matters involve connected transactions, such decisions shall be implemented in accordance with the relevant requirements of connected transactions.

be amended as Article 188 of the Amended Articles of Association:

Article 188	The general manager may, by means such as through the manager’s meeting of the Company, make decisions on the following operational matters:

(1)	transactions falling within the following limit with respect to purchase or sale of assets, foreign investment (including entrusted financial management and entrusted loans), provision of financial assistance, entrusted or trusted asset or business management, entering of licence agreement, transfer or accept the transfer of research and development projects:

1.	the total assets involved in a single transaction with amount more than 5% and below 25% of the Company’s latest audited total asset value;

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

2.	a single investment more than 5% and below 25% of the Company’s latest audited net asset value;

3.	the subject of a single transaction accounted for more than 5% and less than 25% of the Company’s latest audited income from principal operations for the latest financial year;

4.	the subject of a single transaction accounted for more than 5% and less than 25% of the Company’s latest audited net profit for the latest financial year;

The transactions referred to in (1) of the first paragraph involving the provision of financial assistance and entrusted financial management, shall be calculated on accrued basis for twelve consecutive months according to the transaction categories and applicable approval limit proportion of the board of directors. When the Company conducts other transactions apart from the provision of financial assistance and entrusted financial management, applicable approval limit proportion of the board of directors regarding each transaction which is under the same category shall be calculated on the principle of accrued basis for twelve consecutive months. Transactions already approved by the Company in accordance with the principle of accrued basis shall not be included in the scope of accrual calculation.

The above transactions which involve public offer of securities that requires the approval of the China Securities Regulatory Commission shall be subject to approval of the shareholders’ general meeting of shareholders.

......

Where decisions on operational matters involve connected transactions, such decisions shall be implemented in accordance with the relevant requirements of connected transactions.

Provision of regulatory authorities the Company is subject to within and outside the PRC that is of a stricter standard than this Article will be applicable accordingly.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(75)	Three new articles be added after Article 146 of the Original Articles of Association (Article 194 of the Amended Articles of Association):

Article 195	The senior officers of the Company shall ensure that the information disclosed by the Company is true, accurate and complete.

The senior officers of the Company shall sign a written confirmation of opinion in connection with the regular report of the Company.

Article 196	The fiduciary duties concerning the directors in Article 215 and the duties of diligence in Article 214 (4) – (6) are also applicable to the senior officers.

Article 197	A senior officer may submit his resignation before the expiry of his term. The specific procedures and measures for resignation by the senior officers shall be governed by the labour contract being entered into by the senior officer and the Company.

(76)	A new clause be added after the first clause of Article 147 of the Original Articles of Association (Article 198 of the Amended Articles of Association):

Each supervisor shall serve for a term of three (3) years, which term is renewable upon re-election and re-appointment.

(77)	The following in Article 148 of the Original Articles of Association (Article 199 of the Amended Articles of Association):

Article 148	The supervisory committee shall compose of five (5) supervisors. One of the members of the supervisory committee shall act as the chairman. Each supervisor shall serve for a term of three (3) years, which term is renewable upon re-election and re-appointment.

The election or removal of the chairman of the supervisory committee shall be determined by two-thirds or more of the members of the supervisory committee.

The chairman shall serve for a term of three (3) years, which term is renewable upon re-election and re-appointment.

be amended as Article 199 of the Amended Articles of Association:

Article 199	The supervisory committee shall compose of five (5) supervisors. One of the members of the supervisory committee shall act as the chairman.

The election or removal of the chairman and vice chairman of the supervisory committee shall be determined by two-thirds or more of the members of the supervisory committee.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

The chairman and vice chairman shall serve for a term of three (3) years, which term is renewable upon re-election and re-appointment.

(78)	Two new articles be added after Article 148 of the Original Articles of Association (Article 199 of the Amended Articles of Association):

Article 200	The tenure of a supervisor shall commence from the date when he takes office until the end of the tenure. If an appointment is not made in time upon the termination of the tenure of the senior officer so that a quorum of the supervisory committee is not met, the original senior officer(s) shall assume the responsibilities in accordance with the laws, administrative regulations, departmental rules and these Articles of Association before the new senior officer(s) take office.

Article 201	The supervisors of the Company shall ensure that the information disclosed by the Company is true, accurate and complete.

(79)	the following in Article 149 of the Original Articles of Association (Article 202 of the Amended Articles of Association):

Article 149	The supervisory committee shall comprise of four (4) supervisors who shall represent the shareholders, and who shall be elected or removed by the shareholders in general meetings, and one (1) supervisor who shall represent the employees of the Company and who shall be elected or removed democratically thereby.

be amended as Article 202 of the Amended Articles of Association:

Article 202	The supervisory committee shall comprise of five supervisors. Supervisors representing the shareholders shall be elected or removed by the shareholders in general meetings. Supervisors representing the employees of the Company shall be elected or removed democratically thereby.

(80)	The following in the first clause of Article 152 of the Original Articles of Association (Article 205 of the Amended Articles of Association):

Meetings of the supervisory committee shall be held at least once every year, and shall be convened by the chairman of the supervisory committee. In case the chairman of the supervisory committee is unable to perform his duties, a supervisor so appointed by the chairman shall perform such duties.

be amended as:

Meetings of the supervisory committee shall be held at least once every six months, and shall be convened by the chairman of the supervisory committee. The supervisors may propose to convene the extraordinary meeting of the supervisory committee.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

Where the chairman of the supervisory committee is unable to or does not perform the duty, the vice chairman of the supervisory committee shall preside the meeting. Where the vice chairman of the supervisory committee is unable to or does not perform the duty, a supervisor nominated by more than one-half of the supervisors shall perform the duty.

(81)	the following in Article 153 of the Original Articles of Association (Article 206 of the Amended Articles of Association):

Article 153.	The supervisory committee shall be accountable to the shareholders in a general meeting and shall exercise the following functions and powers in accordance with law:

(1)	to review the Company’s financial position;

(2)	to supervise the directors, general manager, deputy general managers and other senior officers to ensure that they do not act in contravention of any law, regulation or the Company’s Articles of Association;

(3)	to demand any director, general manager, deputy general manager or any other senior officer who acts in a manner which is harmful to the Company’s interest to rectify such behaviour;

(4)	to check the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors to the shareholders’ general meetings and to authorise, in the Company’s name, publicly certified and practising accountants to assist in the re-examination of such information should any doubt arise in respect thereof;

(5)	to propose to convene a shareholders’ extraordinary general meeting and an extraordinary board meeting;

(6)	to represent the Company in negotiations with or in bringing actions against a director;

(7)	other functions and powers specified in the Company’s Articles of Association.

Supervisors shall attend meetings of the board of directors.

as amended as Article 206 of the Amended Articles of Association:

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

Article 206	The supervisory committee shall be accountable to the shareholders in a general meeting and shall exercise the following functions and powers in accordance with law:

(1)	to review the regular reports of the Company prepared by the board of directors and give its opinion of review;

(2)	to inspect the Company’s financial position;

(3)	to supervise the directors and senior officers and to propose removal of a director or a senior officer who has contravened any law, administrative regulation, these Articles of Association or resolutions passed at a shareholders’ general meeting;

(4)	to demand any director or senior officer who acts in a manner which is harmful to the Company’s interest to rectify such behaviour;

(5)	to check the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors to the shareholders’ general meetings and to authorise, in the Company’s name, publicly certified and practising accountants to assist in the re-examination of such information should any doubt arise in respect thereof;

(6)	to propose to convene a shareholders’ extraordinary general meeting and an extraordinary board meeting. Where the board of directors fails to convene or hold the general meeting of shareholders in accordance with the provisions of the Company Law, to convene and hold the shareholders’ general meeting;

(7)	to propose resolutions to the shareholders’ general meeting;

(8)	to initiate proceedings against the directors and senior officers in accordance with section 152 of the Company Law;

(9)	to conduct investigation into any identified irregularities in the Company’s operations;

(10)	other functions and powers specified in the Company’s Articles of Association.

Supervisors shall attend meetings of the board of directors, and make queries or recommendations to the matters resolved by the board of directors.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(82)	the following in Article 155 of the Original Articles of Association (Article 207 of the Amended Articles of Association):

1.	Deleting the second paragraph of this Article. The deleted words are:

Meetings of the supervisory committee shall be held only if four (4) or more supervisors are present.

2.	The last paragraph of this Article:

Minutes shall be taken of the meetings of the supervisory committee. The participating supervisors and the person who records the minutes should sign the minutes. The minutes of the meetings of the supervisory committee shall be regarded as part of the Company’s record and shall be kept by the board’s secretary.

It is hereby amended as:

Minutes shall be taken of the meetings of the supervisory committee. The participating supervisors and the person who records the minutes should sign the minutes. The supervisors shall have the right to request the record of his speech in the meeting for a particular illustrative description. The minutes of the meetings of the supervisory committee shall be kept as the Company’s record for at least ten years.

(83)	Deleting Article 157 of the Original Articles of Association. The deleted words are:

Article 157	A supervisor shall carry out his duties honestly and faithfully in accordance with laws, administrative regulations and the Company’s Articles of Association.

(84)	The following in Article 160 of the Original Articles of Association (Article 212 of the Amended Articles of Association):

Article 160	In addition to the obligations imposed by laws, administrative regulations or the listing rules of the stock exchange on which shares of the Company are listed, each of the Company’s directors, supervisors, general manager, deputy general managers and other senior officers owes a duty to each shareholder, in the exercise of the functions and powers of the Company entrusted to him:

(1)	not to cause the Company to exceed the scope of business stipulated in its business licence;

(2)	to act honestly and in the best interests of the Company;

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(3)	not to expropriate the Company’s property in any way, including (without limitation) usurpation of opportunities which benefit the Company;

(4)	not to expropriate the individual rights of shareholders, including (without limitation) rights to distribution and voting rights, save and except pursuant to a restructuring of the Company which has been submitted to the shareholders for approval in accordance with the Company’s Articles of Association.

be amended as Article 212 of the Amended Articles of Association:

Article 212	In addition to the obligations imposed by laws, administrative regulations or the listing rules of the stock exchange on which shares of the Company are listed, each of the Company’s directors, supervisors, general manager, deputy general managers and other senior officers owes a duty to each shareholder, in the exercise of the functions and powers of the Company entrusted to him:

(1)	to act honestly and in the best interests of the Company;

(2)	not to expropriate the Company’s property in any way, including (without limitation) usurpation of opportunities which benefit the Company;

(3)	not to expropriate the individual rights of shareholders, including (without limitation) rights to distribution and voting rights, save and except pursuant to a restructuring of the Company which has been submitted to the shareholders for approval in accordance with the Company’s Articles of Association.

(85)	Deleting sub-clauses 10 and 11 in clause 1 of Article 162 of the Original Articles of Association (Article 214 of the Amended Articles of Association). The deleted words are:

(10)	not to compete with the Company in any way, save with the informed consent of the shareholders given in a general meeting;

(11)	not to misappropriate the Company’s funds or to lend such funds to any other person, not to use the Company’s assets to set up deposit accounts in his own name or in the any other name or to use such assets to guarantee the debts of a shareholder of the Company or any other personal liabilities;

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(86)	Two new articles be added after Article 162 of the Original Articles of Association (Article 214 of the Amended Articles of Association):

Article 215	The fiduciary duties to be discharged by directors in complying with the laws, administrative regulations and these Articles are as follows:

(1)	not to misappropriate the Company’s funds;

(2)	not to use the Company’s assets or funds to set up deposit accounts in his own name or in the any other name;

(3)	not to violate the provisions of these Articles and lend the Company’s funds or to use the Company’s assets to guarantee the debts of others with the approval of the shareholders’ general meeting or the board of directors;

(4)	not to abuse his positions to obtain business opportunities for himself or others which should belong to the Company, to engage in same business of the Company by himself or for others;

(5)	not to hamper the Company’s interests through its connected relationships;

(6)	to perform other fiduciary duties as required by the laws, administrative regulations, departmental rules and these Articles of Association.

The income derived by the directors in violating this Article shall belong to the Company. Any loss incurred by the Company as a result of violating this Article shall be indemnified by the directors.

Article 216	The duties of diligence to be discharged by directors in complying with the laws, administrative regulations and these Articles of Association are as follows:

(1)	to exercise the rights conferred upon them in a prudent, serious and diligent manner so as to ensure that the commercial activities carried out by the Company are in compliance with the laws and administrative regulations, as well as the requirements of various economic policies of the State and falls within the scope of business provided for in the business license;

(2)	to treat all shareholders equally;

(3)	to keep informed of the business operation and management of the Company is a timely manner;

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(4)	to sign a written confirmation or opinion in connection with the regular reports of the Company and to ensure that the information disclosed by the Company is true, accurate and complete;

(5)	to inform the supervisory committee of the relevant circumstances and information that is in accordance with the facts, and shall not impede the supervisory committee or a supervisor from exercising their powers;

(6)	to perform other fiduciary duties as required by the laws, administrative regulations, departmental rules and these Articles of Association.

(87)	the following in Article 164 of the Original Articles of Association (Article 218 of the Amended Articles of Association):

Article 164	The fiduciary duties of the directors, supervisors, general manager, deputy general managers and other senior officers of the Company do not necessarily cease with the termination of their tenure. The duty of confidentiality in respect of trade secrets of the Company survives the termination of their tenure. Other duties may continue for such period as the principle of fairness may require depending on the amount of time which has lapsed between the termination and the act concerned and the circumstances and the terms under which the relationship between the relevant director, supervisor, general manager, deputy general manager and the senior officer on the on hand and the Company on the other hand was terminated.

be amended as Article 218 of the Amended Articles of Association:

Article 218	The fiduciary duties and duties of diligence of the directors, supervisors and senior officers may not necessarily be discharged by the resignation of the directors, supervisors, and senior officers of the Company becoming effective or expiry of the term with the procedures for handover having been duly completed. The duty of confidentiality in respect of trade secrets of the Company survives the termination of their tenure. Other duties may continue for such period as the principle of fairness may require depending on the amount of time which has lapsed between the termination and the act concerned and the circumstances and the terms under which the relationship between the relevant director, supervisor, general manager, deputy general manager and the senior officer on the on hand and the Company on the other hand was terminated.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(88)	Two new articles be added after Article 175 of the Original Articles of Association (Article 229 of the Amended Articles of Association):

Article 230	Without lawful authorization of these Articles or the board of directors, a director of the Company may not act personally on behalf of the Company or the board of directors. If he acts personally, he shall declare his own position and identity in advance where the acting would cause a third party to believe reasonably that he is acting on behalf of the Company or the board of directors.

Article 231	Any loss incurred by the Company as a result of the violation of laws, administrative regulations, departmental rules and these Articles of Association by the directors, supervisors and senior officers in performing the Company’s duties shall be indemnified by the directors, supervisors and senior officers.

(89)	the following in Article 181 of the Original Articles of Association (Article 237 of the Amended Articles of Association):

Article 181	The Company shall publish or disclose and prepare its mid year status or financial report according to the Chinese, as well as the overseas accountancy and legal principles.

be amended as Article 237 of the Amended Articles of Association:

Article 237	The Company shall publish or disclose and prepare its half year status or financial report according to the Chinese, as well as the overseas, accountancy and legal principles

(90)	the following in Article 182 of the Original Articles of Association (Article 238 of the Amended Articles of Association):

Article 182	The Company shall publish its financial reports four times every fiscal year, that is, the quarterly financial reports shall be published within thirty (30) days after the expiration of the first three (3) months and the first nine (9) months of each fiscal year; the interim financial report shall be published within sixty (60) days after the expiration of the first six (6) months of each fiscal year; the annual financial report shall be published within one hundred and twenty (120) days after the expiration of each fiscal year.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

be amended as Article 238 of the Amended Articles of Association:

Article 238	The Company shall submit its annual financial reports, interim financial report and quarterly financial report to the competent securities authorities under the State Council and relevant stock exchange within four months after the expiration of each fiscal year, within two months after the expiration of the first six months of each fiscal year and within one month after the expiration of the first three (3) months and the first nine (9) months of each fiscal year, respectively.

The above financial reports shall be prepared and announced in accordance with the provisions of the law, administrative regulations and departmental rules.

(91)	the following in Article 183 of the Original Articles of Association (Article 239 of the Amended Articles of Association):

Article 183	The Company shall not keep accounts other than those required by law.

be amended as Article 239 of the Amended Articles of Association:

Article 239	The Company shall not keep accounts other than those required by law. No assets of the Company shall be used to set up deposit accounts in any other name.

(92)	the following in Article 184 of the Original Articles of Association (Article 240 of the Amended Articles of Association):

Article 184	The Company’s after-tax profit shall be allocated in accordance with the following order:

(1)	compensation of losses;

(2)	allocation to the statutory common reserve fund;

(3)	allocation to the statutory common welfare fund;

(4)	allocation to the discretionary common reserve fund upon approval by resolution of the shareholders’ general meeting;

(5)	payment of dividends in respect of ordinary shares.

The Company shall not allocate dividends or carry out other allocations in the form of bonuses, before the Company has compensated for its losses and made allocations to the statutory common reserve fund and the statutory common welfare fund.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

be amended as Article 240 of the Amended Articles of Association:

Article 240	In the distribution of after-tax profits of a financial year, 10% of the profits shall be allocated to the statutory common reserve. No further allocation to the statutory common reserve is required where such reserve exceeds 50% of the registered capital of the Company.

Where the statutory common reserve is insufficient to make up losses of the previous financial year, the profits of a financial year shall be applied to make up such losses before allocation to the statutory common reserve shall be made in accordance with the above provision.

Upon the approval of the shareholders in general meeting, where the Company has made allocation to the statutory common reserve from the profits after tax, the Company may make allocation to the discretionary common reserve.

Any surplus of profits after the Company has made up losses and made allocations to the statutory common reserve may be distributed as dividends to shareholders in proportion to their shareholdings.

Where the Company or the board of directors, in breach of the above provisions, distribute dividends to shareholders before the Company has made up losses and made allocations to the statutory common reserve, such dividends distributed in breach of the above provisions shall be returned to the Company.

No profits shall be distributed in respect of the shares held by the Company.

(93)	the following in Article 186 of the Original Articles of Association (Article 242 of the Amended Articles of Association):

Article 186	The common reserve fund of the Company shall be applied for the following purposes:

(1)	to compensate losses;

(2)	to expand the Company’s production and operation;

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(3)	to convert the common reserve fund into share capital in order to increase its capital. The Company may convert its common reserve fund into share capital with the approval of shareholders in a general meeting. When such conversion takes place, the Company shall either distribute new shares in proportion to the existing shareholders’ number of shares, or increase the par value of each share, provided, however, that when the statutory common reserve fund is converted to share capital, the balance of the statutory common reserve fund may not fall below 25 % of the registered capital.

be amended as Article 242 of the Amended Articles of Association:

Article 242	The common reserve fund of the Company shall be applied for the following purposes:

(1)	to compensate losses;

(2)	to expand the Company’s production and operation;

(3)	to convert the common reserve fund into share capital in order to increase its capital. The Company may convert its common reserve fund into share capital with the approval of shareholders in a general meeting. When such conversion takes place, the Company shall either distribute new shares in proportion to the existing shareholders’ number of shares, or increase the par value of each share, provided, however, that when the statutory common reserve fund is converted to share capital, the balance of the statutory common reserve fund may not fall below 25 % of the registered capital before the conversion.

Capital reserve fund shall not be used to make up losses of the Company.

(94)	Deleting Article 187 of the Original Articles of Association. The deleted words are:

Article 187	The Company’s statutory common welfare fund is used for the collective welfare of the Company’s employees.

(95)	The following in first clause of Article 197 of the Original Articles of Association (Article 252 of the Amended Articles of Association):

The Company shall appoint an independent firm of accountants which is qualified under the relevant regulations of the State to audit the Company’s annual report and review the Company’s other financial reports.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

be amended as:

The Company shall appoint an independent firm of accountants which is qualified under the relevant regulations of the State with relevant qualifications in securities affairs to audit the Company’s annual report and review the Company’s other financial reports.

(96)	A new article be added after Article 199 of the Original Articles of Association (Article 254 of the Amended Articles of Association):

Article 255	The Company shall ensure the provision of true and complete accounting evidences, accounting books, financial statements and other financial information to the accounting firm it has engaged with withheld, omission and fraud.

(97)	The following in first clause of Article 203 of the Original Articles of Association (Article 259 of the Amended Articles of Association):

The Company’s appointment, removal or non-reappointment of an accountancy firm shall be resolved by the shareholders in a general meeting. Such resolution shall be filed with the competent securities authorities under the State Council.

be amended as:

The Company’s appointment, removal or non-reappointment of an accountancy firm shall be resolved by the shareholders in a general meeting. Such resolution shall be filed with the competent securities authorities under the State Council. The removal or non-reappointment of an accountancy firm shall be notified to the accounting firm seven days in advance.

(98)	The following in Article 205 of the Original Articles of Association (Article 261 of the Amended Articles of Association):

Article 205	The different types or items of the Company’s insurance shall be decided at a meeting of the board of directors in accordance with the relevant insurance law in China.

be amended as Article 261 of the Amended Articles of Association:

Article 261	The different types or items of the Company’s insurance shall be insured in accordance with the relevant insurance law in China.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(99)	The following in Article 206 of the Original Articles of Association (Article 262 of the Amended Articles of Association):

Article 206	The Company may at its discretion employ and dismiss employees and enter into employment contracts with such employees based on the business development needs of the Company and in accordance with the requirements of the laws and administrative regulations of the State.

be amended as Article 262 of the Amended Articles of Association:

Article 262	The Company may at its discretion employ and dismiss employees and enter into employment contracts with all employees based on the business development needs of the Company and in accordance with the requirements of the laws and administrative regulations of the State.

(100)	The following in Article 209 of the Original Articles of Association (Article 265 of the Amended Articles of Association):

Article 209	The Company shall provide medical, retirement and unemployment insurance for its employees and put in place a labour insurance system, in accordance with the relevant laws and regulations of the State.

be amended as Article 265 of the Amended Articles of Association:

Article 265	The Company shall provide pension, medical, educational, occupational disability and unemployment insurance for its employees and put in place a society security system, in accordance with the relevant laws and regulations of the State.

(101)	The following in Article 212 of the Original Articles of Association (Article 268 of the Amended Articles of Association)::

Article 212	The merger of the Company may take the form of either merger by absorption or merger by the establishment of a new company.

In the event of a merger, the merging parties shall execute a merger agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days of the date of the Company’s merger resolution and shall publish a public notice in a newspaper at least three (3) times within thirty (30) days of the date of the Company’s merger resolution.

At the time of merger, rights in relation to debtors and indebtedness of each of the merged parties shall be assumed by the company which survives the merger or the newly established company.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

be amended as Article 268 of the Amended Articles of Association:

Article 268	The merger of the Company may take the form of either merger by absorption or merger by the establishment of a new company.

A company that absorbs other company is known as merger by absorption whereby the company being absorbed shall be dissolved. The merger of two or more companies by the establishment of a new company is known as merger by the establishment of a new company, whereby the merged companies shall be dissolved.

In the event of a merger, the merging parties shall execute a merger agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days of the date of the Company’s merger resolution and shall publish a public notice in a newspaper at least three (3) times within thirty (30) days of the date of the Company’s merger resolution. Within thirty days the creditors receive the notice, or within forty-five days the notice is announced, the creditors may demand the Company to settle its debts or to provide corresponding guarantee.

At the time of merger, rights in relation to debtors and indebtedness of each of the merged parties shall be assumed by the company which survives the merger or the newly established company.

(102)	The following in the third clause of Article 213 of the Original Articles of Association (Article 269 of the Amended Articles of Association):

Debts of the Company prior to division shall be assumed by the companies which exist after the division in accordance with the agreement of the parties.

be amended as:

Debts of the Company prior to division shall be assumed incidentally by the companies which exist after the division, except those debts that have otherwise separately agreed by the Company with the creditors in writing for the settlement of the debts before the division.

(103)	A new clause be added after the first clause of Article 214 of the Original Articles of Association (Article 270 of the Amended Articles of Association):

When there is increase or reduction in the share capital of the Company, the Company shall apply for change in its registration with the company registration authority in accordance with the law.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(104)	A new sub-clause 5 be added after sub-clause 4 of Article 215 of the Original Articles of Association (Article 271 of the Amended Articles of Association):

(5) shareholders holding at least 10% of the shares of the Company may apply to the People’s Court to dissolve the Company if the Company experiences extreme difficulties in respect of its operation and management, which cannot otherwise be resolved, such that if the Company continues to operate, its shareholders will suffer significant losses.

(105)	The following in the first clause of Article 216 of the Original Articles of Association (Article 272 of the Amended Articles of Association):

A liquidation committee shall be set up within fifteen (15) days of the Company being dissolved pursuant to sub-paragraph (1) of the preceding Article, and the composition of the liquidation committee of the Company shall be determined by an ordinary resolution of shareholders in a general meeting.

be amended as:

A liquidation committee shall be set up within fifteen (15) days of the Company being dissolved pursuant to sub-paragraph (1) of the preceding Article, and the composition of the liquidation committee of the Company shall be determined by an ordinary resolution of shareholders in a general meeting. If a liquidation committee is not set up within the specified time limit, the creditors of the Company may apply to the people’s court to appoint designated persons to carry out the liquidation.

(106)	The following in Article 218 of the Original Articles of Association (Article 274 of the Amended Articles of Association):

Article 218	The liquidation committee shall, within ten (10) days of its establishment, send notices to creditors and shall, within sixty (60) days of its establishment, publish a public announcement in a newspaper at least three (3) times.

A creditor shall, within thirty (30) days of receipt of the notice, or for creditors who have not personally received such notice, within ninety (90) days of the date of the first public announcement, report its rights to the liquidation committee. When reporting his rights, the creditor shall provide an explanation of matters which are relevant thereto and shall provide evidential material in respect thereof. The liquidation committee shall register the creditor’s rights.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

be amended as Article 274 of the Amended Articles of Association:

Article 274	The liquidation committee shall, within ten (10) days of its establishment, send notices to creditors and shall, within sixty (60) days of its establishment, publish a public announcement in a newspaper at least three (3) times.

A creditor shall, within thirty (30) days of receipt of the notice, or for creditors who have not personally received such notice, within forty-five (45) days of the date of the first public announcement, report its rights to the liquidation committee. When reporting his rights, the creditor shall provide an explanation of matters which are relevant thereto and shall provide evidential material in respect thereof. The liquidation committee shall register the creditor’s rights.

No repayment shall be made by the liquidation committee during the period of reporting creditors’ rights.

(107)	the following in sub-clause 4 of clause 1 of Article 219 of the Original Articles of Association (Article 275 of the Amended Articles of Association):

(4)	to pay all outstanding taxes;

be amended as:

(4)	to pay all outstanding taxes and taxes incurred in the process of liquidation;

(108)	the following in Article 220 of the Original Articles of Association (Article 276 of the Amended Articles of Association):

Article 220	After it has sorted out the Company’s assets and after it has prepared the balance sheet and an inventory of assets, the liquidation committee shall formulate a liquidation plan and present it to a shareholders’ general meeting or to the relevant governing authority for confirmation.

......

During the liquidation period, the Company shall not commence any new business activities.

be amended as Article 276 of the Amended Articles of Association:

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

Article 276	After it has sorted out the Company’s assets and after it has prepared the balance sheet and an inventory of assets, the liquidation committee shall formulate a liquidation plan and present it to a shareholders’ general meeting or to the relevant governing authority or the people’s court for confirmation.

......

During the liquidation period, the Company subsists but shall not commence any business activities not related to liquidation. Prior to the repayment in accordance of the previous paragraphs, the Company’s assets shall not be distributed to the shareholders.

(109)	the following in Article 222 of the Original Articles of Association (Article 278 of the Amended Articles of Association):

Article 222	Following the completion of the liquidation, the liquidation committee shall prepare a liquidation report, a statement of income and expenses received and made during the liquidation period and a financial report, which shall be verified by a Chinese registered accountant and submitted to the shareholders’ general meeting or the relevant governing authority for confirmation.

The liquidation committee shall, within thirty (30) days after such confirmation, submit the documents referred to in the preceding paragraph to the companies registration authority and apply for cancellation of registration of the Company, and publish a public announcement relating to the termination of the Company.

be amended as Article 278 of the Amended Articles of Association:

Article 278	Following the completion of the liquidation, the liquidation committee shall prepare a liquidation report, a statement of income and expenses received and made during the liquidation period and a financial report, which shall be verified by a Chinese registered accountant and submitted to the shareholders’ general meeting or the relevant governing authority or the people’s court for confirmation.

The liquidation committee shall, within thirty (30) days after such confirmation, submit the documents referred to in the preceding paragraph to the companies registration authority and apply for cancellation of registration of the Company, and publish a public announcement relating to the termination of the Company.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(110)	Two new articles be added after Article 222 of the Original Articles of Association (Article 278 of the Amended Articles of Association):

Article 279	The members of the liquidation committee shall act fiducially and perform the obligations of liquidation pursuant to the law.

The members of the liquidation committee shall not take advantage of his office power, taking bribes or other illegal income or illegally taking possession of the assets of the Company.

The members of the liquidation committee shall indemnify the loss incurred by the Company or the creditors as a result of his willful act or serious misconduct.

Article 280	Where the Company is declared bankrupt pursuant to the law, bankruptcy liquidation shall be implemented pursuant to the relevant enterprise bankruptcy law.

(111)	A new clause be added after the first clause of Article 223 of the Original Articles of Association (Article 281 of the Amended Articles of Association):

The Company shall amend these Articles of Association on the occurrence of any of the following events:

(1)	The Company Law or the relevant laws or administrative regulations are amended and these Articles are in conflict with the amended laws or administrative regulations;

(2)	There is change to the Company which makes it not consistent with these Articles of Association;

(3)	It has been approved by the shareholders in a general meeting to amend these Articles.

(112)	the following in sub-clause 1 of clause 1 of Article 224 of the Original Articles of Association (Article 282 of the Amended Articles of Association):

(1)	The board of directors shall propose the manner in which the Company’s Article of Association shall be amended;

be amended as:

(1)	The board of directors, supervisory committee and shareholders who individually or jointly hold 5% or more of the Company’s voting shares shall propose the manner in which the Company’s Article of Association shall be amended;

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(113)	the following in Article 225 of the Original Articles of Association (Article 283 of the Amended Articles of Association):

Article 225	Amendment of the Company’s Articles of Association shall become effective upon receipt of approvals from the State Council’s foreign trade and economic authorities. Amendment involving the contents of the Mandatory Provisions of Overseas-Listed Companies’ Articles of Association (signed by the State Council’s securities authorities and the Economic Reform Committee of the State on 27 August 1994) (“Mandatory Provisions”) shall become effective upon receipt of approvals from the State Council’s securities authorities and the companies approving department authorised by the State Council. If there is any change relating to the registered particulars of the Company, application shall be made for change in registration in accordance with law.

be amended as Article 283 of the Amended Articles of Association:

Article 283	Amendment of the Company’s Articles of Association shall become effective upon receipt of approvals from the State Council’s foreign trade and economic authorities. Amendment involving the contents of the Mandatory Provisions of Overseas-Listed Companies’ Articles of Association shall become effective upon receipt of approvals from the State Council’s securities authorities and the companies approving department authorised by the State Council. If there is any change relating to the registered particulars of the Company, application shall be made for change in registration in accordance with law.

(114)	Two new articles be added after Article 225 of the Original Articles of Association (Article 283 of the Amended Articles of Association):

Article 284	The board of directors shall amend these Articles of Association pursuant to the resolutions of shareholders in a general meeting for amendment of these Articles and the approval opinions of the competent authority.

Article 285	If the amendment to the Articles of Association is a matter which is required by the relevant laws and regulations to be disclosed, an announcement shall be made in accordance with the provisions of those laws and regulations.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(115)	A new article be added after Article 226 of the Original Articles of Association (Article 286 of the Amended Articles of Association):

Article 287

Definitions:

(1)	de facto controller means a party that is not a shareholder of the company, but shall be capable to control the act of the Company through investment relationship, agreement or other arrangements.

(2)	Connected relationship means the relationship between the controlling shareholder of the Company, its de facto controller, directors, supervisors, senior officers and enterprises directly or indirectly controlled by it, as well as other relationships that may result in the transfer of the Company’s interests. However, state-owned enterprises do not have connected relationship solely as a result of being controlled by the State.

(116)	the following in Article 227 of the Original Articles of Association (Article 288 of the Amended Articles of Association):

Article 227	The rules of meetings of the shareholders’ general meeting, the board of directors and the supervisory committee are attached as Appendices to this Articles of the Association of the Company.

be amended as Article 288 of the Amended Articles of Association:

Article 288	The rules of meetings of the shareholders’ general meeting, the board of directors and the supervisory committee are attached as Appendices to these Articles. In the event that the rules of meetings of the shareholders’ general meeting, the board of directors and the supervisory committee are in conflict with these Articles, these Articles shall prevail.

(117)	Two new articles be added after Article 227 of the Original Articles of Association (Article 288 of the Amended Articles of Association):

Article 289	If a notice of the general meeting of shareholders, board meeting or meeting of the supervisory committee is issued by hand, the date when the recipient signed or stamped to acknowledge receipt of the same shall be regarded as the date of service of the notice. If the notice is issued by post, the seventh day from the date it is delivered to the post office shall be regarded as the date of service of the notice. If a notice of the Company is issued by public announcement, it shall be deemed received by the relevant officers once announced.

Article 290	If a notice of meeting is accidentally omitted to be sent to any person who is entitled to receive pursuant to Article 168 of these Articles or that person has not received such a notice of meeting, it will not cause the meeting and any resolution made therein to be void.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

(118)	the following in Article 230 of the Original Articles of Association (Article 293 of the Amended Articles of Association):

Article 230	The Company’s Articles of Association are written in Chinese and English. Both text shall be equally valid. If there is any discrepancy between the two versions, the Chinese version of the Articles of Association shall prevail.

be amended as Article 293 of the Amended Articles of Association:

Article 293	The Company’s Articles of Association are written in Chinese and English. Both text shall be equally valid. If there is any discrepancy between the two versions, the Chinese version of the Articles of Association most recently filed at the Shandong Administration of Industry and Commence shall prevail.

(119)	A new article be added after Article 230 of the Original Articles of Association (Article 293 of the Amended Articles of Association):

Article 294	The expressions of “above”, “within” and “below” shall include the figures mentioned whilst the expression of “less than” shall not include the figures mentioned.

II.	Amendments to the definition and glossary

Certain definitions and glossary in the Original Articles were amended and standardized with details of specific amendments as follows:

1.	to amend “China Securities Regulatory Commission” and “State Council’s securities authorities” to “competent securities authorities under the State Council”

2.	to amend “shareholders’ general meeting” to “general meeting of shareholders”;

3.	to amend “AGM” and “annual general meeting of shareholders” to “annual general meeting”;

4.	to define the Company’s general manager, deputy general manager, financial controller, chief engineer and secretary to the board as “senior officers” to replace the term “other senior officers” as defined originally. “General manager”, “deputy general manager and other senior officers” appeared in the Articles of Association are replaced by “senior officers”.

5.	to amend the figures in the Chinese version from numeric to Chinese characters;

6.	to amend the “Company” as the “company”;

7.	to amend the “Articles of Association” as these “Articles”.

APPENDIX I	PROPOSED AMENDMENTS TO THE
ARTICLES OF ASSOCIATION

During the course of amending these Articles of Association, in the event there is any change to the number of chapters, sections and articles as a result of addition, deletion or arrangement of certain articles, the number of chapters, sections and articles after amendment shall be renumbered accordingly. References to articles shall be changed accordingly.

The Board of Directors
Yanzhou Coal Mining Company Limited

21st April 2006

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

The amendments to the Rules of Procedures for the Shareholders’ Meetings of Yanzhou Coal Mining Company Limited proposed by the Board are set out as follows:

To comply with the requirements of China Securities Regulatory Commission (“CSRC”) and the Shanghai Stock Exchange, the board of directors of Yanzhou Coal Company Limited proposes to make amendments to some provisions of the “Rules of Procedure for the Shareholders’ general meeting” (hereinafter named as “the Original Rules for General Meetings”). Details of the proposed amendments are set out as follows (the amended “Original Rules for General Meeting” is named as “the Amended Rules of Procedure for General Meetings” hereinafter).

AMENDMENTS TO PROVISIONS

1.	Article 1 of the Original Rules for General Meetings (Article 1 of the Amended Rules of for General Meetings):

“Article 1	These rules (these “Rules”) are specifically formulated in accordance with laws and regulations such as the Company Law of the People’s Republic of China (the “Company Law”), the Security Law of the People’s Republic of China, the State Council’s Specific Regulations regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share, the Opinions on Standardizing the Shareholder’ General Meetings of Listed Company and the Standards for the Governance of Listed Company issued by the China Securities Regulatory Commission (“CSRC”), the Listing Rules of the Shanghai Stock Exchange and the Listing Rules of the Stock Exchange of Hong Kong for the purpose of regulating the proceedings at shareholders’ general meetings, ensuring shareholders’ general meetings are convened and held and resolutions are passed legally, enhancing the efficiency of shareholders’ general meetings and protecting the legal rights and interests of shareholders.”

be amended as Article 1 of the Amended Rules for General Meetings:

“Article 1	These rules (these “Rules”) are specifically formulated in accordance with laws and regulations (including the Company Law of the People’s Republic of China (the “Company Law”) and the Governance Rules On the Shareholder’ General Meetings of Listed Companies promulgated by the China Securities Regulatory Commission (“CSRC”)) and the Company’s articles of association for the purpose of regulating the proceedings of shareholders’ general meetings, ensuring that shareholders’ general meetings are duly convened and conducted, and resolutions are legally passed, enhancing the efficiency of shareholders’ general meetings and protecting the legal rights and interests of shareholders.”

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

2.	Article 2 of the Original Rules for General Meetings (Article 1 of the Amended Rules for General Meetings):

“Article 2	The board of directors of Yanzhou Coal Mining Company Limited (the “Company”) shall strictly comply with the requirements stipulated under the laws, regulations and these Rules regarding the convening of shareholders’ general meetings and shall organize the shareholders’ general meetings prudently and timely. It is the obligation of the board of directors to ensure the meetings are convened and held in an orderly manner.”

be amended as Article 2 of the Amended Rules for General Meetings:

“Article 2	Yanzhou Coal Mining Company Limited (the “Company”) shall convene the shareholders’ general meetings in strict compliance with the relevant requirements stipulated under laws, administrative regulations, these Rules and the Company’s articles of association to ensure that the shareholders can exercise their rights in accordance with laws.

The board of directors of the Company shall faithfully perform its obligations and shall organize the shareholders’ general meetings prudently and timely. The directors are obliged to diligently fulfill their obligation to ensure that the shareholders’ general meetings are convened and held in an orderly manner and the functions and powers of the meetings are exercised in accordance with laws.”

3.	A new article be inserted after Article 2 of the Original Rules for General Meetings (Article 2 of the Amended Rules for General Meetings) as follows:

“Article 3	The shareholders’ general meeting shall exercise its functions and powers in pursuant to the Company Law and the Company’s Articles of Association.”

4.	Article 3 of the Original Rules for General Meetings (Article 4 of the Amended Rules for General Meetings):

“Article 3	Shareholders’ general meetings are convened in the place where the Company is incorporated or other place decided by the board of directors.”

be amended as Article 4 of the Amended Rules for General Meetings:

“Article 4	Shareholders’ general meetings shall be commonly convened in the place of business of the Company or any other place specified in the notice of the shareholders’ general meeting of the Company.”

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

5.	Article 4 of the Original Rules for General Meeting (Article 5 of the Amended Rules for General Meetings):

“Article 4	Shareholders’ general meetings are the organ of authority of the Company and shall exercise the following functions and powers in accordance with the laws.

......

(2)	to elect and replace directors and to decide on matters relating to the remuneration of directors;

.......

(9)	to decide on matters such as merger, division, dissolution and liquidation of the Company;

.......

(13)	to change the use of funds raised;

(14)	to consider motions raised at shareholders’ general meetings by shareholders who represent 5% or more of the total number of voting shares of the Company;

(15)	to decide on other matters which, according to the laws, administrative regulations or the Company’s articles of association, need to be approved by shareholders in general meetings;

(16)	authorize or delegate to the board of directors to carry out matters on behalf of the shareholders’ general meetings.”

be amended as Article 5 of the Amended Rules for General Meetings:

“Article 5	Shareholders’ general meetings are the organ of authority of the Company and shall exercise the following functions and powers in accordance with the laws.

......

(2)	to elect and replace directors who are not employees’ representatives, and to decide on matters relating to the remuneration of directors;

......

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

(9)	to decide on matters such as merger, division, dissolution, liquidation and restructuring of the Company;

......

(13)	to examine, discuss and approve the matters of guarantee as stipulated in Article 66 of the Company’s articles of association;

(14)	to consider the Company’s annual significant asset purchase or sale exceeding 30% of the audited total asset in the immediate preceding period;

(15)	to examine, discuss and approve any change in the use of funds raised;

(16)	to consider share option scheme;

(17)	to decide on other matters which, according to laws, administrative regulations, departmental rules or the Company’s articles of association, need to be resolved by the shareholders’ general meeting.”

6.	A new article be inserted after the Article 5 of the Original Rules for General Meetings (Article 6 of the Amended Rules for General Meetings) as follows:

“Article 7	The following matters shall be resolved by way of an ordinary resolution at the shareholders’ general meeting:

(1)	working reports of the board of directors and the supervisory committee;

(2)	operational policies and investment plan of the Company;

(3)	profits allocation plan and loss recovery plan proposed by the board of directors;

(4)	dismissal of members of the board of directors and the supervisory committee and their remuneration and method of payment;

(5)	annual budget report, final accounts, balance sheet, statement of income and other financial statements of the Company;

(6)	annual report of the Company;

(7)	other matters except those requiring special resolutions in accordance with laws, administrative regulations or the Company’s articles of association”.

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

7.	Article 6 of the Original Rules for General Meetings (Article 8 of the Amended Rules for General Meetings)

“Article 6	The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

......

(3)	the division, merger, dissolution and liquidation of the Company;

......

(6)	any other matters considered by shareholders in general meetings, and resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by a special resolution.

Apart from the above-mentioned matters, other matters shall be passed by ordinary resolution at a shareholders’ general meeting.”

be amended as Article 8 of the Amended Rules for General Meetings:

“Article 8	The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

......

(3)	the division, merger, dissolution, liquidation and restructuring of the Company;

......

(6)	the Company’s annual significant asset purchase or sale or guarantee with an amount exceeding 30% of the audited total asset in the immediate preceding period;

(7)	share-incentive scheme;

(8)	any other matters requiring special resolutions in accordance with laws, administrative regulations or the Company’s articles of association and those considered by shareholders in general meetings, and resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by a special resolution.

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

8.	The following Article 10 of the Original Rules for General Meetings be deleted:

“Article 10	If the Company shall not convene an annual meeting for any reason during the above-mentioned period, the Company shall report to the CSRC, the Shanghai Stock Exchange and the Stock Exchange of Hong Kong and other securities supervisory institutes to explain the reasons and make public announcement. If the Company shall not convene an annual shareholders’ general meeting without reasonable excuses, the board of directors will make explanation and public announcement and be responsible for the liabilities.”

9.	Article 11 of the Original Rules for General Meetings (Article 12 of the Amended Rules of for General Meetings):

“Article 11	The board of directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

(1)	where the number of directors is less than the number stipulated in the Company Law or two-thirds of the number specified in the Company’s articles of association;

(2)	where the unrecovered losses of the Company amount to one-third of the total amount of its share capital;

(3)	where shareholder(s) singly or jointly holding 10 % or more of the Company’s issued voting shares (excluding proxy, hereinafter “the Requesting Shareholders”) request(s) in writing for convening an extraordinary general meeting (the amount of shareholdings of the Requesting Shareholders shall be calculated as at the date of deposit of the requisition(s));

(4)	whenever the board of directors deems necessary;

(5)	whenever the supervisory committee proposes to convene;

(6)	whenever more than a half of independent directors so request.”

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

be amended as Article 12 of the Amended Rules for General Meetings:

“Article 12	The board of directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

(1)	where the number of directors is less than the number stipulated in the Company Law or two-thirds of the number specified in the Company’s articles of association;

(2)	where the unrecovered losses of the Company amount to one-third of the total amount of its paid-up share capital;

(3)	where shareholder(s) singly or jointly holding 10% or more of the Company’s issued voting shares (excluding proxy, hereinafter “the Requesting Shareholders”) request(s) in writing for convening an extraordinary general meeting (the amount of shareholdings of the Requesting Shareholders shall be calculated as at the date of the request(s)), and the board of directors agree to such request(s);

(4)	whenever the board of directors deems necessary or the supervisory committee proposes to convene;

(5)	other situations as stipulated in laws, administrative regulations, departmental rules or the Company’s articles of association;

More than a half of the independent directors are entitled to propose to the board of directors to convene an extraordinary general meeting.”

10.	The following Article 12 and Article 13 of the Original Rules for General Meetings be deleted:

“Article 12	Shareholders, supervisory committee or independent directors who request for an extraordinary general meeting shall comply with the following procedures:

(1)	Proposing shareholders, supervisory committees or independent directors to provide proposal to require the board of directors to convene an extraordinary general meeting or a class meeting in written requisition(s), stating the motions and resolutions proposed. The proposal in the requisition shall be complete and in compliance with the laws, regulations and the Company’s articles and association. The amount of shareholdings referred to above shall be calculated as at the date of deposit of the requisition(s). The requisition(s) shall be filed with the local office of the CSRC and the local stock exchange.

(2)	The board of directors shall issue notice of convening the extraordinary general meeting of shareholders within fifteen (15) days after receipt of such requisition(s).

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

(3)	The board of directors shall decide by resolution whether to convene a shareholders’ general meeting in accordance with the laws, regulations and the Company’s article and association upon receipt of written requisition(s) from the Requesting Shareholders. The relevant resolution of the board of directors shall be sent to the Requesting Shareholders within fifteen (15) days from the date of receipt of the requisition(s) and be reported to the local office of the CSRC and the local stock exchange.

If the board of directors agrees to convene the shareholders’ general meeting, the board of directors shall issue a notice of convening the meeting to the Requesting Shareholders and shall obtain their consent for any variation to the motions in the original requisition(s). After the notice is issued, the board of directors cannot propose new motions and cannot change or extend the date of the shareholders’ general meeting without obtaining the consent of the Requesting Shareholders.

If in the opinion of the board of directors the requisition(s) breaches the laws, regulations or the Company’s article and association, the board of directors shall determine by resolution to oppose to convening the shareholders’ general meeting and notify the Requesting Shareholders of its resolution.

(4)	The Requesting Shareholders shall decide whether to give up the convening of extraordinary general meeting or themselves may issue a notice convening the extraordinary general meeting within fifteen (15) days from the date of receipt of the resolution by the board of directors.

(5)	If the Requesting Shareholders decide to give up the convening of extraordinary general meeting, they shall issue to the board of directors a written notice and report to the local office of the CSRC and the local stock exchange.

(6)	If the Requesting Shareholders decide to convene the extraordinary general meeting, they shall issue to the board of directors a written notice and report the same to the local office of the CSRC and the local stock exchange, and issue the notice convening the extraordinary general meeting. The notice shall comply with the following requirements:

1.	Requesting Shareholders cannot raise new motions; otherwise, they shall resubmit their request for convening the extraordinary general meeting to the board of directors by following the above-mentioned procedures.

2.	the meeting should be held in the place of incorporation of the Company.

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

Article 13	If the Requesting Shareholders decide to convene an extraordinary general meeting, the board of directors shall perform its duties prudently and diligently.

(1)	The board of directors will be responsible for convening the extraordinary general meeting; the secretary shall attend the meeting while the directors and supervisors should attend the meeting; the chairman of the board of directors shall preside over the meeting. If the chairman is unable to preside over the meeting owing to special reasons, the meeting shall be presided by the vice-chairman or other directors;

(2)	The board of directors shall engage solicitors with securities practicing certificate to provide professional opinions;

(3)	The board of directors shall ensure the meeting is proceeded in normal order. Any reasonable expenses incurred by the meeting shall be borne by the Company.

11.	Six new articles be inserted after Article 11 of the Original Rules for General Meetings (Article 12 of the Amended Rules for General Meetings) as follows:

Article 13	If the Company fails to convene shareholders’ general meetings for any reason during the above-mentioned period, the Company shall report to the agency of CSRC of the State Council where the Company locates, and the stock exchanges where its stocks listed (hereinafter names as “the Stock Exchanges”), explaining the reasons and shall publish public announcements.

Article 14	Whenever any independent director requests the board of directors to convene an extraordinary general meeting, the board of directors shall, in accordance with laws, administrative regulations and the Company’s articles of association, reply in writing stating whether such request is consented to or not within ten (10) days after receipt of the request.

If the board of directors consents to the request, a notice of convening the shareholders’ general meeting shall be issued within five (5) days after the resolution has been made by the board of directors; if the board of directors refuses the request, the board of directors shall explain and publish public announcements.

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

Article 15	The supervisory committee may request the board of directors to convene an extraordinary general meeting in writing. The board of directors shall, in accordance with laws, administrative regulations and the Company’s articles of association, reply in writing stating whether such request is consented to or not within ten (10) days after receipt of the request.

If the board of directors consents to the request, a notice of convening the shareholders’ general meeting shall be issued within five (5) days after the resolution has been passed by the board of directors. In cases where the agenda proposed by the supervisory committee has been changed in such notice, consent from the supervisory committee shall be obtained.

If the board of directors refuses the request, or the board of directors has not replied in writing stating whether such request is consented to or not within ten (10) days after receipt of the request, the board of directors shall be deemed as unable to convene or not convening such shareholders’ general meeting. The supervisory committee can then convene and chair a general meeting by itself.

All necessary expenses incurred for such shareholders’ general meeting convened by the supervisory committee shall be borne by the Company.

Article 16	Shareholders shall request an extraordinary general meeting or a general meeting of a class of shareholders in pursuant to the following proceedings:

(1)	two or more shareholders who together own more than 10% voting shares of the meeting to be proposed can request the board of directors to convene an extraordinary general meeting or a class meeting by signing one or several copies of written request(s) in the same form and content, and stating the motions and resolutions proposed. The board of directors shall convene the extraordinary general meeting or the class meeting as specified in the request as soon as possible. The amount of shareholdings referred to above shall be calculated as at the date of request made.

(2)	If no notice of convening a general meeting was issued within thirty (30) days after the board of directors receiving the abovementioned written request(s), the shareholders making the request(s) can convene a meeting itself within four (4) months after the board of directors receiving the abovementioned written request(s), and the procedures for convening such meeting shall follow the procedures of the shareholders’ general meeting convened by the board of directors as much as possible.

All reasonable expenses incurred for such meeting convened by the shareholders as a result of the failure of the board of directors to convene a meeting as required by the above request(s) shall be borne by the Company and be deducted from any liability of the Company owing to the defaulting directors.

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

Article 17	If the supervisory committee or the Requesting Shareholders decide to convene the extraordinary general meeting itself, they shall notify the board of directors in writing and report the same to the agency of CSRC of the State Council where the Company locates, and the Stock Exchanges.

The supervisory committee and the Requesting Shareholders shall provide the relevant evidencing materials to the agency of CSRC of the State Council where the Company locates, and the Stock Exchanges when issuing the notice convening the extraordinary general meeting and making announcement of resolutions resolved at the extraordinary shareholders’ general meeting.

Article 18	The board of directors and its secretary shall act co-operatively in relation to the extraordinary shareholders’ general meeting convened by the supervisory committee or the Requesting Shareholders. The board of directors shall provide the shareholder register on the closing date of registration, failing of which shall entitle the convener to apply for such shareholder register from the securities registrar and settlement institute by producing the relevant announcement convening the extraordinary general meeting. The convener shall not use such shareholder register so obtained for any purposes other than convening the extraordinary general meeting.”

12.	Article 16 of the Original Rules for General Meetings (Article 21 of the Amended Rules for General Meetings):

“Article 16	The board of directors, independent directors and shareholders fulfilling certain criteria can collect votes at a general meeting from the Company’s shareholders.

The collection of votes shall be taken free without consideration and relevant information shall be fully disclosed to the shareholders from whom votes are collected.”

be amended as Article 21 of the Amended Rules for General Meetings as follows:

“Article	21 The board of directors, independent directors and any shareholder fulfilling certain criteria can collect voting rights at a general meeting from the Company’s shareholders.”

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

13.	Article 19 of the Original Rules for General Meetings (Article 24 of the Amended Rules for General Meetings):

“Article 19	Individual shareholder who personally attends the shareholders’ general meeting shall show his identical card and shareholding voucher; a proxy who attends the shareholders’ general meeting shall show his identical card, power of attorney and shareholding voucher.

Shareholder which is a legal person shall appoint its legal representative or a proxy of the legal representative to attend the meeting on its behalf. The legal representative present shall produce his identity card, evidence of his being the legal representative and the shareholding voucher; the proxy of the legal representative shall produce his identity card, the power of attorney executed by the legal representative of the legal entity and the shareholding voucher.”

be amended as Article 24 of the Amended Rules for General Meetings as follows:

“Article 24	A shareholder who attends the shareholders’ general meeting shall show his shareholding account voucher, identity card or other valid identification documents which can prove his identity; a proxy attending the shareholders’ general meeting shall show the power of attorney provided by the shareholder and his own valid identification documents.”

14.	Article 20 of the Original Rules for General Meetings (Article 25 of the Amended Rules for General Meetings):

“Article 20	The power of attorney provided by the shareholders shall contain the following items:

(1)	The name of the proxy;

(2)	If the proxy is vested in the rights to vote;

(3)	Instruction as to vote for or against or to abstain from voting for every item to be voted at the shareholders’ general meeting;

(4)	If the proxy is vested in voting rights for any new motions that may be proposed in the shareholders’ general meeting. If the proxy enjoys such rights, the specific instruction as to how he shall vote;

(5)	The power of attorney shall state whether the proxy may vote as he thinks fit, in the absence of specific instructions from the shareholder;

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

(6)	The signing date and effective period of the power of attorney;

(7)	The signature of the appointer, if the appointer is legal body, under seal.

Any form of power of attorney issued to a shareholder by directors for use by such shareholder for appointment of a proxy to attend and vote at meetings of the Company shall be such as to enable the shareholder to freely instruct the proxy to vote in favour of or against the motions, such instructions being given in respect of each individual matter to be voted on at the meeting. Such a form shall contain a statement that, in the absence of specific instructions from the shareholder, the proxy may vote as he thinks fit.”

be amended as Article 25 of the Amended Rules for General Meetings as follows:

“Article 25	The power of attorney for proxy provided by the shareholders shall contain the following items:

(1)	the name of the proxy;

(2)	whether the proxy is vested with the rights to vote;

(3)	instruction on whether to vote for or against or to abstain from voting for every item listed on the agenda to be voted at the shareholders’ general meeting (excluding power of attorney provided by shareholders holding H shares);

(4)	The signing date and validity period of the power of attorney;

(5)	The signature (or seal) of the donor. If the donor is a corporation, the common seal shall be affixed.”

15.	Two new articles be inserted after Article 22 of the Original Rules for General Meetings (Article 27 of the Amended Rules for General Meetings) as follows:

“Article 28	The board of directors, the supervisory committee or shareholders who hold more than 5% shares of the Company singly or jointly, are entitled to propose motions to the shareholders’ general meeting convened by the Company.

A shareholder singly or shareholders jointly holding more than 5% of the shares of the Company may propose new motions to the convener in writing 20 days before the shareholders’ general meeting. The convener shall issue supplementary notice of shareholders’ general meeting within two (2) days after receipt of the new motion and make announcement of the content of the new motion.

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

Except as mentioned above, the convener shall not amend any motion or newly added motion as specified in the notice of shareholders’ general meeting after making announcement of the shareholders’ general meeting.

Motion(s) not specified in the notice of shareholders’ general meeting or inconsistent with the requirements stipulated in Article 79 of the Company’s Articles of Association shall not be voted or resolved at the shareholders’ general meeting.

Article 29	The motion(s) proposed shall be within the scope of the functions and obligations of the shareholders’ general meeting, with clear topic and specific matters to be resolved, and in accordance with relevant regulations as stipulated in laws, administrative regulations and the Company’s articles of association.”

16.	Article 25 and Article 26 of the Original Rules of Procedure for the Shareholders’ General Meeting be deleted:

“Article 25	When the Company convenes a shareholders’ general meeting in which holders of domestic shares will be provided an internet platform to vote in accordance with Article 57 of these Rules, the Company shall specify in the notice of meeting to the holders of domestic shares the time, procedures and other relevant matters.

Article 26	When the Company convenes a shareholders’ general meeting to review any of the five items stipulated in Article 7 of these Rules, the Company shall notify the shareholders of the same by way of public announcement again within three (3) days after the registration date of shares.”

17.	A new item be inserted after the item 9 of Paragraph 1 of the Original Rules for General Meetings (Article 34 of the Amended Rules for General Meetings) and a new Paragraph 2 be inserted as follows:

“(10) Name and telephone number of the permanent contact person for meeting affairs

If matters to be discussed require opinions from the independent directors, the public announcement of the notice convening shareholders’ general meeting or its supplementary notice shall include the opinions and explanations of the independent directors.”

18.	Article 29 of the Original Rules for General Meetings (Article 35 of the Amended Rules for General Meetings):

“Article 29	The notice shall fully disclose the contents of all motions. The content shall be complete if the motion is to alter the matters resolved in a previous shareholders’ general meeting.”

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

be amended as Article 35 of the Amended Rules for General Meetings as follows:

“Article 35	The notice convening shareholders’ general meeting and its supplementary notice shall fully and completely disclose the specific contents of all motions, and provide all data or explanation necessary for the shareholders to make reasonable judgment towards the matters to be discussed. If the motion is to alter the matters resolved at a previous shareholders’ general meeting, the motion shall be full and complete and not just listing out the alteration.”

19.	A new article be inserted after Article 29 of the Original Rules for General Meetings (Article 36 of the Amended Rules for General Meetings) as follows:

“Article 36	As for election of directors and supervisors to be discussed at the shareholders’ general meeting, the notice of the shareholders’ general meeting shall fully disclose the detailed information of the candidates for directors and supervisors, and include the following minimum information:

(1)	Personal background, such as education, work experience, and part-time jobs;

(2)	If any, his/her associate relationship with the Company, the controlling shareholder of the Company or the de facto controller of the Company;

(3)	Amount of shareholdings held in the Company;

(4)	(If any) his/her penalties received from CSRC of the State Council and other relevant departments, and warnings from the Stock Exchanges.”

20.	Article 30 of the Original Rules for General Meetings (Article 37 of the Amended Rules for General Meetings):

“Article 30	After the board of directors publishes the notice convening the shareholders’ general meeting, the meeting cannot be extended without reasonable grounds. If the Company has to extend the meeting for special reason, the extension notice should be made at least five (5) working days before the convening date of the meeting. The board of directors shall explain the reasons and make public announcement of the extended date on which the meeting will be held in the extension notice. If the Company extends the shareholders’ general meeting, the Company cannot change the registration date of shares of shareholders who are entitled to attend a shareholder’s general meeting as specified in the original notice.”

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

be amended as Article 37 of the Amended Rules for General Meetings as follows:

“Article 37	After the issuance of the notice convening the shareholders’ general meeting, the meeting cannot be postponed or cancelled without reasonable grounds and the motion(s) specified in the notice cannot be cancelled. In cases where the meeting has to be postponed or cancelled, the convener shall make announcement and explanation at least two (2) working days before the original convening date of the meeting.”

21.	The following Articles 31-36 and Articles 38-40 of the Original Rules for General Meetings be deleted:

“Article 31	Under normal circumstances, motions proposed at a shareholders’ general meeting shall be decided by the board of directors by way of resolution. Such motions shall be stated in the notice of the shareholders’ general meeting.

Article 32	After the notice of meeting is issued, the board of directors cannot propose new motions which are not listed in the original notice. Any alternation to the original motions should be publicly announced at least fifteen (15) days before the shareholders’ general meeting. Otherwise, the date of the meeting shall be extended accordingly to maintain the 15-day intervening period.

Article 33	When the Company convenes an annual general meeting, a shareholder singly or shareholders jointly holding 5% or more of the voting shares of the Company or the supervisory committee may propose new motions.

If the matters involved in the new motion are not set out in the notice of the meeting or are related to any of the items set out in Article 56 of these Rules, the proposing person shall submit the motion to the board of directors at least ten (10) days before the shareholders’ general meeting. After the examination of the board of directors, the motion shall be publicly announced.

When the controlling shareholder proposes a new motion for shares allotment, the motion shall be submitted to the board of directors at least ten (10) days before the annual general meeting and be publicly announced by the board of directors. If the annual general meeting is convened in less than ten (10) days, the controlling shareholder cannot submit new motion in this meeting.

For motions of other nature, the proposing person can submit their motions to the board of directors and the board of directors shall make public announcement. The proposing person can also submit their motions directly in the annual general meeting.

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

Article 34	In relation to the new motions that shareholders may propose in the annual general meeting, the board of directors shall examine them according to the following principles:

(1)	Relevance. The board of directors shall examine the new motion. If the matter involved in the shareholder’s motion has direct connections with the Company and does not exceed the scope of authority of shareholders’ general meetings stipulated in laws, regulations and the articles of association, it shall be submitted to the shareholders’ general meeting for consideration. Motions not satisfying the above requirements shall not be put forward to the general meeting. In the event that the board of directors decides not to submit the shareholder’s motion to the general meeting for voting, the board of directors should give an explanation at that general meeting.

(2)	Procedures. The board of directors may decide on the procedural aspects involved in a shareholder’s motion. If the voting of the motion has to be split or combined, the consent of the shareholder who proposed the motion must be obtained. If the shareholder does not agree to the change, the chairman of the general meeting may put the procedural matters to the general meeting for a decision. The chairman shall follow the procedures of shareholders’ general meetings when conducting discussion.

Article 35	When the Company convene a shareholder’s general meeting in which holders of domestic shares shall be provided with an internet platform to vote in accordance with Article 57 of these Rules, the board of directors shall make public announcement of the new motion submitted by the proposing person at least ten (10) days ahead the meeting. New motion that is proposed in the meeting or has not been publicly announced shall not be set out in the agenda of the shareholders’ general meeting for review.

Article 36	When the board of directors convene the extraordinary general meeting, apart from the motions set out in the notice of the meeting, no new motion shall be proposed at the meeting.”

“Article 38	The Company’s appointment of an accountancy firm shall be proposed by the board of directors and resolved by the shareholders in a general meeting. Prior notice shall be given to the accountancy firm if the Company decides to remove such accountancy firm or not to renew the appointment thereof. The Company shall explain the reasons thereof in the shareholders’ general meeting. Such accountancy firm shall be entitled to make representations at the shareholders’ general meeting.

During such time when there is no meeting, if the board of directors decides to remove the accountancy firm for reasonable grounds, the board of directors may appoint another accountancy firm provisionally, and such removal and appointment must be resolved in the next shareholder’s general meeting.

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

Where the accountancy firm resigns from its office, the board of directors shall explain the reasons to the shareholders in the next general meeting. The accountancy firm resigned is obliged to report to the shareholders whether there has been any impropriety on the part of the Company in writing or by attending the general meeting.

Article 39	Independent directors shall submit their annual reports in the annual general meeting, and shall report the performance of their duties to the shareholders present. Their reports thereof shall not be included as one of the motions that require the resolution of shareholders.

Article 40	The Company shall submit all materials of the shareholders’ general meeting to the Shanghai Stock Exchange by e-mail at least five (5) working days before the meeting and post such materials onto the website of the Shanghai Stock Exchange for reference by investors.”

22.	Article 42 of the Original Rules for General Meetings (Article 39 of the Amended Rules for General Meetings):

“Article 42	The board of directors and supervisory committee shall take necessary measures to ensure the shareholders’ general meeting is held in an orderly manner. Apart from the shareholders (or proxies), directors, supervisors, management staff, attesting solicitors, Company’s accountants and the persons invited by the board of directors, the Company is entitled to refuse other people to attend the meeting.”

be amended as Article 39 of the Amended Rules for General Meetings as follows:

“Article 39	The board of directors and other conveners shall take all the necessary measures to ensure that the shareholders’ general meeting is held in an orderly manner. Apart from the shareholders (or proxies), directors, supervisors, management staff, attesting solicitors, Company’s accountants and the persons invited by the board of directors, the Company is entitled to refuse attendance of other people.

Any behaviour interfering with the shareholders’ general meeting, causing disturbance or prejudicing the legitimate rights and interest of the shareholders shall be prohibited by taking necessary measures and reporting to the relevant departments for further handling.”

23.	Four new articles be inserted after the Article 42 of the Original Rules for General Meetings (Article 39 of the Amended Rules for General Meetings)

Article 40	A conference venue shall be set up for the shareholders’ general meeting and a live conference mode shall be adopted. The Company can use safe, economical and convenient information technology network or other means to facilitate participation by the shareholders in the meeting. The shareholders attending the meeting in such ways shall be deemed as being present at the meeting.

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

The shareholders can personally attend and vote at the shareholders’ general meeting, or authorise proxies to attend the meeting and vote within the scope of authority granted by the power of attorney.

Article 41	In cases where network or other means is to be adopted for the Company’s shareholders’ general meeting, the notice of shareholders’ general meeting shall state clearly the voting time and voting proceedings with such means.

The voting of a shareholders’ general meeting held through network or other means shall not commence before 3:00PM on the day before the day on which the on-site shareholders’ general meeting is convened, nor after 9:30AM on the day on which the on-site shareholders’ general meeting is convened, and shall not end before 3:00PM on the closing day of the on-site shareholders’ general meeting.

Article 42	The convener and the solicitors shall together verify the validity of the shareholders’ qualification in accordance with the shareholder register provided by the securities registrar and settlement institute, and register the names of the shareholders and their amount of voting shares held. And the meeting attendance registration shall end before the person presiding the meeting announcing the number of shareholders and proxies present and the total amount of voting shares held.

Article 43	All the directors, supervisors and secretaries of the board of directors are entitled to attend the shareholders’ general meeting convened by the Company, and the senior management is entitled to attend the meeting as non-voting delegates.

24.	Article 43 of the Original Rules for General Meetings (Article 44 of the Amended Rules for General Meetings):

“Article 43	The secretary of the board of directors shall be responsible for organizing shareholders’ general meetings and attending to relevant matters of the meetings.”

be amended as Article 44 of the Amended Rules for General Meetings as follows:

“Article 44	In pursuant to the arrangement by the board of directors, the working body of the board of directors shall be responsible for organizing shareholders’ general meetings.”

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

25.	Article 44 of the Original Rules for General Meetings (Article 45 of the Amended Rules for General Meetings):

“Article 44	The Company shall appoint a lawyer with securities practicing certificate to give professional advice on the following matters:

(1)	if the procedures of convening and holding the shareholders’ general meetings comply with the laws, regulations and the Company’s article and association;

(2)	to verify if the persons attend the general meeting are entitled to do so;

(3)	to verify if the shareholders who propose new motions in an annual general meeting are entitled to do so;

(4)	if the procedures of resolution are valid;

(5)	give opinions on other matters as required by the Company.”

be amended as Article 45 of the Amended Rules for General Meetings as follows:

“Article 45	When convening a shareholders’ general meeting, the Company shall appoint a lawyer to issue a legal opinion on the following matters and make announcements in relation thereto:

(1)	whether the procedures of convening and holding the shareholders’ general meetings comply with laws, administrative regulations, these Rules and the Company’s article and association;

(2)	whether the qualifications of the persons attending the general meeting and the convener are legally valid;

(3)	whether the procedures of resolution and the results of resolution are legally valid;

(4)	any other matters as required by the Company.”

26.	Article 45 of the Original Rules for General Meetings (Article 46 of the Amended Rules for General Meetings):

“Article 45	The Chairman of the board of directors shall convene and preside over every shareholders’ general meeting. If the chairman is unable to preside over the meeting for any reason, the vice-chairman of the board of directors shall convene and preside over the meeting. If both the chairman and vice-chairman of the board of directors are unable to attend the meeting, then the board of directors may designate a director to convene and preside over the meeting. If no chairman of the meeting has been so designated, the shareholders present shall choose one (1) person to act as the chairman of the meeting.”

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

be amended as Article 46 of the Amended Rules for General Meetings as follows:

“Article 46	The Chairman of the board of directors shall preside at the shareholders’ general meeting. If the Chairman is unable to preside at the meeting for any reason, the Chairman shall assign the vice-chairman of the board of directors to preside at the meeting. If the vice-chairman of the board of directors is unable to or does not perform his obligation, a director elected by more than half of the directors shall preside at the meeting. If no chairman of the meeting has been so designated, the shareholders present shall choose one (1) person to act as the chairman of the meeting. And if the shareholders fail to elect one person to preside at the meeting for any reason, then the shareholder (including proxies) holding the largest amount of voting share shall preside at the meeting.

The chairman of the supervisory committee shall act as the chairman of the shareholders’ general meeting convened by the supervisory committee itself. If the chairman of the supervisory committee is unable to or does not perform his obligation, then the vice-chairman shall preside at the meeting. If the vice-chairman is unable to or does not perform his obligation, then a supervisor elected by more than half of the supervisors shall preside at the meeting.

The convener shall nominate a representative to preside at the shareholders’ general meeting convened by the shareholders themselves.

At the shareholders’ general meeting, if the chairman of the meeting violates rules of procedure and impedes the meeting, upon a resolution passed by more than half of the shareholders with voting right present at the on-site general meeting, the general meeting can nominate one (1) person to preside at the meeting and such meeting shall continue.”

27.	Three new articles be inserted after the Article 46 of the Original Rules for the General Meetings (Article 47 of the Amended Rules for General Meetings) as follows:

“Article 48	The board of directors and the supervisory committee shall present their working reports of the preceding year at the shareholders’ annual general meeting. The independent directors shall present a collective annual report at the shareholders’ annual general meeting of the Company and explain the performance of their obligations.

Article 49	Before the voting, the person presiding at the meeting shall announce the number of shareholders and proxies attending the on-site meeting and the total amount of voting shares, which shall be subject to the figures registered at the meeting.

Article 50	The shareholder who has any associate relationship with the matters to be resolved at the shareholders’ general meeting shall abstain from voting and his number of voting shares shall not be counted towards the total number of the voting shares present at the general meeting.

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

The shares held by the Company itself do not have voting right, and such shares shall not be counted towards the total amount of voting shares present at the shareholders’ general meeting.”

28.	Three new articles be inserted after the Article 47 of the Original Rules for General Meetings (Article 51 of the Amended Rules for General Meetings) as follows:

Article 52	No amendment shall be made to the motion(s) when they are being examined and considered at the shareholders’ general meeting. Otherwise, any change to the motion shall be considered as a new motion and shall not be resolved at that current shareholders’ general meeting.

Article 53	One voting right can only be exercised by either on-site voting, network or other voting means. The first voting result shall prevail when there are repeated votings under the same voting right.

Article 54	The shareholders attending the shareholders’ general meeting shall vote “for”, “against” or “abstain” for every motion proposed for resolution.

Any vote which is incomplete, incorrectly completed, completed with illegible writing or not cast shall be deemed to be from a voter abstaining from voting. The voting result of such voting shares shall be counted as “abstaining”.

29.	The following Article 48 of the Original Rules for General Meetings be deleted:

“Article 48 Annual general meeting shall examine and approve different motions related to the same matter in the order when the motions are submitted.”

30.	Article 51 of the Original Rules for General Meetings (Article 57 of the Amended Rules for General Meetings):

“Article 51	The chairman of the meeting can refuse to respond to the inquiries of the shareholders in the following circumstances, but shall give explanation to the shareholders of his refusal:

.......”

be amended as Article 57 of the Amended Rules for General Meetings as follows:

“Article 57	The chairman of the meeting, the directors, the supervisors and the senior management can refuse to respond to the inquiries of the shareholders in any one of the following circumstances, but shall give explanation to the shareholders of his refusal:

......”

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

31.	The following Article 55 and Article 56 of the Original Rules General Meetings be deleted:

“Article 55	Polls of shareholders’ general meetings shall be taken by way of open ballet.

Article 56	No resolution by way of communication shall be taken in annual shareholders’ general meetings or shareholders’ general meetings which the shareholders or the supervisory committee propose to convene. When the following matters are examined at extraordinary general meetings, they shall not be resolved by way of communication.

(1)	the increase or reduction of the Company’s registered capital;

(2)	the issue of debentures of the Company;

(3)	the division, merger, dissolution and liquidation of the Company;

(4)	amendment of the Company’s articles of association;

(5)	the Company’s profit distribution plans and loss recovery plans;

(6)	appointment of directors or supervisors;

(7)	change of the uses of funds raised;

(8)	connected transactions subject to examination at shareholders’ general meeting;

(9)	purchasing or selling of assets subject to examination at shareholders general meeting;

(10)	replacement of accountancy firm;

(11)	any other matters which shall not be resolved by way of communication as stipulated under the Company’s articles of association.”

32.	Article 59 of the Original Rules for General Meetings (Article 63 of the Amended Rules for General Meetings):

“Article 59	The accumulative voting method shall be used in the election of directors (including independent directors) and supervisors (not being representatives of employees) at shareholders’ general meetings. Votes shall be taken for each candidate of directors and supervisors one by one.

......”

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

be amended as Article 63 of the Amended Rules for General Meetings as follows:

“Article 63	The accumulative voting method shall be used in both the election of directors (including independent directors but excluding directors as employees’ representatives) and the election of supervisors (not being employees’ representatives) at shareholders’ general meetings. Votes shall be taken for each candidate of directors and supervisors one by one.”

33.	A new article be inserted after Article 59 of the Original Rules for General Meetings (Article 63 of the Amended Rules for General Meetings) as follows:

“Article 64	Except in accumulative voting, the shareholders’ general meetings shall vote on all motions proposed one by one, and examine and approve different motions related to the same matter in the time sequence as submitted. Unless the shareholders’ general meeting is adjourned or rendered unable to make resolution by force majeure or other exceptional reasons, the general meeting shall not leave the motion(s) proposed unconsidered or fail to vote on it.”

34.	Article 64 of the Original Rules for General Meetings (Article 69 of the Amended Rules for General Meetings):

“Article 64	Votes of resolutions shall be counted at the shareholders’ general meeting by at least a shareholder representative or a supervisor, and shall be witnessed by the Company’ solicitor. The result of the count shall be announced at the meeting.”

be amended as Article 69 of the Amended Rules for General Meetings as follows:

“Article 69	Before voting on the motions proposed, the shareholders’ general meeting shall nominate two (2) representatives of shareholders to participate in counting the votes and scrutineering. If the shareholder has associate relationship with the matters to be examined and resolved, the relevant shareholders or proxies shall not participate in counting or scrutineering the voting of the resolution.

When the shareholders’ general meeting is voting on the motion(s) proposed, the lawyer(s), the representative(s) of shareholders and the representative(s) of supervisors shall be responsible for counting and scrutineering the votes of resolutions together.

The shareholder or his proxy voting through network or other means is entitled to verify their votes of resolution through the corresponding voting system.”

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

35.	Article 65 of the Original Rules for General Meetings (Article 70 of the Amended Rules for General Meetings):

“Article 65	If any shareholder (or proxy) attending the meeting has reasonable grounds to object to the result of a resolution which has been put to vote at a shareholders’ general meeting, he may demand to have the votes be counted again immediately after the announcement of the result. Votes shall be arranged to be counted immediately.”

be amended as Article 70 of the Amended Rules for General Meetings as follows:

“Article 70	The voting at the on-site shareholders’ general meeting shall not end earlier than the voting through network or other means. The person presiding at the meeting shall announce the voting situations and results for each resolution proposed, and whether the resolution has been passed by voting or not.”

“Before the formal public announcement of the voting results, the Company, the votes counting person, the scrutineer, the major shareholders, the network service party and any other relevant parties shall keep the voting results confidential.”

36.	Article 74 of the Original Rules for General Meetings (Article 79 of the Amended Rules for General Meetings):

“Article 74	The resolution of the general meeting passed by votes in a shareholder’s general meeting shall be signed by the directors attending the meeting and the secretary of the board of directors for confirmation.”

be amended as Article 79 of the Amended Rules for General Meetings as follows:

“Article 79	The resolution of the general meeting passed by votes in a shareholder’s general meeting shall be signed by the directors, the supervisors and the secretaries of the board of directors of the Company attending the meeting for confirmation.”

37.	Article 75 of the Original Rules for General Meetings (Article 80 of the Amended Rules for General Meetings):

“Article 75	Trading of the Company’s shares shall be suspended when a shareholder’s general meeting is in progress. The board of directors shall ensure that the shareholder’s general meeting will be held uninterruptedly within reasonable timeframe until final resolution is passed. If the shareholders’ general meeting cannot be held or no resolution is passed therein due to force majeure or any exceptional reasons, the board of directors shall make explanation to the stock exchange concerned and shall take necessary measures to convene the shareholders’ general meeting as soon as possible.”

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

be amended as Article 80 of the Amended Rules for the General Meetings as follows:

“Article 80	Trading of the Company’s shares shall be suspended when a shareholder’s general meeting is in progress. The board of directors and other convener(s) shall ensure that the shareholders’ general meeting will be held uninterruptedly within reasonable working hours until a final resolution is passed. If the shareholders’ general meeting cannot be held or no resolution is passed therein due to force majeure or any other exceptional reasons, the board of directors and other convener(s) shall make explanation to the Stock Exchange concerned and make a public announcement. The board of directors and other convener(s) shall take necessary measures to convene the shareholders’ general meeting as soon as possible.”

38.	Article 78 of the Original Rules for General Meetings (Article 83 of the Amended Rules for General Meetings):

“Article 78	The public announcement of resolution shall include the numbers of shareholders (and proxies) attending the meeting, the numbers of (proxy) shares held by them, their proportion to the total voting shares of the Company, the means of votes and the result of every motion. Resolution to shareholder’s motion shall set out the name or title of the shareholders, his shareholding and details of the motion.

The Company shall count the number of holders of domestic shares and of overseas-listed foreign shares attending the meeting and announce the statistics thereof.”

be amended as Article 83 of the Amended Rules for General Meetings as follows:

“Article 83	The resolution of a shareholders’ general meeting shall be publicly announced in time and the public announcement shall include the numbers of shareholders (and proxies) attending the meeting, the total numbers of voting shares held by them, their proportion to the total voting shares of the Company, the means of votes, the result of every motion and details of every resolution passed.

The Company shall take the statistics and announce the situation of the attendance and voting of holders of domestic shares and of foreign shares separately.”

39.	Article 80 of the Original Rules for General Meetings (Article 85 of the Amended Rules for General Meetings):

“Article 80	If the motion is not passed or resolution passed in previous meetings shall be amended in the forthcoming shareholder’s general meeting, the board of directors shall make relevant statement in the announcement of the shareholder’s general meeting.”

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

be amended as Article 85 of the Amended Rules for General Meetings as follows:

“Article 85	If the proposed resolution is not passed or resolution passed in previous meetings shall be amended in the forthcoming shareholder’s general meeting, relevant special statements shall be made in the announcement of the resolution of the shareholder’s general meeting.”

40.	A new article be inserted after Article 80 of the Original Rules for General Meetings (Article 85 of the Amended Rules for General Meetings) as follows:

“Article 86	If a proposed resolution concerning cash distribution, bonus issue, and capital reserve capitalisation has been passed at the shareholders’ general meeting, the Company shall implement a specific scheme within two (2) months after the closing date of the shareholders’ general meeting.”

41.	Article 82 of the Original Rules for General Meetings (Article 87 of the Amended Rules for General Meetings):

“Article 82	The minutes of the meeting shall have the following contents:

(1)	number of voting shares presents at the general meeting and their proportion to the Company’s shares;

(2)	date and venue of the meeting;

(3)	name of chairman and agenda of meeting;

(4)	main points made by the speakers on each matter examined;

(5)	voting result on each matter;

(6)	shareholders’ comments and suggestions as well as the replies and explanations from the board of directors or the supervisory committee;

(7)	other contents required to be included in the minutes in the opinion of the general meeting and the articles of association.”

be amended as Article 87 of the Amended Rules for General Meeting as follows:

“Article 87	The secretary of the board of directors shall be responsible for the minutes of the meeting, which shall include the following contents:

(1)	date, venue, agenda of the meeting and the name or title of the convener;

(2)	name of the person presiding at the meeting, the directors, the supervisors and the senior management attending the meeting as non-voting delegates or otherwise;

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

(3)	number of shareholders and proxies attending the meeting, the total number of voting shares held and the proportion of their total voting shares to the Company’s total shares;

(4)	proceedings, main points raised and voting result on every motion proposed to be examined;

(5)	shareholders’ comments and suggestions as well as the corresponding replies and explanations;

(6)	names of the solicitor, votes counting person, and scrutineer;

(7)	other contents required to be included in the minutes by the Company’s Articles of Association.”

The directors, supervisors, secretary to the board of directors, convener or his representative, and the person presiding at the meeting shall sign on the minutes, and ensure the truthfulness, accuracy and completeness of the contents of the minutes. The minutes shall be filed as records together with the signature book signed by shareholders attending the meeting, the proxies’ power of attorney, and other effective voting data by way of network or other means, and be kept for at least ten (10) years.

42.	The following Article 83 of the Original Rules for General Meetings be deleted:

“Article 83	The minutes, shareholders’ attendance lists and proxy forms shall be kept by the secretary of the board of directors as Company’s records.”

43.	Article 85 of the Original Rules for General Meetings (Article 89 of the Amended Rules for General Meetings):

“Article 85	These Rules will take effect on the date when they are passed by the 2004 Annual shareholders’ general meeting.”

be amended as Article 89 of the Amended Rules for General Meetings as follows:

“Article 89	These Rules will take effect on the date when they are passed by the shareholders’ general meeting of the Company.”

44.	A new article be inserted after Article 86 of the Original Rules for General Meetings (Article 90 of the Amended Rules for General Meetings) as follows:

“Article 91	The words herein of “more” and “within” include the figure itself; while the words of “exceeding” exclude the figure itself”

APPENDIX II	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SHAREHOLDERS’ MEETING
OF YANZHOU COAL MINING COMPANY LIMITED

2.	AMENDMENTS AND UNIFICATION OF DEFINITION AND TERMS

Amendments to and unification of some definitions and terms of the Original Rules for General Meeting are detailed as follows:

1.	“annual general meeting” is uniformly revised as “shareholders’ annual general meeting”;

2.	The general manager, vice general manager, chief financial officer, chief engineer, secretary of the board of directors of the Company are defined as “senior management”;

3.	Arabic numerals in the provisions herein are uniformly amended as numerals in Chinese characters;

4.	“This Company” is uniformly revised as “the Company”;

5.	“The secretariat to the board of directors” is uniformly revised as “working body of the board of directors”.

In cases where the amendments alter the numbering of the chapters or provisions of these Rules due to insertion or deletion of some provisions, the numbering of the chapters or provisions of these Rules after amendments shall be adjusted accordingly. In cases of cross-references, the numbering of the provisions referred to shall be adjusted accordingly.

Board of Directors
Yanzhou Coal Company Limited
21st April, 2006

APPENDIX III	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE BOARD OF DIRECTORS
OF YANZHOU COAL MINING COMPANY LIMITED

The amendments to the Rules of Procedures for the Board of Directors of Yanzhou Coal Mining Company Limited proposed by the Board are set out as follows:

To comply with the requirements of China Securities Regulatory Commission and the Shanghai Stock Exchange, the board of directors of Yanzhou Coal Mining Company Limited (the “Company”) proposes to amend several articles of Rules of Procedures for the Board of Directors (“Original Rules for the Board”). Proposed amendments are set out below (the amended Rules of Procedures for the Board of Directors is referred to as “Amended Rules for the Board”).

1.	Amendments to Articles

1)	The following in Article 1 of the Original Rules for the Board (Article 1 of the Amended Rules for the Board):

“Article 1	These rules of meetings are formulated in accordance with the “Company Law of the People’s Republic of China”, the “Governing Guideline of Listed Companies”, the “Rules Governing the Listing of Shares” of the Shanghai Stock Exchange, the “Rules Governing the Listing of Securities” of the Stock Exchange of Hong Kong and the governing laws and regulations of the place where the shares of Yanzhou Coal Mining Company Limited (the “Company”) are listed, together with the articles of association of the Company (the “Articles of Association”) and the established practice of the Company. The purposes of these rules are to ensure the efficient operation and scientific decision of the board of directors of the Company (the “Board”), to standardize the operational procedures of the Board and the internal organizations, and to bring in full play the pivotal function of the Board in making operational decision.”

Be amended as Article 1 of the Amended Rules for the Board:

“Article 1	These rules of meetings are formulated in accordance with the “Company Law of the People’s Republic of China”, the “Governing Guideline of Listed Companies” and the governing laws and regulations of the place where the shares of Yanzhou Coal Mining Company Limited (the “Company”) are listed, together with the Articles of Association and the established practice of the Company. The purposes of these rules are to ensure the efficient operation and scientific decision of the Board, to standardize the operational procedures of the Board and internal organizations, and to bring in full play the pivotal function of the Board in making operational decision.”

APPENDIX III	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE BOARD OF DIRECTORS
OF YANZHOU COAL MINING COMPANY LIMITED

2)	The following in Article 4 of the Original Rules for the Board (Article 4 of the Amended Rules for the Board):

“Article 4:	The Board exercises the following duties and powers according to laws:

.......

(6)	To formulate proposals for the increase or reduction of the Company’s registered capital and for the issuance of the Company’s debentures;

(7)	To draw up plans for the substantial acquisition, repurchasing of shares, merger, division or dissolution of the Company;

.......

(9)	To appoint or remove the Company’s general manager and secretary of the Board and to appoint or remove the deputy general manager(s) and other senior officers (including the financial controller(s) of the Company) based on the recommendations of the general manager, to determine their remuneration and matters relating to awards and penalty;

.......

(12)	To decide on the Company’s business involving risk investments, mortgages of assets and other guarantees within the authority conferred by the shareholders’ meetings.

.......

(16)	To approve an aggregate amount of provision for impairment of assets not more than 3% of the latest audited consolidated net asset value of the Company, to clear an amount of provision for impairment of assets not more than 1% of the latest audited consolidated net asset value of the Company, and to comply with the relevant regulations on connected transaction if any provision and clearance of impairment of assets involves any connected transactions;

(17)	To decide on the appointment of independent professional consultant for the provision of professional advice to directors in performing their duties, the relevant costs of which shall be undertaken by the Company;

(18)	To exercise any other powers and duties conferred by the shareholders in a general meeting.

APPENDIX III	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE BOARD OF DIRECTORS
OF YANZHOU COAL MINING COMPANY LIMITED

Other than the resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (11) of this Article which shall be passed by more than two-thirds of all directors, the resolutions in respect of all other matters may be passed by a simple majority of the directors.

Be amended as Article 4 of the Amended Rules for the Board:

“Article 4:	The Board takes responsibilities for the shareholders in a general meeting and exercises the following powers and duties:

.......

(6)	To formulate proposals for the increase or reduction of the Company’s registered capital, for the issuance of the Company’s debentures or other securities and the listing of the Company;

(7)	To draw up plans for the substantial acquisition, repurchasing of shares, merger, division or dissolution of the Company and alternation of forms of the Company;

.......

(9)	To appoint or remove the Company’s general manager and secretary of the Board and to appoint or remove the deputy general manager(s) and other senior officers based on the recommendations of the general manager, to determine their remuneration and matters relating to awards and penalty;

........

(12)	To decide on the Company’s business involving external investments, purchase and sale of assets, mortgages of assets and external guarantees, entrusting financing and connected transactions within the authority conferred by the shareholders’ general meeting.

........

(16)	To approve an aggregate amount of provision for impairment of assets not more than 10% of the latest audited consolidated net asset value of the Company, to clear an amount of provision for impairment of assets not more than 5% of the latest audited consolidated net asset value of the Company, and to comply with the relevant regulations on connected transaction if any provision and clearance of impairment of assets involves any connected transactions;

APPENDIX III	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE BOARD OF DIRECTORS
OF YANZHOU COAL MINING COMPANY LIMITED

(17)	To exercise any other powers and duties conferred by law, executive rules, department regulations, Articles of Association of the Company and the shareholders in general meeting.

Unless otherwise stipulated in the Articles of Associations, and except for the resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (11) of this Article which shall be passed by more than two-thirds of all directors, resolutions in respect of all other matters may be passed by a simple majority of the directors.”

3)	A new Article 5 be inserted after Article 4 of the Original Rules for the Board (Article 4 of the Amended Rules for the Board):

“Article 5	The Board shall decide the limit on external investment, mortgages of assets and external guarantees, entrusting financing and connected transactions of the Company and shall establish strict examination and decision making procedures. Material investment projects shall be assessed by the relevant experts and professional advisers and shall be approved in a shareholders’ general meeting.”

4)	The following in Article 6 of the Original Rules for the Board (Article 7 of the Amended Rules for the Board):

“Article 6	With the approval over two-thirds of all directors, the Board may decide on the following matters:

(1)	A single investment below 10% of the Company’s most recently audited net asset value, including share investment and investment in production; however, any items requiring the approval of the China Securities Regulatory Commission, such as public offer of securities, shall be subject to approval of the shareholders’ general meeting;

(2)	........

(5)	Matters involving asset disposition (including acquisition, sale and replacement) or connected transactions, which have to be conducted in accordance with the relevant regulations of China Securities Regulatory Commission and the listing rules of the Stock Exchange on which the shares are listed.

Be amended to Article 7 of the Amended Rules for the Board:

“Article 7	With the approval over two-thirds of all directors, the Board may decide on the following matters:

(1)	the sale or purchase of assets, external investment (including entrusting financing, entrusting loan, etc.), provision of financial support,

APPENDIX III	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE BOARD OF DIRECTORS
OF YANZHOU COAL MINING COMPANY LIMITED

entrusting or entrusted management of assets or business, signing approval of bestow agreement, transferring or assigning research and development projects which meet the following requirements:

1)	a single transaction in which the total asset amount involved accounts for more than 5% and less than 25% of the latest audited consolidated total asset value of the Company.

2)	a single transaction of which the completion price accounts for more than 5% and less than 25% of the latest audited consolidated net asset value of the Company.

3)	a single transaction of which the main business revenue in the latest accounting year accounts for more than 5% and less than 25% of the audited main business revenue of the latest accounting year.

4)	a single transaction of which the net profit in the latest accounting year accounts for more than 5% and less than 25% of the audited net profit of the accounting year.

The above transactions involving public offer of securities which is required to be submitted to State Council’s Securities Authorities for approval and should be approved in a shareholders general meeting.

(2)	........

(5)	Connected transactions should be executed in accordance with regulations of State Council’s Securities Authorities and rules of shares listing of Stock Exchange on which the shares are listed.

In the above-mentioned first item of the first article, transactions involving provision of financial support and entrusting financing should be accumulatively calculated within the consecutive 12 months according to transaction category and in compliance with relevant examining and approval limitations of the Board. In case the Company carries out other transactions besides the provision of financial support and entrusting financing, transactions should be assorted according to the transaction category and cumulatively calculated within 12 months and in compliance with relevant examining and approval limitations of the Board. Those transactions that have been approved according to cumulative calculation principle are not included in the cumulative calculation.

Where the governing laws and regulations of the place where the shares of the Company are listed are stricter than this Article, those laws and regulations shall apply.”

APPENDIX III	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE BOARD OF DIRECTORS
OF YANZHOU COAL MINING COMPANY LIMITED

5)	The following in Article 9 of the Original Rules for the Board (Article 10 of the Amended Rules for the Board):

“Article 9	When the chairman of the Board is unable to exercise his powers due to special reasons, such powers shall be exercised by the vice-chairman designated by the chairman to exercise such powers on his behalf.

be amended as Article 10 of the Amended Rules for the Board:

“Article 10	The vice-chairman of the Board shall assist the chairman in the performance of duties. Where the chairman of the Board is unable to or fails to exercise his powers, such powers shall be exercised by the vice-chairman appointed by the chairman. Where the vice-chairman is unable to or fails to exercise his powers, such powers shall be exercised by a director chosen by a simple of majority of the directors of the Board.”

6)	The following in Article 12 of the Original Rules for the Board (Article 13 of the Amended Rules for the Board):

“Article 12	Directors must observe fiduciary duties. The directors shall observe and procure the Company to observe the laws, regulations, statutes, regulatory provisions of the place where the shares are listed and the Articles of Association; shall perform duties in the best interests of the Company and the shareholders and shall not allow personal interests to conflict with the interests of the Company”

be amended to Article 13 of the Amended Rules for the Board:

“Article 13	Directors must observe laws, regulations and the Articles of Association and shall owe the following fiduciary duties to the Company:

1.	Directors shall not receive bribes or other unlawful income nor appropriate property of the Company;

2.	Directors shall not embezzle capital of the Company;

3.	Directors shall not open savings account in their personal or other individuals’ interests by using property or capital of the Company;

4.	Directors shall not provide loans to others using capital of the Company or provide guarantee by using assets of the Company in breach of Articles of Associations prior to the approval of shareholders’ meeting or board meeting.

5.	Directors shall not enter into contracts or transactions with the Company without the prior approval of the shareholders in a general meeting in breach of the Articles of Association of the Company.

APPENDIX III	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE BOARD OF DIRECTORS
OF YANZHOU COAL MINING COMPANY LIMITED

6.	Without the approval of shareholders’ meeting, directors shall not take business opportunities belonging to the Company which the director obtains through his position, whether for himself or others, nor shall he engage in the same business as the Company.

7.	Directors shall not accept the commissions arising from transactions with the Company.

8.	Directors shall not disclose the Company’s confidential information without the Company’s approval.

9.	Directors are not allowed to infringe Company’s interests by relationship with the Company.

10.	Directors must observe other fiduciary duties stipulated by laws, executive regulations, department rules and the Articles of Associations.

Directors shall account to the Company for any profits obtained by virtue of any breach of this Article and shall compensate the Company for any loss caused by such breach.”

7)	The following in Article 13 of the Original Rules for the Board (Article 14 of the Amended Rules for the Board):

“Article 13	Directors shall be diligent and responsible. The directors shall perform their duties in accordance with the laws, regulations and relevant requirements of these rules of meetings with reasonable prudence and diligence; shall be responsible to peruse each of the commercial and financial reports as well as material reports concerning the Company published by public relations firm and the media, so as to understand the operation and management of the Company’s business, important events which have happened or may happen and their impacts; and shall make or take prudent and reasonable decision, judgment and action that a reasonable person would make or take in similar circumstances.”

Be amended to Article 14 of the Amended Rules for the Board:

“Article 14	Directors shall observe laws, executive regulations and Articles of Association and owe the following duties of care to the Company:

1.	The directors should exercise their powers in a cautious and diligent manner so that the business activities of the Company comply with the national laws, executive regulations and various economic policies and do not exceed the business areas allowed in the operation license.

2.	Directors should treat all the shareholders equally;

APPENDIX III	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE BOARD OF DIRECTORS
OF YANZHOU COAL MINING COMPANY LIMITED

3.	Directors should have an updated knowledge of the operation and management of the Company’s business.

4.	Directors should sign written confirmation on Company’s periodic report and ensure that the information contained therein is true, accurate and complete.

5.	Directors should provide information to the supervisory committee of the Company and shall not in any way impede the supervisory committee of the Company or supervisors in their performance of their duties.

6.	Directors should perform other duties stipulated by laws, administrative regulations, department rules and Articles of Associations of the Company.”

8)	Deleting Article 15 of the Original Rules for the Board, the deleted words are:

“Article 15	All members of the Board shall ensure the truthfulness, accuracy and completeness of the contents of the Company’s announcements, and shall be liable for any false record, misleading statement and material omission.”

9)	Deleting Article 25 of the Original Rules for the Board, the deleted words are:

“Article 25	The business affairs department of the Board shall print and distribute documents of the Board after they have been signed by the chairman of the Board or the vice-chairman of the Board.

10)	The following first sentence in Article 26 of the Original Rules for the Board (Article 25 of the Amended Rules for the Board):

“The Board shall convene four regular meetings each year”

be amended as follows:

“The Board shall convene at least three regular meetings each year”

11)	A new sub-clause 2 be added after sub-clause 1 of clause 1 of Article 27 of the Original Rules for the Board (Article 26 of the Amended Rules for the Board):

“(2) when shareholders which represent over one-tenth of the shareholders interests having voting rights so request;”

APPENDIX III	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE BOARD OF DIRECTORS
OF YANZHOU COAL MINING COMPANY LIMITED

12)	A new Article 27 be inserted after Article 27 of the Original Rules for the Board (Article 26 of the Amended Rules for the Board):

“Article 27	In accordance with the previous article, when provisional meeting of the Board is proposed, the secretariat of the Board or the proposer shall directly submit written proposal signed by proposer to the chairman of the Board. The written proposal shall include the following:

(1)	Name of the proposer;

(2)	Reason or basis of the proposal;

(3)	Time or duration, place and mode of the proposed meeting;

(4)	Clear and detailed proposal;

(5)	Contact information of the proposer and date of the proposal, etc.

The proposal should be within the powers of the Board as stipulated in the Articles of Association, and should be submitted to the chairman of the Board together with related materials concerning the proposal.

Once the secretariat receives the above written proposal and the related materials, the secretariat must hand it over to the chairman of the Board on the same day. If the chairman is of the view that the contents of the proposal are not clear or detailed enough or the related materials provided are inadequate, the chairman may request the proposer to provide amendments or supplement.

The chairman of the Board shall convene and preside over the meeting within 10 days of the receipt of the proposal or the request from the relevant securities governing authorities.”

13)	The following in Article 33 of the Original Rules for the Board (Article 33 of the Amended Rules for the Board):

“Article 33	Supervisors and members of the leadership of the Company shall attend the board meeting.”

Be amended to Article 33 of the Amended Rules for the Board:

“Article 33	Supervisors and senior management personnel of the Company shall attend the board meeting.”

14)	A new clause 6 be inserted after Article 35 of the Original Rules for the Board (Article 35 of the Amended Rules for the Board):

(6)	“matters proposed by shareholders holding over one-tenth of the shares of the Company”

APPENDIX III	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE BOARD OF DIRECTORS
OF YANZHOU COAL MINING COMPANY LIMITED

15)	The following in Article 38 of the Original Rules for the Board (Article 38 of the Amended Rules for the Board):

“Article 38	Notice of the Meeting

.......

A notice of meeting shall contain the following information:

(1)	Date and place of the meeting;

(2)	Duration of the meeting;

(3)	Agenda of the meeting;

(4)	Date of the notice.

..........

Notice of board meetings shall be delivered in person, by facsimile, by express delivery service, by e-mail or by registered mail.

be amended to Article 38 of the Amended Rules for the Board:

“Article 38	Notice of the Meeting

............

A notice of meeting shall contain the following information:

(1)	Date and place of the meeting;

(2)	Duration of the meeting;

(3)	Main content and subject of the meeting;

(4)	Date of the notice.

..........

Notice of board meetings shall be delivered in person, by facsimile, by express delivery service, by e-mail or by registered mail.

If a director is present at the meeting and has stated, before attending the meeting or before the beginning of the meeting, that he has not received the notice of meeting, it shall be regarded that the notice of meeting has been sent to him.”

APPENDIX III	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE BOARD OF DIRECTORS
OF YANZHOU COAL MINING COMPANY LIMITED

16)	A new Article 39 be inserted after the Article 38 of the Original Rules for the Board (Article 38 of the Amended Rules for the Board):

“Article 39	Alteration to the notice of the meeting

Once the written notice of periodic meeting of the Board is sent, in case there are alterations to the time and place of the meeting, or any addition, alteration or cancellation of the proposal, the alteration notice should be sent three days before the original scheduled date of the meeting, stating the altered particulars and the contents of the new proposal and related materials. If the alteration notice is sent less than three days before the original date of meeting, the meeting should be postponed accordingly unless the written approval from all the directors is obtained, in which case the meeting may be held at the original time.

Once the notice of the provisional meeting of the Board is sent, in case there are alterations to the time and place of the meeting, or any addition, alteration or cancellation of the proposal, the approval from all the directors present must be obtained and duly recorded.

17)	The following in Article 40 of the Original Rules for the Board (Article 41 of the Amended Rules for the Board):

“Article 40	Convening the meeting

Meetings of the Board shall be held only if more than half of the directors (including any alternate director appointed to attend the meeting pursuant to the provisions of the Articles of Association of the Company) are present.

The chairman of the Board shall preside over the board meeting. When the chairman is unable to preside over the meeting due to special reasons, he may designate one vice-chairman or one director to act on his behalf. If the chairman fails to preside over the meeting without reason, nor does he designate specific person to act on his behalf, the meeting may be presided by the vice-chairman or by a director elected by more than one-half of all the directors.”

APPENDIX III	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE BOARD OF DIRECTORS
OF YANZHOU COAL MINING COMPANY LIMITED

Be amended to Article 41 of the Amended Rules for the Board:

“Article 41	Convening the Meeting

........

Meetings of the Board shall be held only if more than half of the directors (including any alternate director appointed to attend the meeting pursuant to the provisions of the Articles of Association of the Company) are present.

The chairman of the Board shall preside over the board meeting. When the chairman is unable to preside over the meeting due to special reasons, he may appoint one vice-chairman to preside over the meeting. When the vice-chairman is unable to preside over the meeting due to special reasons, the meeting may be presided over by a director elected by more than one-half of all the directors.”

18)	A new Article 42 be inserted after Article 40 of the Original Rules for the Board (Article 41 of the Amended Rules for the Board):

“Article 42	Meetings of the Board should be held with the directors present in person. If necessary, and conditional upon safeguarding the full expression of opinion by the Directors, and upon the approval of the convener and the proposer, the meeting can be held by video conference, telephone, facsimile or email. The meeting of the Board can also be held with the directors present in person as well as other ways.

In case the directors are not present in person, the number of the directors present at the meeting can be calculated according to the number of directors present as shown in the video conference, the number of directors who put forward their opinions in the telephone meeting, the votes received by fax and emails within a specified time, or the number of directors who submit the written confirmation letter after the meeting.”

19)	The following in the original Article 41 of the Original Rules for the Board (Article 43 of the Amended Rules for the Board):

“Article 41	Considering Proposals

The meeting of the Board shall consider each proposal one by one.

Directors may request the proposer, person in-charge of the relevant department or other relevant professionals to attend the meeting and produce reply, explanation and further relevant information in response to the inquiries raised by the directors.

APPENDIX III	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE BOARD OF DIRECTORS
OF YANZHOU COAL MINING COMPANY LIMITED

Independent directors shall express their independent opinions to the Board in respect of the following matters:

(1)	Nomination, appointment and dismissal of directors;

(2)	Appointment or dismissal of senior management personnel;

(3)	Remuneration of the Company’s directors and senior management personnel;

(4)	Existing or new loans or other transactions involving funds which are substantial (determined in accordance with the standard promulgated from time to time by the regulatory organizations of the place where the Company’s shares are listed) between the Company and the Company’s shareholders, persons in actual control of the Company and their affiliates, and whether the Company has taken effective measures to recover the moneys owed to it;

(5)	Plan for profit distribution in cash that has not yet been formulated by the Board;

(6)	Actions that, in the opinion of the independent directors, may prejudice the interests of minority shareholders;

(7)	Other matters specified by the Articles of Association.

The independent directors should express one of the following views on the aforesaid matters:

(1)	Consent;

(2)	Reservation with the reasons thereof;

(3)	Objection with the reasons thereof;

(4)	Inability to express their opinions and the impediments thereto.

Be amended to, respectively, Articles 43 and 44 of the Amended Rules for the Board:

“Article 43	Considering Proposals

The meeting of the Board shall consider each proposal one by one.

Directors may request the proposer, the person in-charge of the relevant department or other relevant professional to attend the meeting and reply, explain and provide further relevant information in response to the inquiries raised by the directors.

APPENDIX III	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE BOARD OF DIRECTORS
OF YANZHOU COAL MINING COMPANY LIMITED

For the proposals that require prior approval of the independent directors, the chairman of the meeting should explain to the directors present or designate an independent director to read the written approval of the independent directors before discussing the proposal.

Unless the consent from all the directors present at the meeting is obtained, the meeting of Board shall not vote on proposals which are not included in the notice of meeting.

Article 44	Independent directors shall express their independent opinions to the Board in respect of the following matters:

(1)	Nomination, appointment and dismissal of directors;

(2)	Appointment or dismissal of senior management personnel;

(3)	Remuneration of the Company’s directors and senior management personnel;

(4)	Existing or new loans or other transactions involving funds which are substantial (determined in accordance with the standards set by the regulatory authorities of the place where the Company’s shares are listed from time to time) between the Company and the Company’s shareholders, persons in actual control of the Company and their affiliates, and whether the Company has taken effective measures to recover the moneys owed to it;

(5)	Plan for profit distribution in cash that has not yet been formulated by the Board;

(6)	Actions that, in the opinion of the independent directors, may prejudice the interests of minority shareholders;

(7)	Other matters specified by the Articles of Association.

The independent directors should express one of the following views on the aforesaid matters:

(1)	Consent;

(2)	Reservation with the reasons thereof;

(3)	Objection with the reasons thereof;

(4)	Inability to express their opinions and the impediments thereto.

APPENDIX III	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE BOARD OF DIRECTORS
OF YANZHOU COAL MINING COMPANY LIMITED

20)	A new Article 45 be inserted after Article 41 of the Original Rules for the Board (Article 43 of the Amended Rules for the Board):

“Article 45	Expressing Opinions

The directors should independently and prudently express their opinions after carefully reading the materials of the meeting and having a full understanding of the situation.

The directors can obtain relevant information from the secretariat of the Board, convener of the meeting, managers and other senior management personnel, any special committee, accounting or legal advisors before the meeting of Board. The directors can recommend to the chairman of the meeting to invite the above personnel and agents representatives explain some information concerning the meeting.

21)	Articles 47, 48 and 49 be inserted after Article 42 of the Original Rules for the Board (Article 46 of the Amended Rules for the Board):

“Article	47 Format of the Resolution

Except as stipulated in Article 50, a proposal can be approved and a resolution can be passed in a meeting of the Board by more than half or two-thirds of all the directors of the Company. In case where a higher majority is required by the laws, administrative regulations and the Articles of Association, such laws, administrative regulations and provisions of the Articles of Association shall apply.

Where there are discrepancies between resolutions, the latter in time prevails.

Article 48	Abstaining from Voting

In the following conditions, the directors should abstain from voting:

1.	The regulations in the place where the Company is listed require that the directors should abstain from voting in the board meeting;

2.	The director is of the view that he should abstain from voting;

3.	The director is connected to the a party to the transaction in question and is required by the Articles of Association to abstain from voting.

APPENDIX III	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE BOARD OF DIRECTORS
OF YANZHOU COAL MINING COMPANY LIMITED

In case a director abstains from voting, the meeting of Board can still be held if one-half of the directors who are not connected to the other party of the transaction in question attend the meeting. The resolution can be approved by one-half of the directors who are not connected to the other party of the transaction. When the present non-connected directors is less than three, the Board is not allowed to vote on that item, and this item should be submitted to shareholders’ meeting for consideration and approval.

Article 49	Not Exceeding Authority

The Board shall perform its duties according to the shareholders’ meeting and Articles of Association and is not allowed to act beyond its authority.”

22)	Deleting clause 2 of Article 43 of the Original Rules for the Board (Article 50 of the Amended Rules for the Board), the deleted words are:

“If a quorum is not formed at the board meeting as a result of the absence of a connected director, all directors (including the connected director) shall pass a resolution in relation to the procedural issues on submitting such transaction for consideration at a shareholders’ meeting of the Company, so that the relevant resolutions in respect of such transaction can be passed at the shareholders’ meeting.”

23)	A new Article 51 be inserted after Article 43 of the Original Rules for the Board (Article 50 of the Amended Rules for the Board):

“Article 51	Execution of the Resolution

The chairman shall supervise the relevant personnel to put the resolution of the meeting of Board into effect, examine the execution of the resolution and announce the progress of such execution in the meeting of Board.”

24)	A new clause 2 be inserted after clause 1 of Article 45 of the Original Rules for the Board (Article 53 of the Amended Rules for the Board):

“Prior to the announcement of the resolution, the directors and other personnel present at the meeting, recorders and service personnel shall not disclose the content of the resolution.”

25)	Article 51 of the Original Rules for the Board (Article 59 of the Amended Rules for the Board):

“Article 51	The minutes of the board meeting shall include the following:

(1)	Date and place of the meeting and names of the convener, chairperson and secretary of the meeting;

(2)	Names of participating directors and proxies;

(3)	Agenda;

APPENDIX III	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE BOARD OF DIRECTORS
OF YANZHOU COAL MINING COMPANY LIMITED

(4)	Main points of directors’ speeches;

(5)	Voting method for each matter and result (the voting result should specify the number of votes for and against and abstentions).”

be amended to Article 59 of the Amended Rules for the Board:

“Article 59	Minutes of the meeting shall include the following:

(1)	Date, time, place and form of this meeting

(2)	Dispatch of the notice of meeting

(3)	Convener and chairperson of the meeting

(4)	The participating directors and proxies

(5)	Details of the procedures of the meeting

(6)	The proposals considered at the meeting and main points of any directors’ speech and voting tendency

(7)	Voting method for each matter and result (specifying the number of votes for and against and abstentions).

(8)	Other items that the directors consider should be recorded.”

26)	A new Article 60 be inserted after Article 51 of the Original Rules for the Board (Article 59 of the Amended Rules for the Board):

“Article 60	Signature of Directors

The directors present at the meeting shall confirm and procure their proxies to confirm by signing on the minutes and records of the meeting of the Board. Where the directors have different opinions on the minutes and records of the meeting, they can make a written note when signing. If necessary, the directors should report to the supervisory department promptly and make a public announcement. Unless they do so, the directors are regarded to have fully approved the minutes and records of the meeting.”

APPENDIX III	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE BOARD OF DIRECTORS
OF YANZHOU COAL MINING COMPANY LIMITED

27)	Article 53 of the Original Rules for the Board (Article 62 of the Amended Rules for the Board):

“Article 53	Minutes, resolutions, relevant documents and information of the board meeting are important records of the Company. They should be kept by the secretary of the Board in the office of the Company.

Directors of the Company have the right to inspect the aforesaid information of the board meeting.”

be amended to article 62 as follows:

“Article 62	The files of meetings of the Board, including notice and materials of the meeting, attendance register, instruments appointing the proxy, record material, votes, and the minutes, resolutions and announcements that have been signed by directors present should be kept by the secretariat of the Board.

The files of the meetings of the Board shall be kept for at least 10 years.

Directors of the Company have the right to inspect the aforesaid information of the board meeting.”

28)	A new Article 65 be inserted after Article 55 of the Original Rules for the Board (Article 64 of the Amended Rules for the Board):

“Article 65	In these rules of procedures, reference to “above”, “in”, “below” a number includes that number, and reference to “exceed” a certain number does not include that number.

2.	AMENDMENTS TO DEFINITIONS AND TERMS

    Part of the definitions and terms of the Rules of Procedures for the Board of Directors have been amended and unified. The following are the details:

6.	Managing director, deputy managing director, chief financial officer, chief engineer, secretariat of the Board are defined as “senior management personnel”.

7.	Part of the Arabic numbers in the clauses is amended to Chinese characters.

8.	“The Company” is amended to “Company”.

9.	“Secretariat of the Board” is amended to “business affairs department of the Board”

APPENDIX III	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE BOARD OF DIRECTORS
OF YANZHOU COAL MINING COMPANY LIMITED

In the process of amending the Rules of Procedures for the Board of Directors, in case there are changes to the chapter, article or rule numbers as a result of adding or deleting some articles, the amended chapter, article or rule number shall be adjusted accordingly. Where there are cross-references to other articles in the Rules of Procedures for the Board of Directors, the article number shall be adjusted accordingly.

Board of Directors of Yanzhou Coal Mining Company Limited 21st April, 2006

APPENDIX IV	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SUPERVISORY COMMITTEE
OF YANZHOU COAL MINING COMPANY LIMITED

The amendments to the Rules of Procedures for the Supervisory Committee of Yanzhou Coal Mining Company Limited proposed by the Board are set out as follows:

To comply with the requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange, the Supervisory Committee of Yanzhou Coal Mining Company Limited (“the Company”) proposes to amend several articles of the Rules of Procedures for the Supervisory Committee of the Company (the “Original Rules for Supervisory Committee”). Amendments to the articles are set out below (the amended rules of procedures for the supervisory committee shall be referred to as the “Amended Rules for Supervisory Committee” hereinafter).

1.	AMENDMENTS TO THE ARTICLES

1)	The following in the original Clause 1 of Article 1 of the Original Rules for Supervisory Committee (Article 1 of the Amended Rules for Supervisory Committee):

“These rules of procedure (hereinafter “these Rules”) are formulated in accordance with the Company Law of the People’s Republic of China (hereinafter “the Company Law”), the Compulsory Provisions for the Articles of Association of the Companies to be Listed Abroad, the Governing Guideline of Listed Companies, the articles of association (the “Articles of Association”) of Yanzhou Coal Mining Company Limited (the “Company”) and other related laws and regulations for the purpose of regulating the operation of the Company, improving supervisory mechanism, protecting the legal rights and interests of the Company and shareholders as well as enhancing the efficiency of the supervisory committee of the Company (the “Supervisory Committee”)”.

be amended as Clause 1 of Article 1 of the Amended Rules for Supervisory Committee:

“These rules of procedure (hereinafter “these Rules”) are formulated in accordance with the Company Law of the People’s Republic of China (hereinafter “the Company Law”), the Governing Guideline of Listed Companies and other related laws and regulations of the place where the shares of the Company are listed, together with the articles of association (the “Articles of Association”) of Yanzhou Coal Mining Company Limited (the “Company”) and the established rules of the Company for the purposes of regulating the operation of the Company, improving supervisory mechanism, protecting the legal rights and interests of the Company and shareholders as well as enhancing the efficiency of the supervisory committee of the Company (the “Supervisory Committee”)”.

APPENDIX IV	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SUPERVISORY COMMITTEE
OF YANZHOU COAL MINING COMPANY LIMITED

2)	The following in Article 7 of the Original Rules for Supervisory Committee (Article 7 of the Amended Rules for Supervisory Committee):

“Article 7	A person who is disqualified under Article 57 and Article 58 of the Company Law as a supervisor or is prohibited by the China Securities Regulatory Commission from entering the market (and such prohibition is still in force) shall not act as supervisor of the Company.”

be amended as Article 7 of the Amended Rules for Supervisory Committee:

“Article 7	A person who is disqualified under Article 210 of the Articles of Association as a supervisor shall not act as supervisor of the Company.”

3)	The following in Article 9 of the Original Rules for Supervisory Committee (Article 9 of the Amended Rules for Supervisory Committee):

“Article 9	The Supervisory Committee shall exercise the following powers and duties according to law:

(1)	To examine the financial position of the Company;

(2)	To supervise directors, general managers and other senior management personnel of the Company to ensure that they do not breach any laws, regulations or the Articles of Association in performing their duties;

(3)	To require directors, general managers and other senior management personnel to rectify acts which adversely affect the interests of the Company and, when necessary, report such matters to the shareholders’ meeting or relevant regulatory authorities of the State;

(4)	To propose the convention of provisional shareholders’ meetings;

(5)	To propose the convention of provisional board of directors’ meetings;

(6)	To nominate candidates for independent directors to the shareholders’ meeting;

(7)	To perform other powers and duties as stipulated in the Articles of Association or the shareholders’ meetings.”

APPENDIX IV	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SUPERVISORY COMMITTEE
OF YANZHOU COAL MINING COMPANY LIMITED

be amended as Article 9 of the Amended Rules for Supervisory Committee:

“Article 9	The Supervisory Committee shall be responsible to the shareholders and exercise the following powers and duties according to law:

(1)	To audit and provide written audit opinion on the periodic report of the Company compiled by the board of directors;

(2)	To examine the financial position of the Company;

(3)	To supervise directors and senior management personnel of the Company in the performance of their duties and to propose the dismissal of directors and senior management personnel who are in breach of any laws, regulations, the Articles of Association or shareholders’ resolutions;

(4)	To require directors, general managers and other senior management personnel to rectify acts which adversely affect the interests of the Company.

(5)	To verify the financial information contained in the financial report, operation report and profit distribution proposal that the board of directors shall submit to the shareholders meeting. In case of doubt, the registered accountant and qualified auditors shall be consulted on behalf of the Company to verify the information;

(6)	To convene provisional shareholders’ meetings and provisional board meetings and to convene and preside over shareholders’ meeting in case the board of directors does not comply with the Company Law in convening and presiding over the shareholders’ meeting.

(7)	To put forward proposals to the shareholders meeting;

(8)	To bring legal proceedings against directors and senior management personnel in accordance with Article 152 of the Company Law;

(9)	To investigate the abnormal operation activities of the Company; and

(10)	To perform other powers and duties as stipulated in the Articles of Association.

The Supervisory Committee has the right to be present at the meeting of board of directors and can put forward inquiry or suggestions on any business of board of directors.”

APPENDIX IV	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SUPERVISORY COMMITTEE
OF YANZHOU COAL MINING COMPANY LIMITED

4)	The following in Article 11 of the Original Rules for Supervisory Committee (Article 11 of the Amended Rules for Supervisory Committee):

“Article 11	The chairman of the Supervisory Committee shall have the following powers and duties:

(1)	To convene and preside as chairman at each meeting of the Supervisory Committee, to monitor execution of resolutions of the Supervisory Committee;

(2)	To report to the shareholders’ meeting on behalf of the Supervisory Committee;

(3)	To attend or entrust to another supervisor to attend the meetings of the board of directors with no voting right;

(4)	To represent the Company where there are legal proceedings between the directors or general managers and the Company;

(5)	To perform other duties as stipulated by laws or the Articles.

If for any reason the chairman of the Supervisory Committee is unable to exercise his powers and duties, a supervisor selected by him or elected by other supervisors shall exercise such powers and duties.

be amended as Article 11 of the Amended Rules for Supervisory Committee:

“Article 11	The chairman of the Supervisory Committee shall have the following powers and duties:

(1)	To convene and preside as chairman at each meeting of the Supervisory Committee and to monitor the execution of resolutions of the Supervisory Committee;

(2)	To report to the shareholders’ general meeting on behalf of the Supervisory Committee;

(3)	To represent the Company where there are legal proceedings between the directors or general managers and the Company;

(4)	To perform other duties as stipulated by laws or the Articles of Association.

If the chairman of the Supervisory Committee is unable to or fails to exercise his powers and duties, the vice-chairman of the Supervisory Committee shall exercise such powers and duties.”

APPENDIX IV	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SUPERVISORY COMMITTEE
OF YANZHOU COAL MINING COMPANY LIMITED

5)	The following first clause in Article 20 of Original Rules for Supervisory Committee (Article 20 of the Amended Rules for Supervisory Committee):

“The Supervisory Committee shall convene at least two meetings each year and convene provisional meetings when necessary. Notice of meeting shall be sent to all supervisors in writing ten days before such meeting is convened. If for any reason a meeting of the Supervisory Committee cannot be convened as scheduled, an explanation shall be publicly announced.”

be amended as:

“The Supervisory Committee shall convene at least one meeting every six months. In case one of the following occurs, a provisional meeting shall be held within 10 days:

(1)	any supervisor proposes to convene a meeting;

(2)	resolutions were passed in shareholders’ meeting or meeting of the board of directors which are in breach of the laws, regulations, rules, various regulations and requirements of the relevant regulatory authorities, the Articles of Association, shareholders’ resolutions, board resolutions or other relevant regulations;

(3)	where the improper behaviour of the directors and senior management personnel may cause material loss to the Company or cause negative influences in markets;

(4)	where shareholders bring legal proceedings against the Company, directors, supervisors and senior management personnel;

(5)	where the Company, directors, supervisors and senior management were penalized by the Securities department or publicly condemned by the Shanghai Stock Exchange;

(6)	the securities supervisory department requires a meeting to be convened;

(7)	other conditions as stipulated in the Articles of Association.

Notice of the meeting of the Supervisory Committee shall be sent to the supervisors at least five days prior to the meeting, and notice of provisional meeting of Supervisory Committee shall be sent at least two days prior to the meeting. A public announcement should be made and explanation should be given in case the meeting cannot be held as scheduled.

In case of emergency and the provisional meeting of the Supervisory Committee must be held urgently, the notice of meeting can be given orally or through telephone, but the convener must give an explanation at the provisional meeting.”

APPENDIX IV	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SUPERVISORY COMMITTEE
OF YANZHOU COAL MINING COMPANY LIMITED

6)	Deleting Article 27 of the Original Rules for the Supervisory Committee, the deleted words are:

“Article 27	Supervisors who have attended the Supervisory Committee meeting shall sign on the minutes, the summary and the resolution of the meeting at the end of the meeting (the summary or the resolution of the meeting shall be signed there and then upon receipt). Supervisor who fails to sign on the minutes, the summary and the resolution of the meeting shall be regarded as not fulfilling his supervisory obligation.”

7)	The following in Article 28 of Original Rules for the Supervisory Committee (Article 27 of the Amended Rules for Supervisory Committee):

“Article 28	The Supervisory Committee meeting shall record the following matters:

(1)	Time and venue of the meeting, and the name of convener;

(2)	Names of supervisors present;

(3)	Agenda of the meeting;

(4)	Summary of speech made by supervisors;

(5)	Voting method and results.

Supervisors who have attended the meeting and the person who has drafted the minutes shall sign the minutes of the meeting. A supervisor has the right to request to put a note on the minutes to clarify the speech made by him at the meeting. Minutes of the Supervisory Committee meeting shall be kept as Company’s records.

Be amended Article 27 of the Amended Rules for Supervisory Committee:

“Article 27	A record of the Supervisory Committee meeting shall include the following:

(1)	Date, time, place and form of this meeting

(2)	Dispatch of the notice of meeting

(3)	Convener and chairman of the meeting

(4)	Attendance

(5)	Details of procedures of the meeting

APPENDIX IV	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SUPERVISORY COMMITTEE
OF YANZHOU COAL MINING COMPANY LIMITED

(6)	The proposal(s) considered in the meeting and the main points of any director’s speech and opinion and voting tendency

(7)	Voting method for each matter and its result (specifying the number of votes for and against and abstentions).

(9)	Other items that the directors consider should be recorded.”

For meetings of the Supervisory Committee held by electronic means, the minutes of meeting shall be made in accordance with the above provisions.

Supervisors present at the meeting and the person who is responsible for preparing the minutes shall sign on the minutes of meeting. The supervisors shall have the right to include explanatory notes in the minutes in relation to his speech. The minutes of the Supervisory Committee meeting shall be kept as Company’s record for at least 10 years.

8)	Deleting Article 29 of Original Rules for the Supervisory Committee. The deleted words are:

“Article 29	The resolution and summary of the Supervisory Committee meeting shall be forwarded to the secretary of the board of directors within one working day after the meeting, filed by the secretary of the board of directors to the Stock Exchange and publicly announced as required by the Shanghai Stock Exchange.”

9)	A new article 28 be inserted after the article 28 of the Rules for the Supervisory Committee (Article 27 of the Amended Rules for Supervisory Committee):

“Article 28	The supervisors present at the meeting shall confirm by signing on the minutes, summary and resolutions of the meeting. When the directors have different opinions on the minutes, summary and resolutions of the meeting, they can make a written note when signing. If necessary, the directors should report to the supervisory department promptly and can make a public announcement. Unless the directors do so, the directors are regarded to fully approve the minutes, summary and record of resolutions of the meeting.”

APPENDIX IV	PROPOSED AMENDMENTS TO THE RULES OF
PROCEDURES FOR THE SUPERVISORY COMMITTEE
OF YANZHOU COAL MINING COMPANY LIMITED

10)	Two Articles 35 and 36 be inserted after Article 35 of the Original Rules for the Supervisory Committee (Article 34 of the Amended Rules for Supervisory Committee):

“Article 35	For information that are not provided in detail herein, reference should be made to the rules of procedure for the board of directors of the Company.

Article 36	In these rules, reference to “above” a number includes that number, and reference to “within” a number does not include that number.”

In the process of amending the Rules of Procedures for the Supervisory Committee of the Company, in case there are changes to the chapter, article or rule number as a result of adding or deleting some articles, the amended chapters, articles of rule numbers shall be adjusted accordingly. Where there are cross-references to other articles in these rules, the article numbers shall be adjusted accordingly.

Supervisory Committee of Yanzhou Coal Mining Company Limited 21st April, 2006

NOTICE OF THE 2005 ANNUAL GENERAL MEETING

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2005 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an annual general meeting for the year ended 31st December 2005 (the “Annual General Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 8:30 a.m. on 28 June 2006 at the Conference Room of Zong He Building, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China (the “PRC”):

As ordinary resolutions:

1.	to consider and approve the working report of the board of directors of the Company (the “Board”) for the year ended 31st December 2005;

2.	to consider and approve the working report of the supervisory committee of the Company for the year ended 31st December 2005;

3.	to consider and approve the audited financial statements of the Company as at and for the year ended 31st December 2005;

4.	to consider and approve the proposed profit distribution plan and the cash dividend and special cash dividend distribution plans of the Company for the year ended 31st December 2005, and to authorise the Board to distribute such dividends to shareholders;

5.	to determine the remuneration of the directors and supervisors of the Company for the year ending 31st December 2006;

6.	to consider and approve the appointment of Deloitte Touche Tohmatsu (certified public accountants in Hong Kong) and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (certified public accountants in the PRC (excluding Hong Kong)) as the Company’s international and domestic auditors for the year 2006, respectively, to hold office until the conclusion of the next annual general meeting and to fix their remuneration;

NOTICE OF THE 2005 ANNUAL GENERAL MEETING

As special resolutions:

7.	to consider and approve the amendments to the articles of association of the Company proposed by the Board at a Board meeting held on 21st April 2006, details of which are more particularly described in the circular of the Company dated 9th May 2006 issued to the shareholders and are available on the websites of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the Shanghai Stock Exchange, and to authorize the Board to do all such things as necessary in connection with such amendments;

8.	to consider and approve the amendments to the Rules of Procedure for the Shareholders’ Meeting of Yanzhou Coal Mining Company Limited proposed by the Board at a Board meeting held on 21st April 2006, details of which are more particularly described in the circular of the Company dated 9th May 2006 issued to the shareholders and are available on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange, and to authorize do all such things as necessary in connection with such amendments;

9.	to consider and approve the proposed amendments to the Rules of Procedure for the Board of Directors of Yanzhou Coal Mining Company Limited proposed by the Board at a Board meeting held on 21st April 2006, details of which are more particularly described in the circular of the Company dated 9th May 2006 issued to the shareholders and are available on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange, and to authorize do all such things as necessary in connection with such amendments;

10.	to consider and approve the proposed amendments to the Rules of Procedure for the Supervisory Committee of Yanzhou Coal Mining Company Limited proposed by the Board at a Board meeting held on 21st April 2006, details of which are more particularly described in the circular of the Company dated 9th May 2006 issued to the shareholders and are available on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange, and to authorize do all such things as necessary in connection with such amendments; and

11.	to consider and approve the following resolution:

“THAT:

(a)	the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

(i)	such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

NOTICE OF THE 2005 ANNUAL GENERAL MEETING

(ii)	the number of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board shall not exceed 20 per cent. of the number of H Shares in issue as at the date of the this resolution; and

(iii)	the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b)	for the purposes of this resolution:

“H Shares” means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong dollars;

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii)	the expiration of the 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(c)	contingent on the directors resolving to issue shares pursuant to subparagraph (a) of this resolution, the Board be and is hereby authorised to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement), to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, and to make such amendments to the articles of association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company and to reflect the new share capital structure of the Company under the intended allotment and issue of the shares of the Company pursuant to the resolution under paragraph (a) of this resolution.”

By Order of the Board of Directors Wang Xin Chairman

Zoucheng, Shandong, the PRC, 9th May 2006

NOTICE OF THE 2005 ANNUAL GENERAL MEETING

Notes:

(A)	Holders of the Company’s overseas listed foreign invested shares (in the form of H shares) whose names appear on the Company’s register of members which is maintained by Hong Kong Registrars Limited at the close of business on 29th May 2006 are entitled to attend the Annual General Meeting after completing the registration procedures for attending the Annual General Meeting.

(B)	Holders of H shares, who intend to attend the Annual General Meeting, must deliver the completed reply slips for attending the Annual General Meeting to the Office of the Secretary of the Board no later than 8th June 2006. In addition to the foregoing:

(1)	such holders of H shares shall deliver copies of instruments of transfer, share certificates and their own identity cards to the Office of the Secretary of the Board; and

(2)	in case such holders are represented by proxies, they shall also deliver the instrument appointing the proxies and copies of the documents of identity of the proxies to the Office of the Secretary of the Board.

Shareholders can deliver the necessary documents for registration by the Company in person, by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the Annual General Meeting and despatch copies of Annual General Meeting admission cards to shareholders by post or by facsimile. When attending the Annual General Meeting, Shareholders or their proxies may exchange copies or facsimile copies of the Annual General Meeting admission cards for the original Annual General Meeting admission cards.

Further details of the requirements of the instrument appointing the proxies are set out in note (D) below.

(C)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

(D)	Each holder of H shares who has the right to attend and vote at the Annual General Meeting is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the Annual General Meeting. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a legal entity, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified. For holders of H shares, the power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited no less than 24 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof in order for such documents to be valid.

(E)	The H share register will be closed from 30th May 2006 to 28th June 2006, during which time no transfer of H shares will be registered. Holders of H shares who wish to attend and vote at the Annual General Meeting be qualified for entitlement to the dividends must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited no later than 4:00 p.m. on 29th May 2006.

Hong Kong Registrars Limited’s address is as follows:

46th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

(F)	The Annual General Meeting is expected to last half a day. Shareholders attending the Annual General Meeting are responsible for their own transportation and accommodation expenses.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF THE 2005 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an annual general meeting for the year ended 31st December 2005 (the “Annual General Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 8:30 a.m. on 28 June 2006 at the Conference Room of Zong He Building, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China (the “PRC”):

As ordinary resolutions:

1.	to consider and approve the working report of the board of directors of the Company (the “Board”) for the year ended 31st December 2005;

2.	to consider and approve the working report of the supervisory committee of the Company for the year ended 31st December 2005;

3.	to consider and approve the audited financial statements of the Company as at and for the year ended 31st December 2005;

4.	to consider and approve the proposed profit distribution plan and the cash dividend and special cash dividend distribution plans of the Company for the year ended 31st December 2005, and to authorise the Board to distribute such dividends to shareholders;

5.	to determine the remuneration of the directors and supervisors of the Company for the year ending 31st December 2006;

6.	to consider and approve the appointment of Deloitte Touche Tohmatsu (certified public accountants in Hong Kong) and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (certified public accountants in the PRC (excluding Hong Kong)) as the Company’s international and domestic auditors for the year 2006, respectively, to hold office until the conclusion of the next annual general meeting and to fix their remuneration;

As special resolutions:

7.	to consider and approve the amendments to the articles of association of the Company proposed by the Board at a Board meeting held on 21st April 2006, details of which are more particularly described in the circular of the Company dated 9th May 2006 issued to the shareholders and are available on the websites of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the Shanghai Stock Exchange, and to authorize the Board to do all such things as necessary in connection with such amendments;

8.	to consider and approve the amendments to the Rules of Procedure for the Shareholders’ Meeting of Yanzhou Coal Mining Company Limited proposed by the Board at a Board meeting held on 21st April 2006, details of which are more particularly described in the circular of the Company dated 9th May 2006 issued to the shareholders and are available on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange, and to authorize do all such things as necessary in connection with such amendments ;

9.	to consider and approve the proposed amendments to the Rules of Procedure for the Board of Directors of Yanzhou Coal Mining Company Limited proposed by the Board at a Board meeting held on 21st April 2006, details of which are more particularly described in the circular of the Company dated 9th May 2006 issued to the shareholders and are available on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange, and to authorize do all such things as necessary in connection with such amendments;

10.	to consider and approve the proposed amendments to the Rules of Procedure for the Supervisory Committee of Yanzhou Coal Mining Company Limited proposed by the Board at a Board meeting held on 21st April 2006, details of which are more particularly described in the circular of the Company dated 9th May 2006 issued to the shareholders and are available on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange, and to authorize do all such things as necessary in connection with such amendments; and

11.	to consider and approve the following resolution:

“THAT:

(a)	the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

(i)	such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)	the number of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board shall not exceed 20 per cent. of the number of H Shares in issue as at the date of the this resolution; and

(iii)	the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b)	for the purposes of this resolution:

“H Shares” means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong dollars;

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii)	the expiration of the 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(c)	contingent on the directors resolving to issue shares pursuant to subparagraph (a) of this resolution, the Board be and is hereby authorised to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement), to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, and to make such amendments to the articles of association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company and to reflect the new share capital structure of the Company under the intended allotment and issue of the shares of the Company pursuant to the resolution under paragraph (a) of this resolution.”

By Order of the Board of Directors Wang Xin Chairman

Zoucheng, Shandong, the PRC, 9th May 2006

Notes:

(A)	Holders of the Company’s overseas listed foreign invested shares (in the form of H shares) whose names appear on the Company’s register of members which is maintained by Hong Kong Registrars Limited at the close of business on 29th May 2006 are entitled to attend the Annual General Meeting after completing the registration procedures for attending the Annual General Meeting.

(B)	Holders of H shares, who intend to attend the Annual General Meeting, must deliver the completed reply slips for attending the Annual General Meeting to the Office of the Secretary of the Board no later than 8th June 2006. In addition to the foregoing:

(1)	such holders of H shares shall deliver copies of instruments of transfer, share certificates and their own identity cards to the Office of the Secretary of the Board; and

(2)	in case such holders are represented by proxies, they shall also deliver the instrument appointing the proxies and copies of the documents of identity of the proxies to the Office of the Secretary of the Board.

Shareholders can deliver the necessary documents for registration by the Company in person, by post or by facsimile. Upon receipt of such documents, the Company will complete the registration procedures for attending the Annual General Meeting and despatch copies of Annual General Meeting admission cards to shareholders by post or by facsimile. When attending the Annual General Meeting, Shareholders or their proxies may exchange copies or facsimile copies of the Annual General Meeting admission cards for the original Annual General Meeting admission cards.

Further details of the requirements of the instrument appointing the proxies are set out in note (D) below.

(C)	Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

(D)	Each holder of H shares who has the right to attend and vote at the Annual General Meeting is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the Annual General Meeting. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a legal entity, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified. For holders of H shares, the power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited no less than 24 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof in order for such documents to be valid.

(E)	The H share register will be closed from 30th May 2006 to 28th June 2006, during which time no transfer of H shares will be registered. Holders of H shares who wish to attend and vote at the Annual General Meeting be qualified for entitlement to the dividends must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited no later than 4:00 p.m. on 29th May 2006.

Hong Kong Registrars Limited’s address is as follows:

46th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

(F)	The Annual General Meeting is expected to last half a day. Shareholders attending the Annual General Meeting are responsible for their own transportation and accommodation expenses.

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Form of proxy for use at the Annual General Meeting for the year end 31st December, 2005

The Number of Shares
Represented by the
Proxy Form[1]

I/We2                                                                                                                                                                                                         ,

Address:                                                                                                                                                                                                                                                   2,

being the registered holder(s) of _____________________H shares of RMB1.00 each in the capital of Yanzhou Coal Mining Company Limited

(the “Company”), HEREBY APPOINT3 the Chairman of the Annual General Meeting or                                                                                    of

as my/our proxy/proxies to attend and act for me/us and on my/our behalf at the Annual General Meeting of the Company (and/or at any adjournment thereof) to be held at the Conference Room of Zong He Building, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China at 8:30 a.m. on 28th June, 2006. The proxy/proxies will vote on the resolutions listed in the Notice of Annual General Meeting as hereunder indicated or, unless otherwise indicated or if no such indication is given, as my proxy/proxies think(s) fit:

	ORDINARY RESOLUTIONS	For[4]	Against[4]	ABSTAIN[4]

1.	to consider and approve the working report of the board of directors of the Company (the “Board”) for the year ended 31st December 2005;

2.	to consider and approve the working report of the supervisory committee of the Company for the year ended 31st December 2005;

3.	to consider and approve the audited financial statements of the Company as at and for the year ended 31st December 2005;

4.	to consider and approve the proposed profit distribution plan and the cash dividend and special cash dividend distribution plans of the Company for the year ended 31st December 2005, and to authorise the Board to distribute such dividends to shareholders;

5.	to determine the remuneration of the directors and supervisors of the Company for the year ending 31st December 2006;

6.	to consider and approve the appointment of Deloitte Touche Tohmatsu (certified public accountants in Hong Kong) and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (certified public accountants in the PRC (excluding Hong Kong)) as the Company’s international and domestic auditors for the year 2006, respectively, to hold office until the conclusion of the next annual general meeting and to fix their remuneration;

	SPECIAL RESOLUTIONS	For[4]	Against[4]	ABSTAIN[4]

7.	to consider and approve the amendments to the articles of association of the Company proposed by the Board at a Board meeting held on 21st April 2006, details of which are more particularly described in the circular of the Company dated 9th May 2006 issued to the shareholders and are available on the websites of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the Shanghai Stock Exchange, and to authorize the Board to do all such things as necessary in connection with such amendments;

8.	to consider and approve the amendments to the Rules of Procedure for the Shareholders’ Meeting of Yanzhou Coal Mining Company Limited proposed by the Board at a Board meeting held on 21st April 2006, details of which are more particularly described in the circular of the Company dated 9th May 2006 issued to the shareholders and are available on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange, and to authorize do all such things as necessary in connection with such amendments;

9.	to consider and approve the proposed amendments to the Rules of Procedure for the Board of Directors of Yanzhou Coal Mining Company Limited proposed by the Board at a Board meeting held on 21st April 2006, details of which are more particularly described in the circular of the Company dated 9th May 2006 issued to the shareholders and are available on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange, and to authorize do all such things as necessary in connection with such amendments;

10.	to consider and approve the proposed amendments to the Rules of Procedure for the Supervisory Committee of Yanzhou Coal Mining Company Limited proposed by the Board at a Board meeting held on 21st April 2006, details of which are more particularly described in the circular of the Company dated 9th May 2006 issued to the shareholders and are available on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange, and to authorize do all such things as necessary in connection with such amendments; and

	SPECIAL RESOLUTIONS	For[4]	Against[4]	ABSTAIN[4]

11.	to consider and approve the following resolution:

“THAT:

(a)    the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and options in respect thereof, subject to the following terms:

(i)     such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)    the number of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board shall not exceed 20 per cent. of the number of H Shares in issue as at the date of the this resolution; and

(iii)  the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b) for the purposes of this resolution:

“H Shares” means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong dollars;

“RelevantPeriod” means the period from the passing of this resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii) the expiration of the 12-month period following the passing of this resolution; or

(iii) the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(c)    contingent on the directors resolving to issue shares pursuant to subparagraph (a) of this resolution, the Board be and is hereby authorised to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement), to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, and to make such amendments to the articles of association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company and to reflect the new share capital structure of the Company under the intended allotment and issue of the shares of the Company pursuant to the resolution under paragraph (a) of this resolution.”

Signature[7]: __________________________________	Date:____________________________2006

Notes:

1.	Please insert the number of shares in the Company to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate all the shares in the Company registered in your name.

2.	Full name(s) and address(es) to be inserted in BLOCK LETTERS as shown in the register of members of the Company.

3.	If the person other than the Chairman of the Annual General Meeting is to be appointed as proxy, please delete “the Chairman of the Annual General Meeting or” and insert into the blank space the name and address of the proxy appointed. Each Shareholder is entitled to appoint one or more proxies to attend and vote at the meeting. The proxy need not be a Shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Any alteration made to this form of proxy must be initialled by the person(s) who sign(s) it.

4.	Important: If you wish to vote for any resolution, tick in the box marked “FOR”. If you wish to vote against any resolution, tick in the box marked “AGAINST”. If you wish to abstain from a resolution, tick the appropriate box marked “ABSTAIN”. Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Annual General Meeting other than those referred to in the notice convening the Annual General Meeting.

5.	This form of proxy must be signed by you (or by your attorney duly authorized in writing). If you are a legal entity such as a company or an organisation, this form of proxy must be under the seal of the legal entity or be signed by its director (or responsible person) or a duly authorized attorney.

6.	To be valid, this form of proxy, together with the power of attorney or other documents of authorization under which it is signed, must be delivered to Hong Kong Registrars Limited not less than 24 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof.

7.	A proxy attending the Annual General Meeting must present his proof of identity.

8.	Please refer to the circular dispatched with this form proxy for details of certain resolutions.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Reply Slip for the annual general meeting

To: Yanzhou Coal Mining Company Limited (the “Company”)

I/We intend to attend (in person/by a proxy/proxies)(4) the annual general meeting for the year ended 31st December, 2005 of the Company to be held at 8:30 a.m. on 28th June 2006, at the Conference Room of Zong He Building, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China.

Name(s) (as appearing in the register of members)(1)

Number of domestic/H shares registered under my/our name(s)(3)(4)

Identity card/passport number(2)(4)

Identification code of shareholder

Correspondence address(1)

Telephone number

Signature(s): __________________________________	Date:____________________________2006

Notes:

1.	Please insert your full name(s) (both in Chinese and English) and correspondence address in block letters.

2.	Please submit a photocopy of your ID card/passport.

3.	Please submit a photocopy of proof of ownership of your shares.

4.	Please delete the option which is not applicable in “domestic/H”, “in person/by a proxy/proxies” and “Identity card/passport”.

5.	The completed and signed reply slip must be delivered to the Office of the Secretary of the Board of Directors at the Company’s registered address at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC no later than 8th June 2006. This reply slip may be delivered to the Company in person, by post or by facsimile (Fax No.: 86-537-5383311).

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310